
BAKER HUGHES
Leading
technology
performance
reliability



Above, from left to right: Ray Ballantyne, Vice President and President, INTEQ; Trevor Burgess, Vice President and President, Hughes Christensen; David Barr, Vice President and President, Baker Atlas; Wil Faubel, Vice President and President, Centrilift; Ed Howell, Vice President and President, Baker Petrolite; Doug Wall, Vice President and President, Baker Oil Tools.

>>> ***Leading focus.*** *Baker Hughes has been a leader among the major oilfield service companies in focusing on our industry. Our six product line focused divisions deliver Best-in-Class technology and are leaders in their chosen market segments.*

>>> ***Leading culture.*** *Baker Hughes' leadership is built on a high-performance culture based on our Core Values and Keys to Success. This common culture guides our decisions and actions, and enables Baker Hughes' divisions to share resources, work together to develop new technology and jointly serve our customers.*

>>> ***Leading technology.*** *Baker Hughes provides Best-in-Class oilfield technology for drilling, formation evaluation, completion and production. We specialize in innovative, practical solutions that improve efficiency, reduce risk, and improve the productivity of oil and gas wells.*

>>> ***Leading service.*** *Through our global operations network, Baker Hughes is a leader in delivering Best-in-Class wellsite service. With experienced people and reliable products, we are committed to flawless execution at the work site.*

On the cover, clockwise from top left: [illegible] Salma, Ph.D., Group Leader, Oilfield Technology, Baker Petrolite; [illegible] Ogunmakin, Electromechanical Technician, INTEQ; Larry Marshall, Technical Marketing Representative, Hughes Christensen

Keys to Success

- People contributing to their full potential.
- Delivering unmatched value to our customers.
- Being cost-efficient in everything we do.
- Employing our resources effectively.

Our Core Values

Integrity – We believe integrity is the foundation of our individual and corporate actions. We are accountable for our actions, successes and failures.

Teamwork – We believe teamwork leverages our individual strengths. We willingly share our resources as we work toward common goals.

Performance – We believe performance excellence will differentiate us from our competitors. We work hard, celebrate our successes and learn from our failures.

Learning – We believe a learning environment is the way to achieve the full potential of each individual and the company.



Hughes Christensen

Hughes Christensen provides Tricone® and PDC drill bits, ream-while-drilling tools, and OASIS™ drilling optimization services. Its comprehensive Tricone bit line includes the UltraMax® series of metal-sealed bearing bits, Mini-MX™ bits for slimhole wells, and HydraBoss® bits for efficient drilling through shale. Genesis™ PDC bits are specifically designed for each application to improve drilling performance. HedgeHog™ impregnated diamond bits increase penetration rates through harder formations.



INTEQ

INTEQ provides directional drilling, measurement-while-drilling (MWD), logging-while-drilling (LWD), drilling fluids, and wellsite information services. INTEQ's leading AutoTrak® G3 rotary steerable system works in conjunction with advanced LWD systems to drill efficiently, obtain formation measurements and guide the well within the reservoir. INTEQ Drilling Fluids offers environmentally compliant emulsion and water base fluids, completion fluids and drilling waste management services, and has leading experience in deepwater drilling fluids technology.



Baker Atlas

Baker Atlas provides wireline-conveyed well logging, data analysis and perforating services for formation evaluation, production and reservoir management. Differentiating technologies include the Reservoir Characterization Instrument® service for acquiring formation fluid samples, the 3D-Explorer℠ service for evaluating complex reservoirs, and the EARTHImager℠ service for acquiring borehole images in oil based drilling fluids. In delivering all of its services, Baker Atlas field engineers have earned a reputation for Best-in-Class wellsite service.



Baker Oil Tools

Baker Oil Tools provides completion, workover and fishing technology to assure safe and efficient hydrocarbon production. Custom-engineered completion systems combine liner hangers, safety valves, packers, flow control equipment and screens. The division is a leader in completions for high-pressure/high temperature, multilateral, and deepwater wells, and is an innovative supplier of expandable completion solutions and Intelligent Well Systems®. Workover and fishing services provide cost-effective solutions to drilling and production problems.



Centrilift

Centrilift provides electric submersible pump (ESP) and progressing cavity pump (PCP) systems, applications engineering, project management and well monitoring services. As a leader in rotating artificial lift technology, Centrilift is the only company that supplies all submersible pump system components including surface controllers, power cable, pumps, seals and motors. Centrilift's highly reliable ESP systems also can enhance production in subsea applications and replace gas lift completions in deepwater wells.



Baker Petrolite

Baker Petrolite provides chemical technology solutions for hydrocarbon production, transportation and processing. During oil and gas production, the division delivers laboratory services and chemicals to control corrosion and deposition and to treat produced water. Flow enhancers increase pipeline throughput and inspection services help assure pipeline system integrity. Engineered chemical programs also create value for chemical plants and refineries by improving productivity, treating water, and resolving environmental issues.

Baker Hughes

Gulf of Mexico
Baker Hughes played an important role in major deepwater development projects with PDC bits, the AutoTrak® drilling system, environmentally friendly fluids, wireline logging services, high pressure/high temperature completion systems, and flow assurance chemical programs.

North Sea
Baker Hughes maintained its position as a technology leader with advanced drilling, formation evaluation and completion systems in Norway, Denmark and the U.K., while helping operators optimize mature fields with ESP, re-entry and well abandonment systems.

Russia
Baker Hughes began service operations in Western Siberia with drilling and completion projects, applied the AutoTrak® system for extended reach drilling from Sakhalin Island, and used the VertiTrak® system for a deep exploratory well in Astrakhan.



Latin America
Baker Hughes delivered outstanding drilling performance with the AutoTrak® system in Trinidad, set drilling records with Genesis™ bits in Venezuela and Argentina, and installed expandable screen in Venezuela and an Intelligent Completion® system offshore Brazil. The RCI® system gained logging market share in Brazil and Chile.

Africa
Baker Hughes set drilling performance records in Nigeria, introduced advanced formation evaluation technology in Angola, set ESP run-life standards in Gabon and Morocco, opened a wireline logging base in Equatorial Guinea and became the deepwater completion leader in Egypt.

Asia Pacific
Baker Hughes performed multilateral completions in China, set horizontal drilling records in Malaysia and ROP records in Thailand, established itself as a leading deepwater fluids supplier in the region, won major ESP contracts in Indonesia and Australia, and began well logging operations in India.

SELECTED FINANCIAL HIGHLIGHTS

(In millions, except per share amounts)	Year Ended December 31, 2003[1] [2]	2002[1] [2]	2001[1] [2]	2000[1] [2]	1999[2]
Revenues	$ 5,292.8	$ 4,901.7	$ 5,037.6	$ 4,833.1	$ 4,854.8
Operating income	563.6	565.0	724.6	338.1	157.6
Income from continuing operations	180.1	229.6	432.4	71.9	24.8
Income before extraordinary loss and cumulative effect of accounting change	134.5	211.4	438.7	102.3	33.3
Net income	128.9	168.9	438.0	102.3	33.3
Per share of common stock:					
Income from continuing operations					
Basic	0.54	0.68	1.29	0.22	0.08
Diluted	0.54	0.68	1.28	0.22	0.08
Net income					
Basic	0.38	0.50	1.31	0.31	0.10
Diluted	0.38	0.50	1.30	0.31	0.10
Number of shares:					
Outstanding at year end	332.0	335.8	336.0	333.7	329.8
Average during year	334.9	336.8	335.6	330.9	328.2
Income from continuing operations	180.1	229.6	432.4	71.9	24.8
Non-operational items, net of tax[3]	150.1	86.8	4.8	101.4	18.0
Operating profit after tax[4]	$ 330.2	$ 316.4	$ 437.2	$ 173.3	$ 42.8
Per share of common stock:					
Operating profit after tax[4]					
Basic	$ 0.99	$ 0.94	$ 1.30	$ 0.52	$ 0.14
Diluted	0.98	0.94	1.30	0.52	0.14
Working capital	$ 1,222.0	$ 1,487.5	$ 1,650.6	$ 1,693.9	$ 1,280.4
Total assets	6,302.2	6,400.8	6,676.2	6,489.1	7,182.1
Total debt	1,484.4	1,547.8	1,694.6	2,062.9	2,818.6
Stockholders' equity	3,350.4	3,397.2	3,327.8	3,046.7	3,071.1
Total debt/equity ratio	44%	46%	51%	68%	92%
Number of employees (thousands)	26.7	26.5	26.8	24.5	27.3

(1) Excludes the results of EIMCO Process Equipment and BIRD Machine, discontinued businesses.

(2) Excludes the results of our oil producing operations in West Africa, a discontinued business.

(3) Merger and acquisition related costs, restructuring charges and reversals, impairment of investment in affiliate, and gain (loss) on disposal of assets. Additional information for each item can be found on our website at www.bakerhughes.com/investor.

(4) Operating profit after tax is a non-GAAP measure comprised of income from continuing operations excluding the impact of certain non-operational items. We believe that operating profit after tax is useful to investors because it is a consistent measure of the underlying results of our business. Furthermore management uses operating profit internally as a measure of the performance of the company's operations.

2003 Revenues by Region


USA
Europe
Latin America
Asia Pacific
Middle East
Africa
Canada
CIS

Total Revenues
2001–2003, by Quarter
(In millions)


$1,600
$1,400
$1,200
$1,000
$800
2001
2002
2003

Operating Profit After Tax Per Share (Diluted)
2001–2003, by Quarter


$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
2001
2002
2003

Total Debt
2001–2003, by Quarter
(In millions)


$2,500
$2,000
$1,500
$1,000
$500
$0
2001
2002
2003

LETTER TO STOCKHOLDERS

In 2003, Baker Hughes continued to execute on several fundamental strategies including a focus on the oilfield, a commitment to Best-in-Class products and services, and financial and capital discipline. As a result, we increased revenue and maintained operating profit despite cautious investment by our customers, shifting markets and strong competition.

During the year, the Baker Hughes senior management team developed and refined a long term strategy for the company, which enhanced and validated the company's strategic direction. We also progressed toward building our high performance culture by continuing to reinforce the central role of our Core Values in the way we do business.

Revenues were up 8% for the year at $5.3 billion, compared to $4.9 billion in 2002. Operating profit after tax (before non-operational charges) was $330.2 million in 2003, up from $316.4 million in 2002. See the "Selected Financial Highlights" for reconciliation of operating profit after tax to income from continuing operations.

We recorded after tax charges totaling $105.9 million related to our 30% minority interest in our WesternGeco seismic venture for the impairment of its seismic library and rationalization of its seismic fleet. We also recorded an after tax charge of $45.3 million to reduce the carrying value of our equity investment in WesternGeco.

After these charges and other adjustments, net income was $128.9 million, compared to $168.9 million in 2002.

2003 Market Activity

Even though oil and natural gas prices were relatively high throughout 2003, our customers invested cautiously due in part to the conflict in the Middle East and ongoing concern about the global economy. Both factors contributed to uncertainty regarding the sustainability of these high prices. However, prices showed staying power and the worldwide rotary rig count ended the year up 19%, with most of the increase coming from land rigs drilling for gas in North America. Drilling activity in the Gulf of Mexico and the North Sea – historically two of Baker Hughes' strongest markets – declined during the year as deepwater projects were delayed and major operators in the U.K. and Norway focused on opportunities outside these areas.

Oilfield Highlights

Total Oilfield revenue grew 8% during the year, and our oilfield divisions achieved

This Annual Report to Stockholders, including the letter to stockholders from Chairman Michael E. Wiley, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "will," "expect," "should," "scheduled," "plan," "aim," "ensure," "believe," "promise," "anticipate," "could" and similar expressions are intended to identify forward-looking statements. Baker Hughes' expectations regarding these matters are only its forecasts. These forecasts may be substantially different from actual results, which are affected by many factors, including those listed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Item 7 of the Annual Report on Form 10-K of Baker Hughes Incorporated for its year ended December 31, 2003. The use of "Baker Hughes," "our," "we" and similar terms are not intended to describe or imply particular corporate organizations or relationships.


>>> Leading in
Service

a combined 14.2% operating margin (operating profit before tax as a percentage of revenue), the result of product line focus, cost management and new product introductions in a competitive market. The contribution to our revenue from products introduced within the last three years continues to be significant, an indication that the market has validated our strategic commitment to Best-in-Class technology. This trend is evident in all our divisions.

"Our Reservoir Characterization Instrument℠ service saves rig time and delivers quality information to our clients," says Bob Gordon, Product Line Manager, Baker Atlas. "Enhancements to this leading service helped us gain deepwater business in Brazil, the North Sea, and the Gulf of Mexico."

Hughes Christensen had one of its best years with strong revenue growth based on continued leadership in Tricone® drill bits and the ongoing, highly successful launch of the Genesis™ PDC drill bit line. Custom-engineered Genesis bits set drilling performance records in production basins throughout the world. Hughes Christensen worked with our INTEQ division to develop specific Genesis bit designs to optimize performance on the AutoTrak® rotary steerable system and other new drilling systems developed by INTEQ. Hughes Christensen's reductions in manufacturing cycle times and inventories also contributed to achieving the best margin performance of all our divisions.



>>> Leading in Technology

"Hughes Christensen's Genesis ™ PDC drill bits have set drilling performance records in oilfields throughout the world," says Mark Dykstra, Ph.D., Diamond Product Manager. "One success factor is our leading engineering process that designs the right drill bit for each application."

Baker Atlas had its best year ever in revenues and margins thanks in part to successful new technology commercialization, steady pricing discipline, new market penetration, and building a consistent global brand. During 2003, Baker Atlas introduced enhancements to its Reservoir Characterization Instrument℠ service that helped gain important deepwater business in Brazil, the North Sea, and the Gulf of Mexico. The division launched the FOCUS system, a high-efficiency, premium technology for land-based logging, and formed VSFusion, a joint venture with Compagnie Générale de Géophysique (CGG), for borehole seismic processing. Baker Atlas implemented a Global Product Initiative to help field operations achieve their objectives for pricing and asset utilization. In addition, Baker Atlas began operations in Chile, India, Equatorial Guinea and Morocco.

In a record year for revenues and profits, **Centrilift** had outstanding performance in every major operating region, adding to its artificial lift product line and extending the application of its electric submersible pumps (ESPs). With Centrilift's emphasis on increasing oil production rates, the division's performance in North America benefited from sustained high commodity prices. In addition, the division's Latin American operations overcame challenging conditions in Venezuela and

Argentina to achieve strong financial results. Centrilift revenue grew throughout the Eastern Hemisphere with strong performance in Russia and significant growth in the Middle East, China and Australia.

Sales of the division's LIFTEQ™ progressing cavity pumps reached significant levels in 2003 with installation of both electric submersible and rod driven systems in hundreds of wells with abrasive and viscous crude. In the Gulf of Mexico, North Sea and Australia, Centrilift installed ESP systems to enhance production from offshore platforms and subsea wells, which previously would have employed gas lift completions.

Baker Petrolite achieved new milestones in 2003, most notably an all-time high revenue performance. The division continued to be a leading provider of engineered solutions and innovative chemical programs to control corrosion, scale, paraffin and hydrates in oil and gas wells, production facilities, pipelines and refineries. For the first time ever, Baker Petrolite's revenues outside the United States exceeded domestic revenues as a result of its international expansion strategy. International specialty chemical markets continue to present opportunities for growth in all phases of our customers' operations – upstream, midstream and downstream. Baker Petrolite's "EXCELerate Create and Capture Value" initiative has improved margins by instilling pricing focus across all product and service lines.

The division's Pipeline Management Group (PMG) added "smart-pig" in-line inspection capabilities by acquiring the Cornerstone Pipeline Inspection Group (CPIG). This new service strengthens PMG's offering of pipeline integrity services to the world's aging pipeline systems.

INTEQ had a challenging year in 2003. While revenues grew 6%, margins were impacted by declining activity in the high-end North Sea and Gulf of Mexico regions where INTEQ has historically had healthy revenues. Startup costs associated with introducing new logging-while-drilling (LWD) technology also hurt results for the year. Despite these setbacks, INTEQ made important achievements in 2003. The AutoTrak® rotary steerable drilling system reached a cumulative 8.5 million feet of hole drilled, and the new AutoTrak G3 system was complemented by the APLS-Elite℠ nuclear and Acoustic Properties eXplorer℠ LWD systems in an integrated drilling/formation evaluation bottomhole assembly. INTEQ applied this complete system successfully in the North Sea, West Africa and deepwater Gulf of Mexico. The VertiTrak® vertical drilling system also found wide customer acceptance, with successful operations in Canada, Europe, Latin America and Russia.

INTEQ Drilling Fluids expanded its Fluids Environmental Service, strengthening its waste management capabilities. INTEQ Drilling Fluids also conducted deepwater operations on significant projects in the Gulf of Mexico, Europe, West Africa and Asia.

Baker Oil Tools revenues increased 2% in 2003. Declines in the premium North Sea and Gulf of Mexico markets and intense competition for well completions prevented margin improvement. Baker Oil Tools made gains in expandable completions with deployment of EXPress™ Expandable Sand Control Systems and the introduction of a proprietary adjustable

Return on Assets
2001–2003, by Quarter
(Annualized operating profit after tax, divided by long-term assets)


16%
14%
12%
10%
8%
6%
4%
2%
0%
2001
2002
2003

Revenue per Employee
2001–2003, by Quarter
(In thousands)


$55
$50
$45
$40
$35
$30
2001
2002
2003

swage expansion system. Baker Oil Tools also deployed a variety of Intelligent Well Systems® including an all-electric InCharge™ system for a national oil company in Brazil's deepwater Campos Basin, a hydraulic InForce™ system in a subsea well in the Gulf of Mexico, and an InForce™ system, combined with a LIFTEQ™ ESPCP from Centrilift, in a multilateral well in Oman. Based on these successes, Baker Oil Tools was awarded the intelligent well system development contract for a major deepwater project in the Gulf of Mexico.

Baker Oil Tools also gained market share in deepwater and high pressure/high temperature completions in the Gulf of Mexico, Canada, Egypt and Venezuela, and continued to set records for horizontal sand control completions in Norway and the U.K.

High Performance Culture

For the past three years we have been building a high performance culture within Baker Hughes based on our Core Values and Keys to Success. By fostering a culture that shares these values, we believe we can create sustainable competitive advantage. Our Core Values are Integrity, Teamwork, Performance and Learning. Integrity is our first Core Value, and we continue our commitment to ensure integrity remains the cornerstone of our individual and corporate actions. We are committed to the highest principles of transparent corporate governance, and to compliance with all laws and regulations. Baker Hughes has numerous programs to help our employees worldwide develop a more thorough understanding of our Business Code of Conduct, the requirements of our Foreign Corrupt Practices Act Policy, and our system of internal controls.

Long Term Strategy

An important accomplishment in 2003 was the development of a long term strategic framework for Baker Hughes, aimed at creating value for stockholders throughout the business cycle and growing faster while achieving superior margins compared to our major competitors.

As we developed the framework, we confirmed our strategic focus on the oilfield and on our product-line-focused organization, which delivers Best-in-Class products and services across a broad spectrum of oilfield markets. Our executive team also identified three core competencies that will reinforce our ability to achieve our strategic objectives. These include: product development, commercialization and life cycle management; manufacturing and product quality; and service quality.

Our strategic framework acknowledges the ongoing shift of oilfield investment away from traditional North American and North Sea markets to more challenging areas with brighter prospects for our Best-in-Class products and services, primarily in the Eastern Hemisphere. In addition, we have renewed our commitment to serving our national oil company customers as they utilize our technology and services in developing significant new reserves and optimizing production from older fields.

Oilfield Focus

The recent disposition of the remaining operating division of our former Process segment further increased Baker Hughes' focus on the oilfield services market.


>>> Leading in
Reliability and
Performance

The sale of BIRD Machine to Group Andritz of Austria, completed in January 2004, makes Baker Hughes the only major service company with such a concentrated oilfield focus.

Financial Flexibility

Baker Hughes continued to maintain its financial flexibility in 2003 by exercising capital discipline and cost control. Since 1999, we have reduced debt by $1.4 billion, and at the end of 2003 our debt-to-capitalization ratio was 31%. Cash flow from operations enabled us to retire debt, pay dividends, repurchase stock and make acquisitions in 2003.

We use Baker Value Added, our measure of returns relative to our cost of capital, to evaluate equipment and project investments, and we continue to look for ways to improve performance through opportunities that lower costs, reduce capacity, or increase our ability to obtain fair prices.

Outlook

Looking ahead, we expect another year of growth in 2004 with an increase of 5–7% in worldwide exploration and production investment. We anticipate another good year for North American land drilling targeted at natural gas, while offshore activity in the Gulf of Mexico should remain relatively flat. International activity is expected to increase 5–7% for the year.

We are prepared to leverage any opportunities that 2004 may offer. As an enterprise, Baker Hughes shares a common high-performance culture, and is aligned to execute our long-range strategy. Our six operating divisions will provide Best-in-Class technology, serving our traditional markets and new ones, while delivering unmatched value for our customers.

Andy Szescila Retires

At the end of 2003, Andrew J. Szescila, Senior Vice President and Chief Operating Officer, retired after 33 years with the company. He began his distinguished career as a field engineer, and later served as president of three different operating divisions. His broad knowledge and experience were instrumental in establishing the company's Best-in-Class position. We thank Andy for his leadership and dedication, and wish him an enjoyable retirement.



Alan R. Crain, Jr., Vice President and General Counsel; Steve Finley, Senior Vice President – Finance and Administration and Chief Financial Officer; Rod Clark, President and Chief Operating Officer; Michael E. Wiley, Chairman and Chief Executive Officer; Greg Nakanishi, Vice President, Human Resources.

Rod Clark named President & COO

In February 2004, James R. "Rod" Clark was appointed President and Chief Operating Officer of Baker Hughes Incorporated. Rod is a person who embodies our Core Values, has great breadth and depth of experience and has a track record of superior performance and leadership. He joined Baker Hughes in 2001 as President of Baker Petrolite. Since August of last year, Rod has served as Vice President of Marketing and Technology. During his 25 years of industry experience, he was President of Sperry-Sun, a Halliburton company, and held financial, operational and leadership positions with FMC Corporation, Schlumberger, and Grace Energy Corporation.

Richard Kinder's Service

Richard D. Kinder, Chairman and Chief Executive Officer of Kinder Morgan, Inc. and Kinder Morgan Energy Partners, LP, will retire from our Board of Directors effective April 28, 2004. Rich joined the Baker Hughes board in 1994, and has been a member of our Finance Committee and chairman of our Compensation Committee. We would like to thank him for his service to Baker Hughes.

Finally, I would like to thank our customers for selecting Baker Hughes, our stockholders for recognizing the strength of our business and investing in it, and our employees for their commitment that has made Baker Hughes a leader in our industry.

Michael E. Wiley,
Chairman and CEO

Baker Hughes Incorporated
Notice of Annual Meeting of Stockholders

April 28, 2004

TO THE STOCKHOLDERS OF BAKER HUGHES INCORPORATED:

The Annual Meeting of the Stockholders of Baker Hughes Incorporated ("Company" or "Baker Hughes") will be held at the offices of the Company, 3900 Essex Lane, Suite 210, Houston, Texas on Wednesday, April 28, 2004, at 9:00 a.m., Central Daylight Time, for the purpose of considering and voting on:

1. Election of three directors to serve for three-year terms;

2. Ratification of Deloitte & Touche LLP as the Company's Independent Auditor for Fiscal Year 2004;

3. Stockholder Proposal No. 1 regarding classified boards;

4. Stockholder Proposal No. 2 regarding poison pills; and

5. Such other business as may properly come before the meeting and any reconvened meeting after an adjournment thereof.

The Board of Directors has fixed March 3, 2004 as the record date for determining the stockholders of the Company entitled to notice of, and to vote at, the meeting and any reconvened meeting after an adjournment thereof, and only holders of Common Stock of the Company of record at the close of business on that date will be entitled to notice of, and to vote at, that meeting or a reconvened meeting after an adjournment.

You are invited to attend the meeting in person. Whether or not you plan to attend the meeting personally, please complete, sign and date the enclosed proxy, and return it as soon as possible in the enclosed postage prepaid envelope. You may revoke your proxy any time prior to its exercise, and you may attend the meeting and vote in person, even if you have previously returned your proxy. In some cases, you may be able to exercise your proxy by telephone or by the internet. Please refer to the Proxy Statement for further information on telephone and internet voting.

By order of the Board of Directors,

Sandra E. Alford

Sandra E. Alford
Corporate Secretary

Houston, Texas
March 8, 2004

TO ASSURE YOUR REPRESENTATION AT THE MEETING, PLEASE SIGN, DATE AND RETURN YOUR PROXY AS PROMPTLY AS POSSIBLE. AN ENVELOPE, WHICH REQUIRES NO POSTAGE, IF MAILED IN THE UNITED STATES, IS ENCLOSED FOR THIS PURPOSE.

PROXY STATEMENT
TABLE OF CONTENTS

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Baker Hughes Incorporated, a Delaware corporation ("Company," "Baker Hughes," "we," "us" and "our"), to be voted at the Annual Meeting of Stockholders scheduled to be held on Wednesday, April 28, 2004 and at any and all reconvened meetings after adjournments thereof.

Solicitation of proxies by mail is expected to commence on or about March 17, 2004 (the approximate date this Proxy Statement and accompanying proxy were first sent to security holders). The Company will bear the cost of the solicitation. In addition to solicitation by mail, certain of the directors, officers and regular employees of the Company may, without extra compensation, solicit proxies by telephone, facsimile and personal interview. The Company will make arrangements with brokerage houses, custodians, nominees and other fiduciaries to send proxy material to their principals, and the Company will reimburse them for postage and clerical expenses. The Company has retained Mellon Investor Services LLC, Baker Hughes' transfer agent and registrar, to assist in the solicitation of proxies from stockholders of the Company for an anticipated fee of $9,500, plus out-of-pocket expenses.

Stockholders with shares registered in their names with Mellon Investor Services LLC may authorize a proxy by the internet at the following internet address: http://www.eproxy.com/bhi, or telephonically by calling Mellon Investor Services LLC at 1-800-435-6710. Proxies submitted through Mellon Investor Services LLC by the internet or telephone must be received by 11:59 p.m. Eastern time (10:59 p.m. Central time) on April 27, 2004. The giving of a proxy will not affect your right to vote in person if you decide to attend the meeting.

A number of banks and brokerage firms participate in a program that also permits stockholders to direct their vote by the internet or telephone. This option is separate from that offered by Mellon Investor Services LLC and will be reflected on the voting form from a bank or brokerage firm that accompanies this Proxy Statement. If your shares are held in an account at a bank or brokerage firm that participates in such a program, you may direct the vote of these shares by the internet or telephone by following the instructions on the voting form enclosed with the proxy from the bank or brokerage firm. Votes directed by the internet or telephone through such a program must be received by Mellon Investor Services LLC by 11:59 p.m. Eastern time (10:59 p.m. Central time) on April 27, 2004. Directing the voting of your shares will not affect your right to vote in person if you decide to attend the meeting; however, you must first request a proxy either on the internet or the voting form that accompanies this Proxy Statement. Requesting a proxy prior to the deadlines described above will automatically cancel any voting directions you have previously given by the internet or by telephone with respect to your shares.

The internet and telephone proxy procedures are designed to authenticate stockholders' identities, to allow stockholders to give their proxy instructions and to confirm that those instructions have been properly recorded. Stockholders authorizing proxies or directing the voting of shares by the internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, and those costs must be borne by the stockholder.

Shares for which proxies have been executed will be voted as specified in the proxies. If no specification is made, the shares will be voted FOR the election of nominees listed herein as directors, FOR ratification of Deloitte & Touche LLP as the Company's Independent Auditor for fiscal year 2004, AGAINST Stockholder Proposal No. 1 and AGAINST Stockholder Proposal No. 2.

Proxies may be revoked at any time prior to the exercise thereof by filing with the Corporate Secretary, at the Company's executive offices, a written revocation or a duly executed proxy bearing a later date. The executive offices of the Company are located at 3900 Essex Lane, Houston, Texas 77027-5177. For a period of at least ten days prior to the Annual Meeting of Stockholders, a complete list of stockholders entitled to vote at the Annual Meeting will be available for inspection during ordinary business hours at the Company's executive offices by stockholders of record for proper purposes.

VOTING SECURITIES

The securities of the Company entitled to be voted at the Annual Meeting consist of shares of its Common Stock, par value $1 per share ("Common Stock"), of which 332,602,611 shares were issued and outstanding at the close of business on March 3, 2004. Only stockholders of record at the close of business on that date will be entitled to vote at the meeting. Each share of Common Stock entitles the holder thereof to one vote on each matter to be considered at the meeting.

Assuming a quorum is present at the Annual Meeting either in person or represented by proxy, with respect to the election of directors, the three nominees receiving the greatest number of votes cast by the holders of the Common Stock entitled to vote on the matter will be elected as directors, and the affirmative vote of the holders of a majority of the shares of Common Stock present in person or represented by proxy at the Annual Meeting and entitled to vote on the matter is required for the approval of the ratification of Deloitte & Touche LLP as the Company's Independent Auditor for fiscal year 2004 and Stockholder Proposal Nos. 1 and 2. There will be no cumulative voting in the election of directors. Under Delaware law, abstentions are treated as present and entitled to vote and thus, will be counted in determining whether a quorum is present and will have the effect of a vote against a matter, except for the election of directors in which case an abstention will have no effect. Shares held by brokers or nominees for which instructions have not been received from the beneficial owners or persons entitled to vote and for which the broker or nominee does not have discretionary power to vote on a particular matter (called "broker non-votes"), will be considered present for quorum purposes but not considered entitled to vote on that matter. Accordingly, broker non-votes will not have any impact on the vote on a matter.

Under the rules of the New York Stock Exchange ("NYSE") in effect at the time this Proxy Statement was printed, if you hold your shares through a broker, your broker is permitted to vote your shares on "routine" matters, which includes the election of directors and the ratification of the Independent Auditor, even if the broker does not receive instructions from you.

The following table sets forth information about the holders of the Common Stock known to the Company on March 3, 2004 to own beneficially 5% or more of the Common Stock, based on filings by the holders with the Securities and Exchange Commission ("SEC"). For the purposes of this Proxy Statement, beneficial ownership of securities is defined in accordance with the rules of the SEC to mean generally the power to vote or dispose of securities regardless of any economic interest therein.

Name and Address	Shares	Percent
1. FMR Corp. 82 Devonshire Street Boston, Massachusetts 02109	31,720,891	9.5%
2. Dodge & Cox One Sansome Street, 35th San Francisco, California 94104	19,548,900	5.9%
3. Lord, Abbett & Co. 90 Hudson Street Jersey City, New Jersey 07302	17,722,214	5.3%

PROPOSAL NO. 1
ELECTION OF DIRECTORS

Three Class I directors will be elected at the Annual Meeting of Stockholders to serve for three-year terms expiring at the Annual Meeting of Stockholders expected to be held in April 2007.

The following table sets forth each nominee director's name, all positions with the Company held by the nominee, the nominee's principal occupation, age, year in which the nominee first became a director of the Company and class. Each nominee director has agreed to serve if elected.

Nominees	Principal Occupation	Age	Director Since	Class
Edward P. Djerejian	Director of the James A. Baker III Institute for Public Policy at Rice University since 1994. Ambassador Djerejian served as U.S. Ambassador to Israel from 1993 to 1994. He served as Assistant Secretary of State for Near Eastern Affairs from 1991 to 1993. Ambassador Djerejian also served as U.S. Ambassador to the Syrian Arab Republic from 1988 to 1991, as Deputy Assistant Secretary of Near Eastern and South Asian Affairs from 1986 to 1988 and as Special Assistant to the President and Deputy Press Secretary for Foreign Affairs from 1985 to 1986. He is a director of Global Industries, Ltd. and Occidental Petroleum.	64	2001	I
H. John Riley, Jr.	Chairman of the Board of Cooper Industries, Ltd. (diversified manufacturer) since 1996, Chief Executive Officer since 1995 and President since 1992. He was Executive Vice President, Operations of Cooper Industries, Inc. from 1982 to 1992 and Chief Operating Officer from 1992 to 1995. Mr. Riley is a director of The Allstate Corporation. Mr. Riley also serves as a director of the Electrical Manufacturers Club, the Manufacturers Alliance/MAPI, Inc., Junior Achievement, Inc., Central Houston, Inc. and the National Association of Manufacturers and as a trustee of the Museum of Fine Arts, Houston.	63	1997	I
Charles L. Watson	Chairman of Eagle Energy Partners (energy marketing), Chairman of Wincrest Ventures, L.P. (private investments) since January 1998 and Founding Partner of Caldwell Watson Real Estate Group, Inc. since 1994. Former Chairman and Chief Executive Officer of Dynegy Inc. (diversified energy) from 1989 to 2002. Mr. Watson was elected Chairman and Chief Executive Officer of NGC Corporation, the predecessor of Dynegy, in 1989. He served as President of NGC Corporation from its establishment in 1985 until 2000. Mr. Watson serves on the National Petroleum Council and the Governor's Business Council. He is a founding member of the Natural Gas Council. Mr. Watson is also a board member of Theatre Under the Stars, Hobby Center for the Performing Arts, Central Houston, Inc. and Baylor College of Medicine.	54	1998	I

INFORMATION CONCERNING DIRECTORS NOT STANDING FOR ELECTION

The following table sets forth certain information for those directors whose present terms will continue after the Annual Meeting of Stockholders. The term of each Class II and Class III director expires at the 2005 and 2006 Annual Meeting of Stockholders, respectively.

Pursuant to the Company's Bylaws, in case of a vacancy on the Board of Directors, a majority of the remaining directors will appoint a successor, and the director so elected will hold office for the remainder of the full term of the director whose death, retirement, resignation, disqualification or other cause created the vacancy, and thereafter until the election of a successor director. Mr. Richard D. Kinder has advised the Company that he is retiring as director of the Company effective as of this Annual Meeting of Stockholders. Mr. Brady has been elected by the remaining Class II directors in accordance with the Company's Bylaws to fill the vacancy created upon the retirement of Mr. Kinder. Mr. Brady will complete the term of Mr. Kinder and serve until the 2005 Annual Meeting of Stockholders.

Directors	Principal Occupation	Age	Director Since	Class
Larry D. Brady	Chairman of the Board and Chief Executive Officer of UNOVA, Inc. (industrial technologies). Mr. Brady has served as Chairman of UNOVA since 2001 and as Chief Executive Officer since 2000. He served as President from 1999 to 2001 and as Chief Operating Officer from 1999 to 2000. Mr. Brady served as President of FMC Corporation from 1993 to 1999. He served as a Vice President of FMC from 1984 to 1989, as Executive Vice President from 1989 to 1999 and was a director from 1989 to 1999. Mr. Brady is a director of Pactiv Corporation, a member of the Advisory Board of Northwestern University's Kellogg School of Management and Vice Chairman of the Board of Trustees of the National Merit Scholarship Corporation.	61	2004	II
Clarence P. Cazalot, Jr.	President and Chief Executive Officer and Director since 2002 of Marathon Oil Corporation, formerly known as USX Corporation (diversified petroleum), and he is also a member of the Board of Managers of Marathon Ashland Petroleum LLC. He served as Vice Chairman of USX Corporation and President of Marathon Oil Company from 2000 to 2001. Mr. Cazalot was with Texaco Inc. from 1972 to 2000, and while at Texaco served in the following executive positions: President of Worldwide Production Operations of Texaco Inc. from 1999 to 2000; President of International Production and Chairman of London-based Texaco Ltd. from 1998 to 1999; President of International Marketing and Manufacturing from 1997 to 1998; President of Texaco Exploration and Production Inc. from 1994 to 1998; and President of Texaco's Latin America/West Africa Division from 1992 to 1994. In 1992, he was named Vice President, Texaco Inc. He is a director and Executive Committee member of both the U.S. Saudi Arabian Business Council and the American Petroleum Institute. Mr. Cazalot is a member of the Board of Directors of the Greater Houston Partnership, the Sam Houston Area Council, Boy Scouts of America and the National Association of Manufacturers.	53	2002	II
Anthony G. Fernandes	Former Chairman, President and Chief Executive Officer of Phillip Services Corporation (diversified industrial services provider) from August 1999 to April 2002. He was Executive Vice President of ARCO (Atlantic Richfield Company) from 1994 to 1999, President of ARCO Coal, a subsidiary of ARCO from 1990 to 1994 and Corporate Controller of ARCO from 1987 to 1990. Mr. Fernandes is a member of the Claremont McKenna College Board of Trustees and also serves on the Board of Black & Veatch, Cytec Industries and Tower Automotive.	58	2001	II

Directors (cont'd.)	Principal Occupation	Age	Director Since	Class
Claire W. Gargalli	Former Vice Chairman, Diversified Search and Diversified Health Search Companies (executive search consultants) from 1990 to 1998. Ms. Gargalli served as President and Chief Operating Officer of Equimark from 1984 to 1990. During that period, she also served as Chairman and Chief Executive Officer of Equimark's two principal subsidiaries, Equibank and Liberty Bank. Ms. Gargalli is a director of Praxair, Inc. and UNOVA, Inc. She is also a trustee emeritus of Carnegie Mellon University and Middlebury College.	61	1998	III
James A. Lash	First Selectman, Greenwich, Connecticut (city government) since 2003 and Chairman of Manchester Principal LLC and its predecessor company (high technology venture capital firm) since 1982. Mr. Lash also served as Chairman and Chief Executive Officer of Reading Tube Corporation from 1982 to 1996. Mr. Lash is a director of B.H.I.T., Inc., Ivy Animal Health, Inc., Vesper Corporation, Unicast Communications and Webridge, Inc. Mr. Lash is a director of City Center 55th Street Foundation, Inc. and a Member of the Corporation of Massachusetts Institute of Technology ("MIT").	59	2002	III
James F. McCall	Executive Director of the American Society of Military Comptrollers since 1991. He was Lieutenant General and Comptroller of the U.S. Army from 1988 until 1991, when he retired. General McCall was commissioned as 2nd Lieutenant of Infantry in 1958 and was selected into the Army's Comptroller/Financial Management career field in 1970. General McCall is Chairman of the Board of Enterprise Bancorp Inc. and former Vice Chairman of the Board of Directors of the American Refugee Committee.	69	1996	III
J. Larry Nichols	Chairman of the Board and Chief Executive Officer of Devon Energy Corporation (independent energy company). Mr. Nichols has served as Chairman of Devon Energy Corporation since 2000, as Chief Executive Officer since 1980 and was President from 1976 until May 2003. Mr. Nichols is also a director of Smedvig asa, (independent energy company). He also serves as a director of the Oklahoma City Branch of the Federal Reserve Bank of Kansas City. Mr. Nichols serves as a director of several trade associations relevant to the oil and gas exploration and production business.	61	2001	II
Michael E. Wiley	Chairman of the Board and Chief Executive Officer of Baker Hughes since August 2000. He also served as President of Baker Hughes from August 2000 to February 2004. Mr. Wiley was President and Chief Operating Officer of Atlantic Richfield Company (integrated energy company) from 1998 through May 2000. Prior to 1998, he served as Chairman, President and Chief Executive Officer of Vastar Resources, Inc. (independent oil and gas company). Mr. Wiley is a director of Spinnaker Exploration and the American Petroleum Institute, a trustee of the University of Tulsa and a member of the National Petroleum Council. He also serves on the Advisory Board of Riverstone Holdings LLC.	53	2000	III

CORPORATE GOVERNANCE

The Company's Board of Directors believes that the purpose of corporate governance is to maximize stockholder value in a manner consistent with legal requirements and the highest standards of integrity. The Board has adopted and adheres to corporate governance practices, which practices the Board and management believe promote this purpose, are sound and represent best practices. The Board continually reviews these governance practices, Delaware law (the state in which the Company is incorporated), the rules and listings standards of the NYSE and SEC regulations, as well as best practices suggested by recognized governance authorities. The Board has established the Company's Corporate Governance Guidelines ("Governance Guidelines") as the principles of conduct of the Company's business affairs to benefit its stockholders. Upon the recommendation of the Company's Governance Committee, the Board has amended the Governance Guidelines to conform such guidelines to the final NYSE corporate governance listing standards and the recent rules promulgated by the SEC. The Governance Guidelines are attached as Annex A to this Proxy Statement and are also posted under the About Baker Hughes section of the Company's website at www.bakerhughes.com.

Board of Directors

During the fiscal year ended December 31, 2003, the Board of Directors held nine meetings and each director attended at least 75% of the total number of meetings of the Company's Board of Directors and respective Committees on which he or she served. In fiscal year 2003, each non-employee director was paid an annual retainer of $60,000, with each Committee Chairman receiving an additional annual fee of $10,000. Effective as of July 1, 2003, each member of the Audit/Ethics Committee, including the Chairman, began receiving an additional annual retainer fee of $5,000. Each non-employee director receives annual non-retainer equity in a total amount of $50,000, with $30,000 issued in the form of restricted shares of the Company's Common Stock and $20,000 issued in the form of stock options in the Company's Common Stock. Restricted stock grants in the amount of $15,000 and stock option grants in the amount of $10,000 will be made in January and July of each year starting in January 2003. The restricted stock will vest upon retirement from the Company's Board of Directors, and the stock options vest one-year from the date of grant. The Company used to provide benefits under a Directors Retirement Plan, which plan remains in effect until all benefits accrued thereunder are paid in accordance with the current terms and conditions of that Plan. No additional benefits have been accrued under the Plan since December 31, 2001.

Director Independence

All members of the Board of Directors, other than the Chairman/CEO, Mr. Wiley, satisfy the independence requirements of the NYSE. In addition, the Board has adopted a "Policy for Director Independence, Audit/Ethics Committee Members and Audit Committee Financial Expert" included as Exhibit C to the Governance Guidelines, which is attached as Annex A to this Proxy Statement. Such Policy supplements the independence requirements recently promulgated by the NYSE. Directors who meet these standards are considered to be "independent." The Board has determined that the nominees for election at this Annual Meeting, Messrs. Djerejian, Riley and Watson, as well as all other directors, Ms. Gargalli and Messrs. Brady, Cazalot, Fernandes, Kinder, Lash, McCall and Nichols, other than Mr. Wiley, meet these standards and are, therefore, considered to be independent directors.

Regularly Scheduled Executive Sessions of Non-Management

The Governance Guidelines provide for executive sessions of independent non-management directors to follow every regularly scheduled meeting of the Board of Directors. The Governance Committee will review and recommend to the Board a director to serve as Lead Director during executive sessions. Currently, Mr. Riley serves as Lead Director during executive sessions of independent non-management directors.

Stockholders wishing to communicate directly with any director, including the Lead Director or non-management directors as a group, may do so as prescribed in the "Stockholder Communications with the Board of Directors" procedures included as Exhibit E to the Governance Guidelines, which is attached as Annex A to this Proxy Statement.

Committees of the Board

The Board of Directors has, in addition to other committees, an Audit/Ethics Committee, a Compensation Committee and a Governance Committee. The Audit/Ethics Committee, Compensation Committee and Governance Committees are comprised solely of independent directors in accordance with NYSE corporate governance listing standards. The Board of Directors adopted revised charters for the Audit/Ethics, Compensation and Governance Committees that comply with the requirements of the NYSE standards, applicable provisions of the Sarbanes-Oxley Act of 2002 ("SOX") and SEC rules. Each of the charters has been posted and is available for public viewing under the About Baker Hughes section of the Company's website at www.bakerhughes.com.

Audit/Ethics Committee. The Audit/Ethics Committee, which is comprised of Messrs. McCall (Chairman), Cazalot, Fernandes, Lash and Nichols, held 13 meetings during fiscal year 2003. The Board of Directors has determined that the Audit/Ethics Committee members meet the NYSE standards for independence. The Audit/Ethics Committee Charter, which was revised in July of 2003 and subsequently approved by the Board, is attached as Annex B to this Proxy Statement and can be accessed electronically under the About Baker Hughes section of the Company's website at _www.bakerhughes.com_. The Company's Corporate Audit Department sends written reports quarterly to the Audit/Ethics Committee on its audit findings and the status of its internal audit projects. The Audit/Ethics Committee provides assistance to the Board of Directors in overseeing matters relating to the accounting and reporting practices of the Company, the adequacy of the Company's disclosure controls and internal controls, the quality and integrity of the quarterly and annual financial statements of the Company, the performance of the Company's internal audit function, the review and pre-approval of the current year audit and non-audit fees and the Company's risk analysis and risk management procedures. In addition, the Audit/Ethics Committee oversees the Company's compliance programs relating to legal and regulatory requirements. The Audit/Ethics Committee has developed "Procedures for the Receipt, Retention and Treatment of Complaints" to address complaints received by the Company regarding accounting, internal controls or auditing matters. Such procedures are included as Exhibit F to the Governance Guidelines, which is attached as Annex A to this Proxy Statement. The Audit/Ethics Committee is also responsible for the selection and hiring of the Company's independent auditor. To promote independence of the audit, the Committee consults separately and jointly with the independent auditor, the internal auditors and management.

The Board has reviewed the experience of the members of the Audit/Ethics Committee and has found that all five members of the Committee meet the qualifications to be an "audit committee financial expert" under the SEC rules issued pursuant to the SOX. In addition, the Board has designated Anthony G. Fernandes as the member of the Committee who will serve as the "audit committee financial expert" of the Company's Audit/Ethics Committee.

Compensation Committee. The Compensation Committee, which is comprised of Messrs. Kinder (Chairman), Djerejian, Riley, Watson and Ms. Gargalli, held five meetings during fiscal year 2003. The Board of Directors has determined that the Compensation Committee members meet the NYSE standards for independence. The Compensation Committee Charter, which was revised in July of 2003 and subsequently approved by the Board can be accessed electronically under the About Baker Hughes section of the Company's website at _www.bakerhughes.com_. The functions performed by the Compensation Committee include reviewing Baker Hughes' executive salary and bonus structure; reviewing Baker Hughes' stock option plans (and making grants thereunder), employee retirement income plans, the employee thrift plan and the employee stock purchase plan; setting bonus goals; approving salary and bonus awards to key executives; recommending incentive compensation and stock award plans for approval by stockholders; and reviewing management succession plans.

Governance Committee. The Governance Committee, which is comprised of Messrs. Riley (Chairman), Cazalot, Djerejian, McCall and Watson, held three meetings during fiscal year 2003. The Board of Directors has determined that the Governance Committee members meet the NYSE standards for independence. A current copy of the Governance Committee Charter, which was revised in July of 2003 and subsequently approved by the Board, can be accessed electronically under the About Baker Hughes section of the Company's website at _www.bakerhughes.com_. The functions performed by the Governance Committee include overseeing the Company's corporate governance affairs and monitoring compliance with the Governance Guidelines. In addition, the Governance Committee nominates candidates for the Board of Directors, selects candidates to fill vacancies on the Board, reviews the structure and composition of the Board, considers the qualifications required for continuing Board service and recommends directors' fees.

The Governance Committee has established, in accordance with the Company's Bylaws regarding stockholder nominees, a policy that it will consider director candidates recommended by stockholders. Stockholders desiring to make such recommendations should submit, between October 18, 2004 and November 17, 2004, in accordance with the Company's Bylaws and "Policy and Submission Procedures for Stockholder Recommended Director Candidates" included as Exhibit D to the Governance Guidelines attached as Annex A to this Proxy Statement, to: Chairman, Governance Committee of the Board of Directors, P.O. Box 4740, Houston, Texas 77210-4740, or to the Corporate Secretary c/o Baker Hughes Incorporated, 3900 Essex Lane, Suite 1200, Houston, Texas 77027-5177 and should be accompanied by substantially the same types of information as are required under the Company's Bylaws for stockholder nominees.

The Governance Committee has implemented policies regarding Board membership. The Governance Committee will consider candidates based upon the size and existing composition of the Board, the number and qualifications of candidates, the benefit of continuity on the Board and the relevance of the candidate's background and experience to issues facing the Company. The criteria used for selecting directors are described in the Company's "Guidelines for Membership on the Board of Directors," included as Exhibit A to the Governance Guidelines attached as Annex A to this Proxy Statement. In addition, the Company has established a formal process for the selection of candidates, as described in the Company's "Selection Process for New Board of Directors Candidates" included as Exhibit B to the Governance Guidelines attached as Annex A to this Proxy Statement, and are evaluated based on their background, experience and other relevant factors as described in the Guidelines for Membership on the Board of Directors. The Board or the Governance Committee will evaluate candidates properly proposed by stockholders in the same manner as all other candidates.

Each of the current nominees for director listed under the caption "Election of Directors" is an existing director standing for re-election. The Company has not paid any fee to a third party to identify or evaluate, or assist in identifying or evaluating potential nominees. In connection with the 2004 Annual Meeting, the Governance Committee did not receive any recommendation for a nominee proposed from any stockholder or group of stockholders owning more than 5% of the Company's Common Stock.

Stockholder Communications with the Board of Directors

The Company's Annual Meeting provides an opportunity each year for stockholders to ask questions of or otherwise communicate directly with members of the Company's Board of Directors on matters relevant to the Company. In accordance with the Company's "Annual Meeting Director Attendance Policy," which has been incorporated into the Governance Guidelines attached as Annex A to this Proxy Statement, all directors and nominees for election as directors are requested and encouraged to personally attend the Company's Annual Meeting. All of the Company's directors and director nominees attended the Company's 2003 Annual Meeting.

In order to provide the Company's stockholders and other interested parties with a direct and open line of communication to the Company's Board of Directors, a process has been established for communications with any member of the Board of Directors, including the Company's Lead Director, the Chairman of any of the Company's Governance Committee, Audit/Ethics Committee, Compensation Committee, Finance Committee or with the non-management directors as a group. The procedures for "Stockholder Communications with the Board of Directors" are included as Exhibit E to the Governance Guidelines attached as Annex A to this Proxy Statement.

Business Code of Conduct

The Company has a Business Code of Conduct that applies to all employees, which includes the code of ethics for the Company's principal executive officer, principal financial officer, principal accounting officer or controller and all other persons performing similar functions within the meaning of the regulations adopted by the SEC under the SOX. In addition, each of such officers has certified compliance with the Company's Business Code of Conduct as well as with the applicable NYSE and SOX provisions. The Company's Business Code of Conduct and Code of Ethical Conduct Certification are posted under the About Baker Hughes section of the Company's website at www.bakerhughes.com.

SECURITY OWNERSHIP OF MANAGEMENT

Set forth below is certain information with respect to beneficial ownership of the Common Stock as of March 3, 2004 by each director and director nominee, the persons named in the Summary Compensation Table below and the directors and executive officers as a group. The table includes transactions effected prior to the close of business on March 3, 2004.

	Shares Beneficially Owned			
Name	Shares Owned as of 3/3/04	Shares Subject to Options which are or will become Exercisable prior to 5/3/04	Total Beneficial Ownership	% of Class[(1)]
Clarence P. Cazalot, Jr.	2,591	1,142	3,733	–
Edward P. Djerejian	2,591	4,142	6,733	–
Anthony G. Fernandes	4,591	9,206	13,797	–
Claire W. Gargalli	10,309	12,542	22,851	–
Richard D. Kinder	10,591	6,142	16,733	–
James A. Lash	2,591	1,142	3,733	–
James F. McCall	4,591	6,142	10,733	–
J. Larry Nichols	2,591	4,142	6,733	–
H. John Riley, Jr	12,591	8,142	20,733	–
Charles L. Watson	2,591	40,495	43,086	–
Michael E. Wiley	213,600[(2)]	1,295,791	1,509,391	–
Andrew J. Szescila	40,020[(3)]	393,368	433,388	–
G. Stephen Finley	67,049[(4)]	258,190	325,239	–
Alan R. Crain, Jr.	7,850	96,618	104,468	–
James R. Clark	50,413[(5)]	31,630	82,043	–
All directors and executive officers as a group (25 persons)	536,800	3,060,535	3,597,335	–

(1) No percent of class is shown for holdings of less than 1%.

(2) Includes a one-time, stock-matching award of 40,000 shares of restricted stock issued in 2002 to which Mr. Wiley was entitled under the provisions of his employment agreement, as amended. See "Employment and Severance Agreements" for a description of Mr. Wiley's employment agreement.

(3) Includes 25,000 shares issued as a restricted stock award on January 24, 2001, which award vested upon his retirement on December 31, 2003. Mr. Szescila used 9,112 shares to pay a portion of the federal income tax withholding due upon the vesting of his restricted stock on December 31, 2003.

(4) Includes 20,000 shares issued as a restricted stock award on October 23, 2002, which award will vest on June 30, 2006.

(5) Includes a one-time, stock-matching award of 25,000 shares of restricted stock issued on September 2, 2002, which award will vest upon Mr. Clark's retirement from the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Under the Corporate Executive Loan Program, Mr. Andrew J. Szescila, retired Senior Vice President and Chief Operating Officer, received a loan from the Company on March 29, 1999, in the principal amount of $125,000. In December 2003, Mr. Szescila repaid prior to the March 29, 2004 maturity, the remaining $62,500 principal balance of his loan, together with interest at the rate of 6.2% per annum up to and including the date of payment. In accordance with the provisions of the SOX, the Company has discontinued the Corporate Executive Loan Program, with Mr. Szescila's loan grandfathered since it was made prior to the enactment of the statute.

CHARITABLE CONTRIBUTIONS

Within the preceding year, the Company did not make any contributions to any charitable organization in which an independent director served as an executive officer, which exceeded the greater of $1 million or 2% of the charitable organization's consolidated gross revenues.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), requires executive officers and directors, and persons who beneficially own more than 10% of the Common Stock, to file initial reports of ownership and reports of changes in ownership with the SEC and the NYSE. SEC regulations require executive officers, directors and greater than 10% beneficial owners to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on a review of the copies of those forms furnished to the Company and written representations from the executive officers and directors, the Company believes, that during its fiscal year ended December 31, 2003, the Company's executive officers and directors complied with all applicable Section 16(a) filing requirements.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation earned by the Chief Executive Officer and the four most highly compensated executive officers of the Company for services rendered to the Company and its subsidiaries for the fiscal years ended December 31, 2003, 2002 and 2001. Bonuses are paid under the Company's applicable incentive compensation guidelines and are generally paid in the year following the year in which the bonus is earned.

		Annual Compensation			Long-Term Compensation Awards	
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation[1]	Restricted Stock Awards	Securities Underlying Options (# Shares)[2]
Michael E. Wiley, Chairman of the Board and Chief Executive Officer	2003	$ 998,469	$ 918,592	$ 142,782	–	300,000
	2002	969,423	490,000	283,239	40,000[3]	210,000
	2001	925,000	1,193,990	156,720	–	640,791
Andrew J. Szescila, retired Senior Vice President and Chief Operating Officer[4]	2003	615,425	424,643	115,314	–	126,000
	2002	594,423	226,875	164,918	–	100,000
	2001	542,462	659,230	106,623	25,000[5]	–
G. Stephen Finley, Senior Vice President – Finance and Administration and Chief Financial Officer	2003	483,441	289,098	92,905	–	79,000
	2002	464,677	160,000	120,692	20,000[6]	62,000
	2001	426,312	435,822	78,758	–	–
Alan R. Crain, Jr., Vice President and General Counsel	2003	386,346	195,491	77,212	–	54,500
	2002	375,508	114,345	128,128	–	39,000
	2001	364,071	370,224	229,135[7]	–	39,000
James R. Clark, President and Chief Operating Officer[8]	2003	321,270	245,134	74,890	–	26,000
	2002	297,027	155,414	74,208	25,000[9]	22,000
	2001	236,462	168,985	26,387	–	25,000

(1) Other Annual Compensation includes Company contributions to the Baker Hughes Thrift Plan, the Baker Hughes Supplemental Retirement Plan, the Baker Hughes Pension Plan, life insurance premiums, perquisites and other compensation for the named executive officers. Amounts for fiscal year 2003 for the persons named above are as follows:

	Thrift	SRP	Pension	Life	Perquisites	Total
Michael E. Wiley	$ 11,200	$ 103,097	$ 8,000	$ 3,528	$ 16,957	$ 142,782
Andrew J. Szescila	12,200	85,087*	8,000*	2,178	7,849	115,314
G. Stephen Finley	9,920	59,293	8,000	4,257	11,435	92,905
Alan R. Crain, Jr.	11,200	40,883	8,000	3,402	13,727	77,212
James R. Clark	11,200	38,002	8,000	2,688	15,000	74,890

* Mr. Szescila retired on December 31, 2003 and was not vested in the pension account portion of his SRP or his Baker Hughes Pension Account. Thus, Mr. Szescila is not eligible to receive the pension portions of these accounts.

(2) See Footnote (1) to table in "– Stock Options Granted During 2003" below.

(3) Mr. Wiley received a one-time, stock-matching award of 40,000 shares of restricted stock on June 30, 2002 valued at $1,331,600. See Footnote (2) to the table under the caption "Security Ownership of Management" above.

(4) Mr. Szescila retired as Senior Vice President and Chief Operating Officer of the Company effective December 31, 2003.

(5) Mr. Szescila was awarded 25,000 shares of restricted Common Stock valued at $1,026,563 on January 24, 2001. See Footnote (3) to the table under the caption "Security Ownership of Management" above. Mr. Szescila received the Company's ordinary dividend payment on the award on a quarterly basis in 2002. The 25,000-share award vests upon the three-year anniversary of the award, January 24, 2004; however, the Board of Directors of the Company accelerated the vesting of the stock award to December 31, 2003.

(6) On October 23, 2002, Mr. Finley was awarded 20,000 shares of restricted Common Stock valued at $554,600 on October 22, 2002. See Footnote (4) to the table under the caption "Security Ownership of Management" above. After October 23, 2002, Mr. Finley received the Company's ordinary dividend payment on the award on a quarterly basis. The 20,000-share award vests on June 30, 2006. At December 31, 2003, Mr. Finley held 20,000 shares of restricted stock, valued at $643,200, based upon the closing stock price of $32.16 per share of Common Stock on the NYSE on December 31, 2003.

(7) Mr. Crain was appointed Vice President and General Counsel effective October 25, 2000. In 2001, Mr. Crain received other compensation in the amount of $182,885 related to his relocation to Houston (reflected in "Other Annual Compensation" for 2001).

(8) Mr. Clark was appointed President and Chief Operating Officer of the Company effective February 4, 2004. He served as Vice President, Marketing and Technology of the Company from August 2003 to February 2004.

(9) Mr. Clark received a one-time, stock-matching award of 25,000 shares of restricted stock on September 2, 2002 valued at $687,500. After that date through December 3, 2003, Mr. Clark received a cash payment equivalent to the Company's ordinary dividend payment on the award on a quarterly basis. As of December 3, 2003, Mr. Clark will receive the ordinary quarterly cash dividends versus such cash payment equivalent. See Footnote (6) to the table under the caption "Security Ownership of Management" above.

STOCK OPTIONS GRANTED DURING 2003

The following table sets forth certain information regarding stock options granted during fiscal year 2003 to the persons named in the Summary Compensation Table above. The theoretical values on the date of the grant of stock options granted in 2003 shown below are presented pursuant to SEC rules and are calculated using the Black-Scholes Model for pricing options. The theoretical values of options trading in the stock markets do not necessarily bear a relationship to the compensation cost to the Company or potential gain realized by an executive. The actual amount, if any, realized upon exercise of stock options will depend upon the market price of the Common Stock relative to the exercise price per share of the stock option at the time the stock option is exercised. There is no assurance that the theoretical values of stock options reflected in this table actually will be realized.

Name and Date of Option Grant	Options Granted	% of Total Options Granted to Employees	Exercise Price	Expiration Date	Grant Date Theoretical Value[1]
Michael E. Wiley					
01/29/2003	150,000	12.4%	$ 29.25	01/29/2013	$ 1,446,000
07/22/2003	150,000	12.1%	32.62	07/22/2013	1,612,500
Andrew J. Szescila[2]					
01/29/2003	63,000	5.2%	29.25	12/31/2006	607,320
07/22/2003	63,000	5.1%	32.62	12/31/2006	677,250
G. Stephen Finley					
01/29/2003	39,500	3.3%	29.25	01/29/2013	380,780
07/22/2003	39,500	3.2%	32.62	07/22/2013	424,625
Alan R. Crain, Jr.					
01/29/2003	27,000	2.2%	29.25	01/29/2013	260,280
07/22/2003	27,500	1.9%	32.62	07/22/2013	295,625
James R. Clark					
01/29/2003	12,000	1.0%	29.25	01/29/2013	115,680
07/22/2003	14,000	1.1%	32.62	07/22/2013	150,500

(1) The theoretical values on the grant date are calculated under the Black-Scholes Model. The Black-Scholes Model is a mathematical formula used to value options traded on stock exchanges. This formula considers a number of factors to estimate the option's theoretical value, including the stock's historical volatility, the dividend rate, the expected life of the option and risk-free interest rates. The grant date theoretical value assumes a volatility of 45%, a dividend yield of 1.6%, a risk-free rate of return of 2.5% and an expected option life of 3.8 years.

(2) Upon Mr. Szescila's retirement all of his options vested with a three-year exercise period from December 31, 2003.

AGGREGATED OPTION EXERCISES DURING 2003 AND OPTION VALUES AT DECEMBER 31, 2003

The following table sets forth certain information regarding options that the persons named in the Summary Compensation Table above exercised during 2003 and the options that those persons held at December 31, 2003. The values of unexercised in-the-money stock options at December 31, 2003, shown below, are presented pursuant to SEC rules. The actual amount, if any, realized upon exercise of stock options will depend upon the market price of the Common Stock relative to the exercise price per share of the stock option at the time the stock option is exercised.

	Option Exercises		Unexercised Options at December 31, 2003			
			Number of Securities Underlying Unexercised Options		Value of Unexercised In-the-Money Options ($)[1]	
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Michael E. Wiley	–	$ –	997,195	653,596	$ –	$ 635,495
Andrew J. Szescila	4,555	27,990	548,369	–	3,114,795	–
G. Stephen Finley	53,945	576,896	234,691	120,334	537,950	238,964
Alan R. Crain, Jr.	–	–	67,802	94,150	–	39,747
James R. Clark	–	–	23,963	49,037	–	–

(1) Based on the closing price of the Common Stock of $32.16 on December 31, 2003, the last trading day of 2003.

LONG-TERM INCENTIVE PLAN AWARDS DURING 2003

			Estimated Future Payouts Under Non-Stock Price-Based Plans[2]	
Name	Number of Shares, Units or Other Rights (#)[1]	Performance or Other Period Until Maturation or Payout	Target ($ or #)[3]	Maximum ($ or #)[4]
Michael E. Wiley	n/a	12/31/04	$ 285,000	$ 570,000
Andrew J. Szescila[5]	n/a	12/31/04	140,000	280,000
G. Stephen Finley	n/a	12/31/04	87,500	175,000
Alan R. Crain, Jr.	n/a	12/31/04	55,000	110,000
James R. Clark	n/a	12/31/04	67,500	135,000

(1) Under the Company's 2002 Director & Officer Long-Term Incentive Plan, individuals may be awarded a performance unit that subject to the terms and conditions of the plan may entitle the individual to receive shares of restricted stock. If the Company achieves a first or second ranking in total shareholder return for the applicable two-year measurement period, as compared to the rankings of the designated competitors, the Company will issue shares of its restricted stock equal to a specified dollar amount. The calculation of the number of shares of restricted stock to be issued will be based on the price per share of the last sale of the Company's Common Stock on the last trading day for the applicable two-year period, as listed in the NYSE composite transactions. The restricted stock will vest one-year from the date of issuance. If the Company does not achieve first or second ranking in its total shareholder return for the applicable two-year period, as compared to the designated competitors, the performance unit awards will lapse and be forfeited. For the two-year period ending December 31, 2003, the Company did not receive the requisite ranking, so no restricted stock was awarded. The Company is currently in the second year for the period ending on December 31, 2004. See the "Compensation Committee Report" for additional information.

(2) Under the Company's 2002 Director & Officer Long-Term Incentive Plan, the performance unit award made effective December 2002 will be for the two-year period ending December 31, 2004. For the two-year period ending December 31, 2004, the shares of restricted stock that will be issued if the requisite ranking is achieved will be equal to the dollar value specified for each executive officer named in the Summary Compensation Table for the ranking achieved. See the "Compensation Committee Report" for additional information.

(3) The "Target" is the equivalent of the attainment of the second rank in total shareholder return for the applicable two-year period ending December 31, 2004.

(4) The "Maximum" is the equivalent of the attainment of first rank in total shareholder return for the applicable two-year period ending December 31, 2004.

(5) Mr. Szescila retired from the Company on December 31, 2003. In accordance with the terms and conditions of the performance award agreements, Mr. Szescila forfeited his performance award units; and therefore, will receive no payment under these awards.

PENSION PLAN TABLE

Baker Hughes adopted the Baker Hughes Incorporated Pension Plan, effective January 1, 2002, to provide benefits to its U.S. employees. (Employees outside the U.S. are covered under different retirement plans.) Employees who are officers of the Company participate on the same basis as other eligible employees. The Pension Plan is a tax-qualified, defined benefit plan funded entirely by the Company. Under the provisions of the Pension Plan, a cash balance account is established for each participant. Company contributions are made quarterly to the accounts, and the contribution percentage is determined by the employee's age on the last day of the quarter and is applied to quarterly eligible compensation. In addition to the Company contributions, the cash balance accounts are credited with interest credits based on the balance in the account on the last day of the quarter, using the applicable interest rate provided under section 417(e)(3)(A)(ii)(II) of the Internal Revenue Code of 1986, as amended. The following are the quarterly contribution rates under the Pension Plan:

Age at End of Quarter	Percentage Contribution
Under age 35	2.0%
35 – 39	2.5%
40 – 44	3.0%
45 – 49	3.5%
50 and older	4.0%

An employee is fully vested in his or her Pension Plan account after five years of service. However, regardless of the number of years of service, an employee is fully vested if the employee retires from Baker Hughes at age 65 or later, or upon the death of the employee. In addition, employees of Baker Hughes who were 55 years or older on January 1, 2002, had their prior years of service with Baker Hughes counted in the number of years of service. Employees who are fully vested are eligible for early retirement benefits starting at age 55. Pension Plan benefits in excess of $5,000 may be paid in the form of a single lump sum, a single life annuity, or if an employee is married, a joint and 50% survivor annuity.

Estimated annual benefits payable upon retirement at normal retirement age (i.e., age 65) under the Baker Hughes Pension Plan to each executive named in this Proxy Statement are reflected in the following table. The retirement benefits in the table are calculated based on the assumptions that each executive officer named in the Summary Compensation Table will remain an employee until age 65 at the base salary shown in the Summary Compensation Table, with no pay increases, cash balances are credited at the rate of 4% per quarter, interest is credited quarterly using the applicable rate at November 1 of the preceding plan year, and the terms of the Pension Plan remain unchanged. Mr. Szescila retired on December 31, 2003 and was not fully vested and will not receive any benefit under the Baker Hughes Pension Plan.

Named Officer	Approximate Years of Credited Service at Anticipated Retirement	Estimated Annual Benefits Payable at Anticipated Retirement
Michael E. Wiley	13	$ 16,076.64
Andrew J. Szescila	Retired	0.00
G. Stephen Finley	13	16,633.56
Alan R. Crain, Jr.	14	17,267.76
James R. Clark	13	15,231.48

In addition to the Pension Plan, the Company has a Supplemental Retirement Plan to provide covered executives with the total amount of retirement benefit that they would have otherwise received under the Pension Plan but for legislated compensation ceilings in compliance with certain sections of the Internal Revenue Code, which limit retirement benefits payable under qualified plans. In accordance with these legislated ceilings, eligible compensation under the Plan was limited to $200,000 in 2003. The ceiling may be adjusted in the future by regulations issued under the Internal Revenue Code. See Footnote (1) to the table under the caption "Summary Compensation Table."

EMPLOYMENT, SEVERANCE AND INDEMNIFICATION AGREEMENTS

The Company has an employment agreement with Michael E. Wiley, dated as of July 17, 2000, which provides for the employment of Mr. Wiley for an initial three-year period ending August 14, 2003, subject to termination as provided in the agreement. The agreement provides that, after one year of the effective date of the agreement, the term of the agreement is to be automatically extended for one additional year unless the Company or the executive gives notice, within the period specified in the agreement, to not extend the term. Pursuant to Mr. Wiley's amended employment agreement, he received a one-time, stock matching grant of 40,000 shares of restricted stock based on the number of shares of Common Stock Mr. Wiley owned as of June 30, 2002. Mr. Wiley's employment agreement was also amended in December 2001 to change the termination date from August 14, 2003 to December 31, 2003 and to revise other related dates accordingly. The term of Mr. Wiley's employment agreement is automatically extended for an additional year unless notice of nonextension has been given by the December 1st prior to January 1st. During the term of the employment agreement, Mr. Wiley is entitled to receive the following, all as established from time to time by the Board of Directors or the Compensation Committee:

- a base salary;
- the opportunity to earn annual cash bonuses in amounts that may vary from year to year and that are based upon achievement of performance goals;
- long-term incentives in the form of equity-based compensation no less favorable than awards made to other senior executives of the Company and that are commensurate with awards granted to CEOs of other public companies of a similar size to the Company; and
- benefits and perquisites that other officers and employees of the Company are entitled to receive.

Mr. Wiley's base salary is to be reviewed at least annually during the term of the employment agreement and could be increased (but not decreased) based upon his performance during the year. Upon the termination of Mr. Wiley's employment due to his Disability (as defined in the employment agreement) for a period of 90 days in the aggregate during any period of 12 consecutive months, or reasonable expectation of Disability for more than that period, he is to be paid one-half of his then base salary in monthly installments for the remainder of the employment agreement and a lump sum in cash equal to his expected value incentive bonus for the year of termination. In the event of his death during the term of the employment agreement, the Company is to pay one-half of his then annual base salary to his beneficiary in monthly installments for the remaining term of the employment agreement and a lump sum in cash equal to his expected value incentive bonus for the year of Mr. Wiley's death. Upon termination of the employment agreement by Mr. Wiley for Good Reason (as defined in the employment agreement) or by the Company without Cause (as defined in the employment agreement), he is entitled to receive for the remainder of the term of the employment agreement:

(i) his then annual base salary and once a year for the remainder of the term of the employment agreement, an amount equal to his expected value incentive bonus for the year of termination (with both the annual base salary and incentive bonus subject to adjustment by the GNP price deflator),
(ii) the continuation of benefits except as may be provided by a successor employer and
(iii) accelerated vesting of all equity-based awards held as of the date of termination.

If the employment agreement is terminated by Mr. Wiley for any reason other than a Good Reason or by the Company for Cause, he is to receive all vested benefits to which he is entitled under the terms of the employee benefit plans in which he is a participant as of the date of termination and a lump sum amount in cash equal to the sum of (i) his base salary through the date of termination; (ii) any compensation previously deferred by him (together with any accrued interest or earnings thereon) and any accrued vacation pay; and (iii) any other amounts due him as of the date of termination, in each case to the extent not theretofore paid.

During the term of the employment agreement and for a period of two years following termination of the employment agreement, Mr. Wiley is prohibited from (i) engaging in Competition (as defined in the employment agreement) with the Company and (ii) soliciting customers, employees and consultants of the Company. To the extent any provision is covered by both the employment agreement and the severance agreement described below, the severance agreement provision so covered will supersede the employment agreement provision.

In addition to the employment agreement described above, the Company also has severance agreements ("Severance Agreements") with Michael E. Wiley, G. Stephen Finley, Alan R. Crain, Jr. and James R. Clark ("Named Officers"), as well as four other officers of the Company. The Severance Agreements provide for payment of certain benefits to the Named Officers as a result of termination of employment following, or in connection with, a Change in Control (described below) of the Company. The initial term of the Severance Agreements expired on December 31, 1999, except for the agreements of Messrs. Wiley and Crain, which initially expired on December 31, 2001 and the agreement of Mr. Clark, which initially expired on December 31, 2002. Beginning on January 1, 1998 for Mr. Finley, January 1, 2001 for Messrs. Wiley and Crain and January 1, 2003 for Mr. Clark and on each successive January 1 thereafter ("Extension Date"), the term of the Severance Agreements is automatically renewed for an additional year, unless notice of nonextension has been given by the September 30th prior to the Extension Date. The term is automatically extended for 24 months following a Change in Control (as defined below). Mr. Szescila had a severance agreement that terminated upon his retirement.

Pursuant to the Severance Agreements, the Company pays severance benefits to a Named Officer if the Named Officer's employment is terminated following a Change in Control and during the term unless:

(i) the Named Officer resigns without Good Reason (as defined in the Severance Agreements);
(ii) the Company terminates the Named Officer for Cause (as defined in the Severance Agreements) or
(iii) the Named Officer is terminated by reason of death or disability.

If the Named Officer meets the criteria for payment of severance benefits due to termination of employment following a Change in Control during the term as described above, he will receive the following benefits:

(a) a lump sum payment equal to three times the sum of the Named Officer's annual base salary in effect on the date of termination of employment or, if higher, his annual base salary in effect immediately prior to the event or circumstance constituting Good Reason for his resignation;
(b) a lump sum payment equal to three times the sum of the average annual bonus earned by the Named Officer during the three fiscal years ending immediately prior to the fiscal year in which termination of employment occurs or, if higher, immediately prior to the fiscal year in which occurs the event or circumstance constituting Good Reason; *provided*, that if the Named Officer has not participated in an annual bonus plan of the Company for the entirety of the three-year period, then the average bonus will be calculated using such lesser number of bonuses as have been earned;
(c) continuation of life, disability, accident and health insurance benefits and all perquisites for an additional three years;
(d) a lump sum payment equal to the sum of:
    (1) any unpaid incentive compensation that has been allocated or awarded to the Named Officer for a completed fiscal year or other measuring period

preceding the date of termination under the Company's Annual Incentive Compensation Plan and that, as of the date of termination, is contingent only upon the continued employment of the Named Officer to a subsequent date, and

(2) a pro rata portion to the date of termination of the aggregate value of all contingent incentive compensation awards to the Named Officer for all then uncompleted periods under the Company's Annual Incentive Compensation Plan, assuming the achievement of the expected value target level of the performance goals established for the awards, *provided*, that if the termination of employment occurs during the same year in which the Change in Control occurs, the pro rata bonus payment shall be offset by any payments received under the Company's Annual Incentive Compensation Plan in connection with the Change in Control;

(e) a lump sum payment equal to the present value of the benefits the Named Officer would have received had he continued to participate in the Company's thrift and supplemental retirement plans for an additional three years, assuming for this purpose that:

(1) the Named Officer's compensation during that three-year period remained at the levels used for calculating the severance payment described in paragraphs (a) and (b) above, and

(2) the Named Officer's contributions to those plans remained at the levels in effect as of the date of the Change in Control or the date of termination, whichever is greater;

(f) eligibility for the Company's retiree medical program if the Named Officer would have become entitled to participate in that program had he or she remained employed for an additional three years;

(g) outplacement services for a period of three years or, if earlier, until the Named Officer's acceptance of an offer of employment and

(h) an additional amount (a "gross-up" payment) in respect of excise taxes that may be imposed under the "golden parachute" rules on payments and benefits received in connection with the Change in Control. The gross-up payment would make the Named Officer whole for excise taxes (and for all taxes on the gross-up payment) in respect of payments and benefits received pursuant to all the Company's plans, agreements and arrangements (including for example, acceleration of equity awards).

In addition to the above, the Severance Agreements provide for full vesting of all stock options and other equity incentive awards upon the occurrence of a Change in Control.

Pursuant to the Severance Agreements, a "Change in Control" is deemed to occur if:

(i) any person becomes the owner of 20% or more of the Company's voting securities (excluding securities acquired directly from the Company or its affiliates) other than a person described in (iii)(A) below;

(ii) a change in the majority of the membership of the Board occurs without approval of two-thirds of the directors who either were directors at the beginning of the period, or whose election was previously so approved;

(iii) there is consummated a merger or consolidation of the Company or a subsidiary thereof with any other corporation other than (A) a merger or consolidation with a person in which the Company's stockholders continue to hold at least 65% of the voting securities of the surviving entity or (B) a merger or consolidation effected to implement a recapitalization of the Company and in which no person becomes the owner of 20% of the Company's voting securities (excluding securities acquired directly from the Company or its affiliates, except securities acquired in connection with the acquisition of a business by the Company or its affiliates) or

(iv) the Company's stockholders approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition of all or substantially all of the Company's assets other than a sale or disposition to an entity in which the Company's stockholders continue to hold at least 65% of the voting securities.

The Severance Agreements supersede any other agreements and representations made by the Named Officer or the Company containing the terms and conditions of the Named Officer's employment with the Company only if the Named Officer's employment with the Company is terminated in connection with a Change in Control by the Company other than for Cause (as defined in the Severance Agreements) or by the Named Officer for Good Reason (as defined in the Severance Agreements).

In addition, the Company has an Executive Severance Plan that provides salary continuation for between 9 and 18 months for the executive officers and other benefits, based upon salary grade, if the executive's employment is terminated for certain specific reasons, other than a Change in Control of the Company covered by the Severance Agreements described above.

The Company has entered into an indemnification agreement with each of its directors and executive officers. These agreements require the Company, among other things, to indemnify such persons against certain liabilities that may arise by reason of their status or service as directors or officers, to advance their expenses incurred as a result of a proceeding as to which they may be indemnified and to cover such person under any directors' and officers' liability insurance policy the Company chooses, in its discretion, to maintain. These indemnification agreements are intended to provide indemnification rights to the fullest extent permitted under applicable indemnification rights statutes in the State of Delaware and shall be in addition to any other rights the indemnitee may have under the Company's Restated Certificate of Incorporation, Bylaws and applicable law.

COMPENSATION COMMITTEE REPORT

To Our Stockholders

This report is provided in accordance with SEC rules, to inform the Company's stockholders of the Compensation Committee's compensation policies for executive officers and the rationale for compensation paid to the Chief Executive Officer of the Company.

The Compensation Committee consists of five independent, non-employee directors who have no "interlocking" relationships (as defined by the SEC). The Compensation Committee's overall goal is to develop executive compensation policies that support the Company's strategic business objectives and consider current competitive market practices. The Compensation Committee reviews and approves the design of, assesses the effectiveness of, and administers executive compensation programs and other matters. The Compensation Committee also reviews and approves all compensation and incentive programs for senior executives and evaluates CEO performance.

Compensation Philosophy

The Company's primary business objective is to maximize stockholder value over the long term. The Company has developed a comprehensive business strategy that emphasizes financial and organizational performance and continuing market leadership and best in class products and services.

The following compensation policies are intended to facilitate the achievement of the Company's business strategies:

- Drive and reward strong business performance which supports the Company's core values and creates superior value for stockholders and executives.
- Provide senior executives a significant percentage of total pay that is at-risk compensation to ensure management is focused on the long-term interests of stockholders while balancing short- and long-term business goals.
- Encourage executives to maintain significant stock holdings to align interests with those of stockholders.
- Design competitive total compensation and rewards which enhance the Company's ability to attract and retain knowledgeable and experienced executives.
- Target compensation and incentive levels that reflect competitive market practices.

An independent compensation consultant provides competitive market data which includes current compensation and benefit trends. The consultant reviews and provides survey data to the Committee to compare the Company's executive compensation with compensation levels at companies in peer and general industry groups. The Compensation Committee reviews and approves the selection of companies used for compensation comparison purposes.

The companies in the S&P 500 Oil and Gas Equipment and Services Index in the Performance Graph included in this Proxy Statement are included in the group of companies used for compensation comparisons. The Committee believes the Company's market for both compensation comparison and executive talent purposes consists of companies with national and international business operations and similar sales volumes, employment levels and operations in comparable lines of business.

The key components of the executive compensation program are base salary, annual and long-term incentives and benefits. The Compensation Committee regularly reviews all elements of an executive's total compensation package. Total compensation opportunity is targeted between the 50th and 75th percentile based on performance. Executives can be rewarded at the upper end of the range based on individual or company performance, as well as the executive's experience and expertise.

Section 162(m) of the Internal Revenue Code places a limit of $1,000,000 on the amount of compensation that may be deducted by the Company in any year with respect to the Company's Chief Executive Officer and its four other highest paid executive officers, unless the compensation is performance-based compensation as described in Section 162(m) and the related regulations. The Company has qualified certain compensation paid to executive officers for deductibility under Section 162(m), including compensation expense related to options granted pursuant to the Company's 1993 Stock Option Plan, and options and other long-term performance-based stock or cash awards granted pursuant to the Company's Long-Term Incentive Plan and the Baker Hughes Incorporated 2002 Director & Officer Long-Term Incentive Plan. The Company may from time to time pay compensation to its executive officers that may not be deductible.

Base Salaries

Executive base salaries are targeted at median levels of the peer and general industry group. Base salaries are determined by evaluating an executive's level of responsibility and experience, company-wide performance and internal and external equity.

After evaluating the competitive market data, increases to base salaries, if any, are driven primarily by individual performance. Individual performance considers the executive's efforts in achieving business results; promoting the Company's core values and keys to success; continuing educational and management training; improving product quality; developing relationships with customers, suppliers and employees; and demonstrating leadership abilities among co-workers.

In March 2003, the Compensation Committee set the base salary, effective June 2003 for Mr. Michael E. Wiley, Chairman of the Board, President and Chief Executive Officer, at $1,014,300 per year. This salary was established comparing the compensation of chief executive officers in a group of comparator companies based on data provided by the independent consultant.

Annual Incentives

The annual incentive compensation plan provides executives with the opportunity to earn cash bonuses based on the achievement of specific Company-wide, business unit and individual performance goals.

Each year, the Compensation Committee establishes specific goals relating to each executive's bonus opportunity. Executives are assigned threshold, target and overachievement bonus levels based on a percentage of their base salary. The percentages have been established based on competitive practices of the comparator group. Executives earn bonuses to the extent to which pre-established goals are achieved. Bonus awards may be adjusted to differentiate performance among executives. However, no bonus is paid unless predetermined threshold performance levels are reached. If overachievement status is reached and surpassed, bonus awards earned over this level are paid to the executive over a two-year period.

Performance goals are approved each year by the Compensation Committee and are based upon financial and/or strategic objectives of the Company. During fiscal year 2003, the corporate objective was based on (i) earnings per share and (ii) Baker Value Added, a Company metric that measures our operating profit after tax less the cost of capital employed as a measure of the value we create for our stockholders. Baker Value Added integrates the profit and loss results and balance sheet investments of the Company by assuring that the cost of any capital used to earn those profits is fully taken into account. Where executives have business unit responsibilities, a portion of the goal may be based on financial performance measures that support business unit performance. This portion varies with the position of each individual and the particular objectives of the Company.

Performance targets are established by the Compensation Committee at levels that are achievable, but require above-average performance from each executive. Target bonus awards range from 45% to 100% of base salary.

Each of the named executive officers received an annual bonus based on their contribution to the 2003 financial performance. For fiscal year 2003, Mr. Wiley earned an annual bonus in the amount of $918,592.

Long-Term Incentives

Long-term incentives comprise the largest portion of an executive's total compensation package, supporting the Company's commitment to provide a total compensation package that favors at-risk pay. The Compensation Committee's objective is to provide executives with long-term incentive award opportunities that are consistent with grants made within the comparator groups.

Long-term incentive award guidelines are determined using competitive market references for each executive position and the individual performance of each executive.

Long-term incentives are provided pursuant to the Company's long-term incentive plans. Stock options are granted at an option price equal to the fair market value of the Common Stock on the date prior to the date of grant. Stock options have value if the stock price appreciates after the date the options are granted.

Each year the Compensation Committee determines the total pool of stock options that will be made available to the Company's executives, as well as the size of individual grants for each senior executive. The amounts vary each year and are based upon what the Compensation Committee believes is appropriate after consideration of the executive's total compensation package and equity ownership levels.

Mr. Michael E. Wiley was awarded a stock option grant of 150,000 shares of Common Stock, effective January 29, 2003, and a second stock option grant of 150,000 shares of Common Stock, effective July 23, 2003, at an exercise price equal to the fair market value of the stock on the date prior to the respective date of grant. The options vest and become exercisable in increments of 33 1/3% each year from the date of grant. These grants were made to furnish an incentive for Mr. Wiley to create stockholder value over the long-term.

In fiscal year 2003, the Compensation Committee also awarded grants of options to certain of the Company's senior executives, including Messrs. Szescila, Finley, Crain and Clark, to furnish an incentive for top performance for the mutual benefit of the employees, the Company and stockholders.

In 2002, the Compensation Committee approved the Baker Hughes Incorporated 2002 Director and Officer Long-Term Incentive Plan for performance-related awards for senior executives in order to maintain a strong link to stockholders and provide a more balanced long-term incentive program. This plan provides for a comparison of Baker Hughes' relative total shareholder return to a group of industry peer companies. If the Company ranks first or second in relative total shareholder return for the applicable two-year period, as compared to the rankings of designated oilfield services competitors, the Company will issue shares of restricted stock equal to a dollar value specified for each participating executive and for each ranking. If company-wide performance ranks third or lower, no awards will be earned. For the two-year period ending December 31, 2003, the applicable rankings were not achieved and no restricted stock was issued.

In December 2003, the Compensation Committee entered into an engagement with an independent executive compensation consultant for the purpose of reviewing the Company's executive equity compensation program. The Committee will review the recommendations from the consultant in 2004.

Summary

The Compensation Committee believes the executive compensation program provides a competitive total compensation opportunity with a significant performance orientation. The annual incentive plan is designed to evaluate and reward for achievement of specific objectives that drive the success of the Company. The long-term incentive awards link executives directly to stockholders and reward the Company's executives for continuing positive stock performance on an absolute and relative basis.

Richard D. Kinder (Chairman)
Edward P. Djerejian
Claire W. Gargalli
H. John Riley, Jr.
Charles L. Watson

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Company's Compensation Committee consists of Messrs. Kinder, Djerejian, Riley, and Watson and Ms. Gargalli, all of whom are non-management directors. None of the Compensation Committee members has served as an officer of the Company, and none of the Company's executive officers has served as a member of a compensation committee or board of directors of any other entity, which has an executive officer serving as a member of the Company's Board of Directors.

CORPORATE PERFORMANCE GRAPH

The following graph compares the yearly percentage change in the Company's cumulative total stockholder return on its Common Stock (assuming reinvestment of dividends into Common Stock at the date of payment) with the cumulative total return on the published Standard & Poor's 500 Stock Index and the cumulative total return on Standard & Poor's 500 Oil and Gas Equipment and Services Index over the preceding five-year period. The following graph is presented pursuant to SEC rules. The Company believes that while total stockholder return is an important corporate performance indicator, it is subject to the vagaries of the market. In addition to the creation of stockholder value, the Company's executive compensation program is based on financial and strategic results, and the other factors set forth and discussed above in the "Compensation Committee Report."

Comparison of Five-Year Cumulative Total Return*
Baker Hughes Incorporated; S&P 500 Index and S&P 500 Oil and Gas Equipment and Services Index


$250
$225
$200
$175
$150
$125
$100
$75
$50
$25
1998
1999
2000
2001
2002
2003
Baker Hughes
S&P 500
S&P Oil and Gas Drilling and Equipment

	1998	1999	2000	2001	2002	2003
Baker Hughes	$ 100.00	$ 121.62	$ 243.19	$ 216.34	$ 193.63	$ 196.32
S&P 500	100.00	121.02	109.99	96.98	75.60	97.24
S&P Oil and Gas Drilling and Equipment	100.00	135.86	181.97	121.29	107.40	133.93

* Total return assumes reinvestment of dividends on a quarterly basis.

The comparison of total return on investment (change in year-end stock price plus reinvested dividends) assumes that $100 was invested on December 31, 1998 in Baker Hughes Common Stock, the S&P 500 Index and the S&P 500 Oil and Gas Equipment and Services Index.

AUDIT/ETHICS COMMITTEE REPORT

The Audit/Ethics Committee is comprised of five members, each of whom is independent, as defined by the standards of the NYSE and the rules of the SEC. Under the charter of the Audit/Ethics Committee, which was revised in July of 2003 and subsequently approved by the Board of Directors (attached as Annex B to this Proxy Statement), the Audit/Ethics Committee assists the Board of Directors in overseeing matters relating to the accounting and reporting practices of the Company, the adequacy of the Company's disclosure controls and internal controls, the quality and integrity of the quarterly and annual financial statements of the Company, the performance of the Company's internal audit function and the review and pre-approval of the current year audit and non-audit fees. The Audit/Ethics Committee also oversees the Company's compliance programs relating to legal and regulatory requirements.

During the year ended December 31, 2003, the Audit/Ethics Committee held 13 meetings and otherwise met and communicated with management and with Deloitte & Touche LLP, the Company's Independent Auditor for 2003. Deloitte & Touche discussed with the Audit/Ethics Committee various matters under applicable auditing standards, including information regarding the scope and results of the audit and other matters required to be discussed by the Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees." The Audit/Ethics Committee also discussed with Deloitte & Touche its independence from the Company and received a written statement from Deloitte & Touche concerning independence as required by the Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees." The Audit/Ethics Committee also reviewed the provision of services by Deloitte & Touche not related to the audit of the Company's financial statements and to the review of the Company's interim financial statements as it pertains to the independence of Deloitte & Touche.

The Audit/Ethics Committee reviewed and discussed with management the Company's financial results prior to the release of earnings. In addition, the Audit/Ethics Committee reviewed and discussed with the Company's management, the Company's internal auditors and Deloitte & Touche the interim financial information included in the March 31, 2003, June 30, 2003 and September 30, 2003 Form 10-Qs prior to their being filed with the SEC. The Audit/Ethics Committee also reviewed and discussed the Company's audited financial statements for the year ended December 31, 2003 with the Company's management, the Company's internal auditors and Deloitte & Touche. Deloitte & Touche informed the Audit/Ethics Committee that the Company's audited financial statements are presented fairly in conformity with generally accepted accounting principles.

Based on the review and discussions referred to above, and such other matters deemed relevant and appropriate by the Audit/Ethics Committee, the Audit/Ethics Committee recommended to the Board of Directors, and the Board has approved, that these financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2003.

James F. McCall (Chairman)
Clarence P. Cazalot, Jr.
Anthony G. Fernandes
James A. Lash
J. Larry Nichols

PROPOSAL NO. 2
RATIFICATION OF INDEPENDENT AUDITOR

The Audit/Ethics Committee has selected the firm of Deloitte & Touche LLP as Independent Auditor to audit the Company's books and accounts for the year ending December 31, 2004. Deloitte & Touche has served as our Independent Auditor for fiscal year 2003. While the Audit/Ethics Committee is responsible for the appointment, compensation, retention, termination and oversight of the independent auditor, we are requesting, as a matter of good corporate governance, that the stockholders ratify the appointment of Deloitte & Touche as our principal Independent Auditor. If the stockholders fail to ratify the selection, the Audit/Ethics Committee will reconsider whether to retain Deloitte & Touche and may retain that firm or another without re-submitting the matter to our stockholders. Even if the appointment is ratified, the Audit/Ethics Committee may, in its discretion, direct the appointment of a different independent auditor at anytime during the year if it determines that such change would be in our best interests and in the best interests of our stockholders.

Deloitte & Touche's representatives will be present at the Annual Meeting and will have an opportunity to make a statement, if they so desire, as well as to respond to appropriate questions asked by our stockholders.

Recommendation of the Board of Directors

Your Board of Directors recommends a vote FOR ratification of the selection of Deloitte & Touche as the Company's Independent Auditor for 2004.

FEES PAID TO DELOITTE & TOUCHE LLP

In 2003 and 2002, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively "Deloitte Entities") billed the Company and its subsidiaries for the aggregate fees set forth in the table below. These fees include all fees paid by the Company for (i) professional services rendered for the audit of the Company's annual financial statements and review of quarterly financial statements, (ii) assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements, (iii) professional services rendered for tax compliance, tax advice, and tax planning, and (iv) products and services provided by the Deloitte Entities. In 2003 and 2002, the Company also purchased software and hardware from Deloitte Consulting, one of the Deloitte Entities. The aggregate amount of those purchases was approximately $4.0 million and $5.7 million, respectively for 2003 and 2002, of which substantially all was subject to the Company's competitive bid process.

(in millions)	Fees Paid in Fiscal Year 2003	Fees Paid in Fiscal Year 2002
Audit fees	$ 3.6	$ 3.3
Audit-related fees	0.2	0.3
Tax fees	1.1	1.3
All other fees	0.0	0.0
Total	$ 4.9	$ 4.9

Audit-related fees paid to the Deloitte Entities for both 2003 and 2002 relate primarily to assistance with regulatory filings and related matters, assistance with an internal control assessment program, training services and miscellaneous other minor services.

Tax fees paid to the Deloitte Entities are primarily for the preparation of income, payroll, value added and various other miscellaneous tax returns in 32 of the more than 80 countries where the Company operates. The Company also incurs local country tax advisory services in these countries. Examples of these kinds of services are assistance with audits by the local country tax authorities, acquisition and disposition advice, consultation regarding changes in legislation or rulings and advice on the tax effect of other structuring and operational matters.

Pre-Approval Policies and Procedures

The Audit/Ethics Committee has adopted guidelines for the pre-approval of audit and permitted non-audit services by the Company's independent auditor. The Audit/Ethics Committee will consider annually and, if appropriate, approve the provision of audit services by its independent auditor and consider and, if appropriate, pre-approve the provision of certain defined audit and non-audit services. The Audit/Ethics Committee will also consider on a case-by-case basis and, if appropriate, approve specific engagements that are not otherwise pre-approved. The "Guidelines for Pre-Approval of Audit and Non-Audit Fees of the Independent Auditor" adopted by the Audit/Ethics Committee on January 27, 2004 is attached as Annex C to this Proxy Statement. Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the Chairman of the Audit/Ethics Committee. The Chairman of the Audit/Ethics Committee will report any specific approval of services at its next regular meeting. The Audit/Ethics Committee will review a summary report detailing all services being provided to the Company by its Independent Auditor. All of the fees and services described above under "audit fees," "audit-related fees," "tax fees" and "all other fees" were pre-approved by the Audit/Ethics Committee.

STOCKHOLDER PROPOSAL NO. 1 REGARDING CLASSIFIED BOARDS

The following proposal was submitted to Baker Hughes by Harold J. Mathis, Jr. (with an address of P.O. Box 1209, Richmond, Texas 77406-1209 and an e-mail address of: cengulfmar@aol.com), who is the owner of 810 shares of the Company's Common Stock, and is included in this Proxy Statement in compliance with SEC rules and regulations.

Proponent's Statement in Support of Proposal:

"**RESOLVED:** *That the stockholders of Baker Hughes Incorporated, assembled in annual meeting in person or by proxy, hereby request that the Board of Directors take the needed steps to provide that at future elections of directors, new directors be elected annually and not by classes, as is now provided, and that on expiration of present terms of directors their subsequent elections shall also be on an annual basis."*

REASONS

Strong support was shown at the last annual meeting of Baker Hughes, Incorporated when 84.88%, 231,857,567 shares were cast in favor of this proposal. For three consecutive years, shareholders have adopted this proposal with a strong majority vote.*

While hanging on with only 14.24% of last year's vote, management and directors continue to claim that they are acting in the best interest of shareholders. To assert that 84.88%* of shareholders would vote against their own best interest is absurd. In fact, almost twice as many shareholders withheld their vote for the election of class III directors than voted against this proposal. By failing to recognize last year's strong mandate, directors have defied 84.88%* of the voting ownership of the company, adhering to a double standard of accepting votes for their own election while rejecting a proposal adopted by the same shareholders.*

It is this proponent's belief that classification of the Board of Directors is not in the best interest of Baker Hughes Incorporated and its shareholders. This proponent also believes that it makes a Board less accountable to shareholders when all directors do not stand for election each year; the piecemeal election insulating directors and senior management from the impact of poor performance.

Directors should stop using the 75% super-majority rule as their defense in opposing this resolution. The time has come to allow declassification to stand the true and democratic test by submitting the issue to shareholders as a binding resolution.

PLEASE MARK YOUR PROXY IN FAVOR OF THIS PROPOSAL; *otherwise, it is automatically cast as a vote against, even if you abstain.*

** % of Shares By Proposal*
FOR: 84.88%
AGAINST: 14.24%
ABSTAIN: 0.88%

STATEMENT OF THE BOARD OF DIRECTORS AND MANAGEMENT IN OPPOSITION TO STOCKHOLDER PROPOSAL NO. 1

History

The Company is committed to good corporate governance. We are supportive of and have been a historical participant in the new standards of corporate governance. We believe that part of good governance involves having active and independent directors with the proper knowledge and experience to oversee the Company's affairs. Since 1987, the Board of Directors has been divided into three classes, with directors from each class elected to staggered three-year terms, to help ensure that the Company would always have a number of experienced directors. The Board believes it is most important to focus on the actual composition of the Board rather than the terms of its members. With the classified board structure, the Company has attracted five new independent members to the Board in the past three years. A review of the specific backgrounds of each of the Board members clearly evidences the high caliber of individuals that the Company has been able to attract to the Board. It should be noted that all but one of the Company's eleven directors are outside independent directors. Our Board believes we have strong governance practices with sufficient mechanisms in place to avoid an entrenchment of the Board and that no director feels less accountable to stockholders because he or she was not subject to election at each Annual Meeting.

We believe that the election of directors to staggered terms has promoted good corporate governance by providing the stability to develop and execute long-term, strategic planning. The staggered election of directors has also assured that the Company has had directors with a historical perspective of the Company and its operations, and that perspective has provided the in-depth knowledge for continuity in pursuing the Company's strategic goals. In the event of a proposed merger or sale of the Company, the staggered system of electing directors could also serve to afford the Board valuable time to negotiate the best price in order to maximize stockholder value. The Board believes that a board of directors like our Board that has had the opportunity to become familiar with management and its plans, is uniquely situated to consider the long-term best interest of all stockholders within the factual context of a particular offer.

Current Proposal

The Governance Committee of the Board of Directors ("Committee"), which consists of five independent directors, has thoroughly considered both sides of the proposal to declassify the Board that was submitted by Mr. Mathis for consideration at the 2004 Annual Meeting. The Committee's duty is to reach a decision that is best for the Company at this time based on its analysis of the issues related to declassification. Accordingly, in addition to analyzing the advantages and disadvantages of declassifying, it was important for the Committee to fully assess the current regulatory environment.

There are several new and proposed SEC rules including ones that address additional proxy disclosure on board nomination processes and stockholder access to the proxy statement, as well as new NYSE listing requirements related to corporate governance. These new disclosure requirements are extensive and they will have a significant effect on the governance of U.S. corporations. Due to the uncertainty of such new and proposed matters and after careful consideration, the Board remains convinced that the classified board structure is in the best interests of the stockholders at this time.

Board Support in 2005

While continuing a classified board is believed to be in the best interest of the stockholders at this time, if this proposal receives at least the same support by the stockholders of all outstanding shares at the 2004 Annual Meeting as it did in 2003, the Board intends to introduce and support a binding proposal at the 2005 Annual Meeting to amend the Company's Restated Certificate of Incorporation in order to eliminate the provision classifying our Board. This proposal received 84.88% of the votes cast for or against the proposal at the 2003 Annual Meeting, which equated to 68.82% of all the outstanding shares of Common Stock. The effect of such amendment would be that beginning in 2005 all directors would be elected for a term of one year. The Board reserves the right not to introduce such proposal in 2005 or thereafter, if after careful consideration and analysis of the existing and pending SEC rules, NYSE listing requirements and related matters, the Board concludes that such proposal would not be in the best interests of the stockholders.

In order to eliminate the class structure of the Board, the Company's Restated Certificate of Incorporation must be amended, which requires the affirmative vote of 75% of the total voting power of all shares of stock of the Company entitled to vote in the election of directors.

Recommendation of the Board of Directors

Your Board of Directors recommends a vote AGAINST approval of Stockholder Proposal No. 1 regarding classified boards.

STOCKHOLDER PROPOSAL NO. 2 REGARDING POISON PILLS

The following proposal was submitted to Baker Hughes by Nick Rossi (with an address of P.O. Box 249, Boonville, California 95415, and a legal proxy to Mr. John Chevedden and/or his designee, with an address of 2215 Nelson Ave., No. 205, Redondo Beach, CA 90278), who is the owner of 1,000 shares of the Company's Common Stock, and is included in this Proxy Statement in compliance with SEC rules and regulations.

"2 – Shareholder Input on a Poison Pill

Resolved: *Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also, once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election. Directors have discretion to set the earliest election date and in responding to shareholder votes.*

We as shareholders voted in support of this topic:

Year	*Rate of Support*
2002	*68%*
2003	*75% Up 7%*

This percentage is based on yes and no votes cast. I believe this level of shareholder support is more impressive because the 75% support followed our Directors' objection to the proposal. I believe that there is a greater tendency for shareholders, who more closely follow our company, to vote in favor of this proposal topic. I do not see how our Directors object to this proposal because it gives our Directors the flexibility to ignore our shareholder vote if our Directors seriously believes they have a good reason. This topic also won an overall 60% yes-vote at 79 companies in 2003.

Shareholders' Central Role

Putting poison pills to a vote is a way of affirming the central role that shareholders should play in the life of a corporation. An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: The Motley Fool

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: Moringstar.com

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

I believe our board may be tempted to partially implement this proposal to gain points in the new corporate governance scoring systems. I do not believe that a partial implementation, which could still allow our directors to give us a poison pill on short notice, would be a substitute for complete implementation.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on a Poison Pill
Yes on 2"

STATEMENT OF THE BOARD OF DIRECTORS AND MANAGEMENT IN OPPOSITION TO STOCKHOLDER PROPOSAL NO. 2

The Company has no "poison pill" and currently it is not anticipated that the Company's Board needs to adopt such a shareholder rights plan. Under the Board's policy statement on poison pills described below, any such plan adopted in the future must be approved or ratified by stockholders.

We support the principle of stockholder voting on rights plans. However, the primary fiduciary duty of the Board is to preserve and maximize stockholders' value in the Company and we believe the proposal as drafted is overly restrictive and could prevent the Board from acting in the best interests of stockholders under extraordinary circumstances.

The term "poison pill" is also known as "shareholder rights plans." Generally, shareholder rights plans are designed to encourage potential acquirers to negotiate directly with the Company's stockholders' elected Board, which is in the best position to negotiate on behalf of all stockholders, evaluate the adequacy of any potential offer and protect stockholders against unfair and abusive takeover tactics.

There is evidence that suggests shareholder rights plans are beneficial to stockholders' interests. Studies have shown that companies adopting such plans receive higher takeover premiums than those companies without rights plans. At the same time, such plans did not prevent companies from being acquired at prices that were fair and adequate to stockholders. Furthermore, such studies indicate that shareholder rights plans did not increase the likelihood of the withdrawal of a friendly takeover bid nor defeat a hostile bid or reduce the likelihood that a company would be a takeover target. Shareholder rights plans may prevent abusive takeovers that include hostile tender offers made at less than fair price and partial and two-tiered offers that discriminate among the Company's stockholders.

The Company has not adopted a poison pill and has no present intention of adopting such a plan. The future, however, is not certain. It is possible that, as a result of future circumstances, we do not presently foresee, the Board might determine that a rights plan would be in the best interest of stockholders. Shareholder rights plans can provide the Board with a greater period of time within which it can properly evaluate an acquisition offer to determine if it is in the best interest of, and will deliver full value to, all of the Company's stockholders. These attributes strengthen the Board's bargaining position so that the Board can protect and further the interests of all of the Company's stockholders.

A shareholder rights plan is consistent with good corporate governance principles that decisions involving a potential sale of the Company rest with the Board, which will evaluate the merits of any bona fide acquisition proposal in accordance with its fiduciary duty to all stockholders of the Company. Because a shareholder rights plan can be an effective tool in a hostile takeover attempt, the Company believes the adoption of such a plan, under limited circumstances, is appropriately within the scope of the Board's responsibilities.

To address that possibility, the Board has adopted a policy statement on poison pills. The policy statement provides that adoption of a future poison pill or rights plan would require prior stockholder approval unless a committee consisting solely of independent directors determines that, due to time constraints or other reasons, it would be in the best interest of stockholders to adopt a plan before stockholder approval is obtained. In that case, the plan must be ratified by stockholders or expire, without being renewed or replaced, within one year. We believe this balances the Board's ability to exercise its fiduciary duty while still permitting a stockholder vote within a reasonable timeframe.

We believe this policy meets the objective of this stockholder proposal while preserving the Board's flexibility to act expeditiously in extraordinary circumstances. The full text of the policy statement is posted under the About Baker Hughes section of the Company's website at www.bakerhughes.com.

Recommendation of the Board of Directors

Your Board of Directors recommends a vote AGAINST approval of Stockholder Proposal No. 2 regarding poison pills.

ANNUAL REPORT

The 2003 Annual Report on Form 10-K of the Company, which includes audited financial statements for the fiscal year ended December 31, 2003, accompanies this Proxy Statement; however, that report is not part of the proxy soliciting information.

INCORPORATION BY REFERENCE

To the extent that this Proxy Statement is incorporated by reference into any other filing by Baker Hughes under the Securities Act of 1933, as amended, or the Exchange Act, the sections of this Proxy Statement entitled "Compensation Committee Report," "Audit/Ethics Committee Report" (to the extent permitted by the rules of the SEC) and "Corporate Performance Graph," as well as the annexes to this Proxy Statement, will not be deemed incorporated unless specifically provided otherwise in such filing. Information contained on or connected to our website is not incorporated by reference into this Proxy Statement and should not be considered part of this Proxy Statement or any other filing that we make with the SEC.

STOCKHOLDER PROPOSALS

Proposals of stockholders intended to be presented at the 2005 Annual Meeting must be received by the Company by November 17, 2004 to be properly brought before the 2005 Annual Meeting and to be considered for inclusion in the Proxy Statement and form of proxy relating to that meeting. Such proposals should be mailed to Corporate Secretary, c/o Baker Hughes Incorporated 3900 Essex Lane, Suite 1200, Houston, Texas 77027-5177. Nominations of directors by stockholders must be received by the Chairman of the Governance Committee of the Company's Board of Directors, P.O. Box 4740, Houston, Texas 77210-4740 or the Corporate Secretary, c/o Baker Hughes Incorporated 3900 Essex Lane, Suite 1200, Houston, Texas 77027-5177 between October 18, 2004 and November 17, 2004 to be properly nominated before the 2005 Annual Meeting, although the Company is not required to include such nominees in its Proxy Statement.

OTHER MATTERS

The Board of Directors knows of no other matter to be presented at the Annual Meeting. If any additional matter should be presented properly, it is intended that the enclosed proxy will be voted in accordance with the discretion of the persons named in the proxy.

ANNEX A

BAKER HUGHES INCORPORATED CORPORATE GOVERNANCE GUIDELINES

(As Amended January 28, 2004)

These Baker Hughes Incorporated Corporate Governance Guidelines are established by the Board of Directors ("Board") as the principles for conduct of the Company's business affairs to benefit its stockholders.

Board

The responsibility of the members of the Board is to exercise their business judgment to act in what they reasonably believe to be in the best interest of the Company and its stockholders. In addition to the Board's general oversight of management's performance of its responsibilities, the principal functions of the Board acting directly or through its Committees (as defined in "Committees of the Board") include:

- Providing effective oversight of the governance of the affairs of the Company in order to maximize long-term benefit to the stockholders
- Maintaining a viable succession plan for the office of the Chief Executive Officer ("CEO") of the Company and other members of senior management
- Evaluating the performance of the Board and identifying and recruiting new members for the Board
- Reviewing and approving long-term business plans
- Appointing, approving the compensation and overseeing the work of the independent auditors
- Overseeing certain compliance related issues, including accounting, internal audit and disclosure controls and internal controls and environmental policies
- Reviewing quarterly earnings release and quarterly and annual financial statements to be filed with the Securities and Exchange Commission ("SEC")
- Evaluating and setting the compensation of the CEO and other members of senior management
- Adopting an appropriate governance policy

Selection and Qualification of Directors – The Governance Committee will annually assess the needs of the Company and the Board in order to recommend to the Board the director candidates who will further the goals of the Company in representing the long-term interests of the stockholders. In particular, the Governance Committee will assess the special skills, expertise and backgrounds relevant to the Company's business to determine whether or not a candidate has the character traits and breadth of business knowledge to make him or her an effective director, based on previously established criteria, as described in Exhibit A, "Guidelines for Membership on the Board of Directors." The Governance Committee will annually assess the contributions of the directors whose terms expire at the next Annual Meeting of Stockholders and recommend to the Board if they should be nominated for re-election by stockholders. The Board will propose a slate of nominees to the stockholders for election to the Board at the next Annual Meeting, as described in Exhibit B, "Selection Process for New Board of Directors Candidates."

Independence – The Board will be comprised of a majority of directors who qualify as independent directors under the listing standards of the New York Stock Exchange ("NYSE"), as described in Exhibit C, "Policy for Director Independence, Audit/Ethics Committee Members and Audit Committee Financial Expert." Annually, the Board will review the relationship that each director has with the Company to determine that the director has no material relationship with the Company, its affiliates or any member of the senior management of the Company, subject to additional qualifications prescribed under the listing standards of the New York Stock Exchange. The Company will not make any personal loans or extensions of credit to directors or executive officers.

Size and Term of the Board – In accordance with the Company's Bylaws, the Board determines the number of directors on the Board, which currently will consist of not more than 12 directors. In accordance with the Company's Restated Certificate of Incorporation, the Board is structured utilizing three classes of directors having three-year staggered terms. One class of directors is elected each year by the stockholders at the Annual Meeting of Stockholders. Stockholders may propose nominees for consideration by the Governance Committee, as described in Exhibit D, "Policy and Submission Procedures for Stockholder Recommended Director Candidates," by submitting within the prescribed time period the name and supporting information to: Chairman, Governance Committee of the Board of Directors, P.O. Box 4740, Houston, Texas 77210-4740 or to the Corporate Secretary, c/o Baker Hughes Incorporated 3900 Essex Lane, Suite 1200, Houston, Texas 77027-5177 to be properly nominated before the next Annual Meeting of Stockholders, although the Company is not required to include such nominees in its proxy statement. Between such annual meetings, the Board may elect directors to serve until the next annual meeting.

Director Orientation and Continuing Education – The Governance Committee will periodically review and recommend to the Board a director orientation program that includes an initial and continuing orientations providing the director with comprehensive information about the Company's business, one-on-one meetings with senior management and other officers of the Company, an overview of the Director's Reference Manual and tours of the Company's operations. The directors will be provided with continuing education materials covering upcoming seminars and conferences.

Independent Advisors – The Board and the Committees of the Board have the right at any time to retain independent outside financial, legal or other advisors.

Executive Sessions – The Board will meet in executive session with the CEO after each Board meeting. In addition, the independent directors of the Company will meet in executive session following each regularly scheduled Board meeting without any inside director or Company executives present. These executive session discussions may include any topic relevant to the business affairs of the Company as determined by the independent directors.

Lead Director – The Governance Committee will review and recommend to the Board a director to serve as Lead Director during executive sessions of the independent members of the Board.

Stockholder Communications – In order to provide the stockholders of the Company and other interested parties with a direct and open line of communication to the Company's Board, procedures have been established, as described in Exhibit E, "Stockholder Communications with the Board of Directors."

Termination of Independent Director Status – In accordance with the Company's Bylaws, an independent director shall resign as a director of the Company at the Annual Meeting following any of the occurrences set forth below. The following provisions may be waived by the Board (excluding the director whose resignation would otherwise be required) if the Board determines that such waiver would be in the best interest of the Company and its stockholders.

Retirement – The director's 72nd birthday, or the third anniversary of the director's retirement from his or her principal occupation.

Job Change – The first anniversary of any change in his or her employment (other than a promotion or a lateral move within the same organization).

Attendance – Any fiscal year in which a director fails to attend at least 66% of the meetings of the Board and any Committees of the Board on which the director serves.

Termination of Inside Director Status – In accordance with the Company's Bylaws, an inside director must resign from the Board (i) at the time of any diminution of his or her responsibilities as an officer; (ii) at the time of termination of employment by the Company for any reason; or (iii) on the director's 72nd birthday.

Conflict of Interest – The Board expects each director, as well as senior management and employees, to act ethically at all times. No officer of the Company may serve on a board of any company having a present or retired employee on the company's Board. Additionally, officers of the Company may not serve as directors of any other publicly-held companies without the approval of the Governance Committee. The CEO may serve on no more than three boards of publicly-held companies, while other officers may serve on no more than one board of a publicly-held company or for profit company. Members of Audit/Ethics Committee of the Board may not simultaneously serve on the audit committees of more than three public companies. If an independent director serving on the Company's Board is asked to join another board of directors, prior notice shall be given to the Chairman of the Governance Committee and the Corporate Secretary of the Company. If an actual or potential conflict of interest arises for a director or senior management, the individual shall promptly inform the CEO or the Board. Any waivers of the Company's Business Code of Conduct for a director or senior management will be determined by the Board or its designated Committee and will be publicly disclosed.

Board Compensation and Evaluation Procedures

Compensation – The Governance Committee will annually review compensation to determine director compensation and recommend any changes to the Board.

Company Stock Ownership – Each independent director is expected to own at least two times his or her annual retainer in Company Common Stock. Such ownership level should be obtained within a reasonable period of time following the director's election to the Board.

Evaluation – The independent directors will periodically conduct an evaluation of one another, the results of which will be compiled and then reviewed by the Governance Committee in connection with their annual assessment of the directors.

Board Functions

Board Meetings – The Board will hold six regular meetings per year to handle recurring business, with special meetings called as appropriate. Directors are expected to attend all scheduled Board and Committee meetings.

Special Meetings – The number of scheduled Board meetings will vary with circumstances and special meetings will be called as necessary.

Annual Meetings of Stockholders – The Company's Annual Meeting of Stockholders provides an opportunity each year for stockholders to ask questions of or otherwise communicate directly with members of the Company's Board on matters relevant to the Company. It is the Company's policy to request and encourage all of the Company's directors and nominees for election as directors to attend in person the Annual Meeting of Stockholders.

Agenda Items – The Chairman will be responsible for setting the agenda for and presiding over the Board meetings. Individual directors are encouraged to contact the Chairman with respect to any proposed agenda items that the director believes should be on the agenda. The Corporate Secretary will endeavor to timely provide to the directors all written Board materials to be covered in regular meetings prior thereto.

Committees of the Board

The Board has constituted five standing Committees: Governance Committee, Audit/Ethics Committee, Compensation Committee, Finance Committee and Executive Committee. Each Committee is comprised solely of independent directors, except for the Executive Committee. The Chairman of the Board serves on the Executive Committee. Any independent member of the Board may attend any Committee meeting as an observer.

The Governance Committee annually proposes Committee assignments and chairmanships to the Board. Each Committee is elected by the Board, including the designation by the Board of one person to serve as Chairman of each Committee. On an annual basis, each Committee shall perform an evaluation of the Committee and its activities.

Governance Committee

Purpose: The Committee's purpose is to develop and recommend to the Board a set of corporate governance principles applicable to the Company ("Corporate Governance Guidelines") and to oversee compliance with, conduct reviews of and recommend appropriate modifications to such Corporate Governance Guidelines.

Principal Responsibilities: The Committee will have the oversight responsibility for recruiting and recommending candidates for election to the Board, with advice of the Company's Chairman and CEO. The Committee will periodically conduct a review of criteria for Board membership against current needs of the Board to ensure timeliness of the criteria. The Committee will also be responsible for monitoring compliance with these Corporate Governance Guidelines adopted by the Board, and updating such guidelines when appropriate. The Committee will also review and recommend to the Board the annual retainer for members of the Board and Committees of the Board. The Committee's Charter shall be posted on the Company's website.

Composition: The Committee will be comprised of not less than three nor more than six of its independent directors. All members of the Committee will be independent, as that term is defined in the NYSE corporate governance listing standards.

Meetings: The Committee will meet at least two times per year as determined by the Board with special meetings called by the Board or the Committee as necessary.

Audit/Ethics Committee

Purpose: The Committee's purpose is to assist the Board with oversight of: (i) the integrity of the Company's financial statements and reporting system, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independent auditor's qualifications and independence and (iv) the performance of the Company's internal audit function and independent auditors. The Committee shall also prepare the Audit/Ethics Committee Report to be included in the Company's proxy statement for the Annual Meeting of Stockholders, conduct an annual self-evaluation and carry out the duties and responsibilities set forth in its Charter.

Principal Responsibilities: The principal responsibilities of the Committee are: (i) to provide assistance to the Board in fulfilling its responsibility in matters relating to the accounting and reporting practices of the Company, the adequacy of the Company's internal controls and the quality and integrity of the financial statements of the Company; and (ii) to oversee the Company's compliance programs. The independent auditor is ultimately accountable to the Board and the Committee, as representatives of the Company's stockholders, and shall report directly to the Committee. The Committee has the ultimate authority and direct responsibility to select, appoint, evaluate, compensate and oversee the work, and, if necessary, terminate and replace the independent auditor. The Committee shall conduct or authorize investigations into any matters within its scope of responsibilities.

The Committee shall engage independent counsel and other advisors, as the Committee deems necessary to carry out its duties. The Committee has the sole authority to approve the fees paid to any independent advisor retained by the Committee, and the Company will provide funding for such payments. The Company shall provide funding for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties. The Committee will review the composition, expertise and availability of the Committee members on an annual basis. The Committee will also perform a self-evaluation of the Committee and its activities on an annual basis. The Committee will meet in executive session at each regularly scheduled meeting, including separate, private meetings with the independent auditors, internal auditors, general counsel and compliance officer. The **Committee's Charter** shall be posted on the Company's website.

The Committee's compliance responsibilities will include the recommendation of and monitoring of compliance with the **Company's Business Code of Conduct** and Foreign Corrupt Practices Act Policy, establishing formal procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or audit matters, (ii) the confidential, anonymous submissions by Company employees of concerns regarding questionable accounting or auditing matters, and (iii) the protection of reporting employees from retaliation as described in Exhibit F, "Procedures for the Receipt, Retention and Treatment of Complaints;" reviewing in conjunction with counsel (i) any legal matters that could have significant impact on the organization's financial statements; (ii) correspondence and material inquiries received from regulators or governmental agencies; and (iii) all matters relating to the ethics of the Company and its subsidiaries; coordinate the Company's compliance with inquiries from any government officials concerning legal compliance in the areas covered by the Business Code of Conduct and the Foreign Corrupt Practices Act Policy; and review the Company's compliance with its environmental policy on an annual basis.

Composition: The Committee will be comprised of not less than three independent directors who are (i) independent (as defined by Section 10A(m)(3) of the Securities Exchange Act of 1934 and the regulations thereunder and the NYSE) and (ii) financially literate (as interpreted by the Board in its business judgment). Such Committee members may not simultaneously serve on the audit committee of more than three publicly-held companies. At least one member of the Committee will have accounting or related financial management expertise and at least one member of the Committee will be an "audit committee financial expert," as defined by the SEC. The audit committee financial expert must have: an understanding of GAAP and financial statements; experience in the (a) preparation, auditing, analyzing or evaluating of financial statements of generally comparable issuers and (b) application of such principles in connection with the accounting for estimates, accruals and reserves; an understanding of internal accounting controls and procedures for financial reporting; and an understanding of audit committee functions.

Meetings: The Committee meets at least five times per year as determined by the Board, with special meetings called by the Board or the Committee as necessary.

Compensation Committee

Purpose: The purpose of the Compensation Committee will be to discharge the Board's responsibilities relating to compensation of the Company's executives. The Committee will have overall responsibility for reviewing and evaluating and, as applicable, approving the officer compensation plans of the Company. It is also the purpose of the Committee to produce an annual report on executive compensation for inclusion in the Company's proxy statement for the Annual Meeting of Stockholders.

Principal Responsibilities: The principal responsibility of the Committee will be to assure that the senior executives of the Company are compensated effectively in a manner consistent with the stated compensation strategy of the Company, internal equity considerations and competitive practice. The Committee will also communicate to the stockholders of the Company, the Company's compensation policies and the reasoning behind such policies as required by the rules and regulations of the SEC. These responsibilities include reviewing from time to time and approving the Company's stated compensation strategy to ensure that management is rewarded appropriately for its contributions to Company growth and profitability and that the executive compensation strategy supports organization objectives and stockholder interests; reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO's performance in light of those goals and objectives, and determining the CEO's compensation level based on this evaluation; reviewing annually and determining the individual elements of total compensation of the CEO, including annual salary, annual bonus and long-term incentive compensation, and reporting such determination to the Board, provided, however, that the salary, bonus and other short-term incentive compensation will be subject to the approval of the Board. The Committee reviews with the CEO matters relating to management succession. The **Committee's Charter** shall be posted on the Company's website.

Composition: The Committee will be comprised of not less than three nor more than six of its independent directors. Such directors will meet the requirements for "independent" pursuant to the listing standards of the NYSE and shall meet the requirements for "disinterested independent directors" pursuant to Rule 16b-3 of the Securities Exchange Act of 1934, as amended.

Meetings: The Committee will meet at least three times per year as determined by the Board.

Finance Committee

Purpose: The Committee's purpose will be to review and monitor the financial structure of the Company to determine that it is consistent with the Company's requirements for growth and fiscally sound operation.

Principal Responsibilities: The Committee will be responsible for the review and approval of (i) public offerings; (ii) debt and other financings; (iii) dividend policy and changes in the rate of dividend; and (iv) budget and long-range plans. In addition the Committee will periodically review the Company's activities with credit rating agencies, its policy governing approval levels for capital expenditures and funding thereof and its insurance programs. The **Committee's Charter** shall be posted on the Company's website.

Composition: The Committee will be comprised of not less than three independent directors.

Meetings: The Committee will meet at least two times per year as determined by the Board with special meetings called by the Board or the Committee as necessary.

Executive Committee

Principal Responsibilities: The Committee will act in the stead of the Board during intervals between Board meetings and may exercise all of the authority of the Board in the business and affairs of the Company, except where action by the full Board is specifically required. More specifically, the Committee will be responsible for advising and aiding the officers of the Company in all matters concerning its interests and the management of its business. When the Board is not in session, the Committee has and may exercise all the powers of the Board, so far as such may be delegated legally, with reference to the conduct of the business of the Company, except that the Committee will not take any action to amend the Restated Certificate of Incorporation or the Bylaws, to amend its Charter, to elect Directors to fill vacancies on the Board, to fix the compensation of Directors for service in any capacity, to fill vacancies on the Committee or change its membership, to elect or remove officers of the Company or to declare dividends. The **Committee's Charter** shall be posted on the Company's website.

Composition: The Committee will be comprised of not less than three directors, a majority of which shall be independent and one of which shall be the Chairman of the Board. The Chairman of the Board shall serve as the Chairman of the Committee unless the Board elects a different director to serve as Chairman. In the absence of the Chairman of the Committee, the Lead Director of the Board will serve as Chairman of the meeting.

Meetings: The Committee will meet from time to time during the year, as needed.

INTERACTION WITH MANAGEMENT

__**Evaluation of the CEO**__ – The Compensation Committee will annually review and approve corporate goals and objectives relevant to the CEO's compensation, evaluate the CEO's performance in light of such goals and objectives, and determine the CEO's compensation level based on this evaluation and other relevant information. The Committee shall also review annually and determine the individual elements of total compensation of the CEO, including annual salary, annual bonus and long-term incentive compensation and report such determination to the Board, provided, however, that the annual salary, annual bonus and long-term incentive compensation shall be subject to the approval of the Board.

Succession Planning – The Board and the Compensation Committee share the responsibility for succession planning. The Committee shall maintain and review with the Board a list for the Board of potential successors to the CEO. The Chairman shall review management succession planning with the Compensation Committee on an annual basis, and provide a report to the Board.

Attendance at Board & Committee Meetings – The Chairman will routinely invite senior management to attend Board meetings. The Board or any Committee may request the presence of any Company employee at any Board or Committee meeting. In addition, the Chairman will invite such other managers and outside experts to the Board meetings in situations where such persons can aid the Board in its deliberations.

Access to Management – Directors will have complete access to management and management will be available to the Board with respect to any questions regarding Company issues.

INTERPRETATION OF GUIDELINES

These Guidelines provide a framework for governance of the Company and the Board. The Board recognizes that situations may dictate variations from the Guidelines in order to respond to business changes and the needs of the stockholders. In addition, the Guidelines shall be revised and updated from time-to-time. Accordingly, the Guidelines do not constitute invariable rules nor shall they preclude the Board from acting in variance thereto at any time in the future.

The Board endorses and supports the Company's Core Values and Keys for Success:

Core Values

Integrity:

We believe integrity is the foundation of our individual and corporate actions that drives an organization of which we are proud.

- We are a responsible corporate citizen committed to the health and safety of people, protection of the environment, and compliance with laws, regulations, and company policies.
- We are honest, trustworthy, respectful and ethical in our actions.
- We honor our commitments.
- We are accountable for our actions, successes and failures.

Teamwork:

We believe teamwork leverages our individual strengths.

- We are committed to common goals.
- We expect everyone to actively participate on the BHI team.
- We openly communicate up, down, and across the organization.
- We value the diversity of our workforce.
- We willingly share our resources.

Performance:

We believe performance excellence will drive the results that differentiate us from our competitors.

- We focus on what is important.
- We establish and communicate clear expectations.
- We relentlessly pursue success.
- We strive for flawless execution.
- We work hard, celebrate our successes and learn from our failures.
- We continuously look for new ways to improve our products, services and processes.

Learning:

We believe a learning environment is the way to achieve the full potential of each individual and the company.

- We expect development throughout each individual's career by a combination of individual and company commitment.
- We learn from sharing past decisions and actions, both good and bad, to continuously improve performance.
- We improve by benchmarking and adopting best practices.

Keys to Success

People contributing at their full potential.
Everyone can make a difference.

- We understand our priorities and performance goals.
- We drive to do our part every day.
- We support new ideas and take appropriate risks.
- We take action to find and correct problems.
- We commend each other on a job well done.

Delivering unmatched value to our customers.

- We make it easy for customers to do business with us.
- We listen to our customers and understand their needs.
- We plan ahead to deliver innovative, cost-effective solutions.
- We are dedicated to safe, flawless execution and top quality results.

Being cost efficient in everything we do.

- We maintain a competitive cost structure for the long-term.
- We utilize shared services to control cost for the enterprise.
- We seek the best value for Baker Hughes in our relationships with suppliers.
- We ruthlessly eliminate waste without compromising safety or quality.

Employing our resources effectively.

- We assign our people where they can make the biggest contribution.
- We allocate our investments to leverage the best opportunities for Baker Hughes.
- We handle company assets as if they were our own.
- We manage our balance sheet to enhance return on investment.

EXHIBIT A

BAKER HUGHES INCORPORATED GUIDELINES FOR MEMBERSHIP ON THE BOARD OF DIRECTORS

These Guidelines set forth the policies of the Board of Directors ("Board") of Baker Hughes Incorporated ("Company") regarding Board membership. These Guidelines shall be implemented by the Governance Committee of the Board with such modifications as it deems appropriate. The Governance Committee will consider candidates based upon:

- The size and existing composition of the Board
- The number and qualifications of candidates
- The benefit of continuity on the Board
- The relevance of the candidate's background and experience to issues facing the Company.

1. ***Criteria for Selection***

   In filling director vacancies on the Board, the Governance Committee will strive to:

   A) Recommend candidates for director positions who will help create a collective membership on the Board with varied experience and perspective and who:

      i) Have demonstrated leadership, and significant experience in an area of endeavor such as business, finance, law, public service, banking or academia;

      ii) Comprehend the role of a public company director, particularly the fiduciary obligations owed to the Company and its stockholders;

      iii) Have relevant expertise and experience, and be able to offer advice and guidance based upon that expertise;

      iv) Have a substantive understanding of domestic considerations and geopolitics, especially those pertaining to the service sector of the oil and gas and energy related industries;

      v) Will dedicate sufficient time to Company business;

      vi) Exhibit integrity, sound business judgment and support for the Core Values of the Company;

      vii) Understand basic financial statements;

      viii) Are independent as defined by the Securities and Exchange Commission ("SEC") and the New York Stock Exchange;

      ix) Support the ideals of the Company's Business Code of Conduct and are not engaged in any activity adverse to, or do not serve on the board of another company whose interests are adverse to, or in conflict with the Company's interests;

      x) Possess the ability to oversee, as a director, the affairs of the Company for the benefit of its stockholders while keeping in perspective the interests of the Company's customers, employees and the public; and

      xi) Are able to exercise sound business judgment.

   B) Maintain a Board that reflects diversity, including but not limited to gender, ethnicity and experience.

2. ***Age***

   The Board will not nominate any person to serve as a director who has attained the age of 72.

3. ***Audit/Ethics Committee***

   The Governance Committee believes that it is desirable that one or more members of the Company's Audit/Ethics Committee possess such qualities and skills such that they qualify as an Audit Committee Financial Expert, as defined by SEC rules and regulations.

4. ***Significant Change in Occupation or Employment***

   Any non-employee director who has a significant change in occupation or retires from his or her principal employment or position will promptly notify the Governance Committee. The Governance Committee will determine if it is in the best interests of the Company to nominate such person to serve another term as a director following expiration of the director's current term.

5. ***Board Review and Assessments***

   Each year the members of the Board will participate in a review and assessment of the Board and of each committee. In connection with such reviews, or at any other time, a director with concerns regarding performance, attendance, potential conflicts of interest, or any other concern respecting any other director shall report such concerns to the Chairman of the Governance Committee. The Chairman of the Governance Committee, in consultation with such other directors as he or she deems appropriate will determine how such concerns should be investigated and reported to members of the Governance Committee who are not the director in question ("Disinterested Committee Members"). If the Disinterested Committee Members conclude that the director is not fulfilling his or her duties, they will determine what actions should be taken. Such actions may include, without limitation, the Chairman of the Board or another Board member discussing the situation with the director in question, identifying what steps are required to improve performance, or, if appropriate, requesting that the director resign from the Board.

EXHIBIT B

BAKER HUGHES INCORPORATED SELECTION PROCESS FOR NEW BOARD OF DIRECTORS CANDIDATES

Baker Hughes Incorporated ("Company") has established the following process for the selection of new candidates for the Company's Board of Directors ("Board"). The Board or the Company's Governance Committee will evaluate candidates properly proposed by stockholders in the same manner as all other candidates.

1. Chairman/CEO, the Governance Committee, or other Board members identify a need to fill vacancies or add newly created directorships.
2. Chairman of the Governance Committee initiates search, working with staff support and seeking input from the Board members and senior management, and hiring a search firm or obtaining advice from legal or other advisors, if necessary.
3. Candidates, including any candidates properly proposed by stockholders in accordance with the Company's Bylaws, that satisfy criteria as described in the Company's "Guidelines For Membership on the Board of Directors" or otherwise qualify for membership on the Board, are identified and presented to the Governance Committee.
4. Determine if the Governance Committee members, Board members or senior management have a basis to initiate contact with preferred candidates; or if appropriate, utilize a search firm.
5. Chairman/CEO and at least one member of the Governance Committee interviews prospective candidate(s).
6. Full Board to be kept informed of progress.
7. The Governance Committee meets to consider and approve final candidate(s) (conduct interviews as necessary).
8. The Governance Committee will propose to the full Board candidates for Board membership to fill vacancies, or to stand for election at the next Annual Meeting of Stockholders.

EXHIBIT C

BAKER HUGHES INCORPORATED POLICY FOR DIRECTOR INDEPENDENCE, AUDIT/ETHICS COMMITTEE MEMBERS AND AUDIT COMMITTEE FINANCIAL EXPERT

<u>INDEPENDENCE</u>

I. Introduction

A member of the Board of Directors ("Board") of Baker Hughes Incorporated ("Company") shall be deemed independent pursuant to this Policy of the Board, only if the Board affirmatively determines that (1) such director meets the standards set forth in Section II below, and (2) the director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). In making its determination, the Board shall broadly consider all relevant facts and circumstances. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others.

Each director of the Company's Audit/Ethics Committee, Governance Committee and Compensation Committee must be independent. A director who is a member of the Company's Audit/Ethics Committee is also required to meet the criteria set forth below in Section III. These standards shall be implemented by the Governance Committee with such modifications as it deems appropriate.

II. Standards for Director Independence

1. A director who is an employee, or whose immediate family member is an executive officer, of the Company is not independent until three years after the end of such employment relationship. Employment as an interim Chairman or CEO shall not disqualify a director from being considered independent following that employment.
2. A director who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $100,000 per year in such compensation. Compensation received by a director for former service as an interim Chairman or CEO need not be considered in determining independence under this test. Compensation received by an immediate family member for service as a non-executive employee of the Company need not be considered in determining independence under this test.
3. A director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the Company is not "independent" until three years after the end of the affiliation or the employment or auditing relationship.
4. A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company's present executives

serve on that company's compensation committee is not "independent" until three years after the end of such service or the employment relationship.

5. A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of the consolidated gross revenues of such other company employing such executive officer or employee, is not "independent" until three years after falling below such threshold.[1]
6. The three year period referred to in paragraphs II.1 through II.5 above will be applied consistent with the New York Stock Exchange's ("NYSE") transition rules, which permit a one year look-back period until November 4, 2004. Accordingly, until November 4, 2004, a one year period, rather than a three year period, shall apply to the determination of independence and the application of paragraphs II.1 through II.5 above.

III. Standards for Audit/Ethics Committee Members

1. A director who is a member of the Audit/Ethics Committee other than in his or her capacity as a member of the Audit/Ethics Committee, the Board, or any other Board committee, may not accept directly or indirectly any consulting, advisory, or other compensatory fee from the Company or any subsidiary thereof, provided that, unless the rules of the NYSE provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Company (provided that such compensation is not contingent in any way on continued service).

   Indirect acceptance of compensatory payments includes: (1) payments to spouses, minor children or stepchildren, or children or stepchildren sharing a household with the member; or (2) payments accepted by an entity in which such member is a partner, member, officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position and which provides accounting, consulting, legal, investment banking or financial advisory services to the Company.
2. A director, who is a member of the Audit/Ethics Committee may not, other than in his or her capacity as a member of the Audit/Ethics Committee, the Board, or any other Board committee, be an affiliated person of the Company or any subsidiary thereof.
3. A member of the Audit/Ethics Committee may not simultaneously serve on the audit committees of more than two other public companies in addition to the Company.

IV. Definitions

An "immediate family member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's household. When considering the application of the three year period referred to in each of paragraphs II.1 through II.5 above, the Company need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated.

The "Company" includes any subsidiary in a consolidated group with the Company.

AUDIT/ETHICS COMMITTEE FINANCIAL EXPERT QUALIFICATIONS

The Company believes that it is desirable that one or more members of the Audit/Ethics Committee possess such qualities and skills such that they qualify as an Audit Committee Financial Expert as defined by the Securities and Exchange Commission ("SEC").

1. The SEC rules define an Audit Committee Financial Expert as a director who has the following attributes:
   (a) An understanding of generally accepted accounting principles and financial statements;
   (b) The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
   (c) Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant's financial statements, or experience actively supervising one or more persons engaged in such activities;
   (d) An understanding of internal controls and procedures for financial reporting; and
   (e) An understanding of audit committee functions.
2. Under SEC rules, a director must have acquired such attributes through any one or more of the following:
   (a) Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;
   (b) Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;
   (c) Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or
   (d) Other relevant experience.

[1] In applying this test, both the payments and the consolidated gross revenues to be measured shall be those reported in the last completed fiscal year. The look-back provision for this test applies solely to the financial relationship between the Company and the director or immediate family member's current employer; the Company need not consider former employment of the director or immediate family member. Charitable organizations shall not be considered "companies" for purposes of this test, provided however that the Company shall disclose in its annual proxy statement any charitable contributions made by the Company to any charitable organization in which a director serves as an executive officer if, within the preceding three years, contributions in any single fiscal year exceeded the greater of $1 million, or 2% of such charitable organization's consolidated gross revenues.

EXHIBIT D

BAKER HUGHES INCORPORATED POLICY AND SUBMISSION PROCEDURES FOR STOCKHOLDER RECOMMENDED DIRECTOR CANDIDATES

The Governance Committee of Baker Hughes Incorporated ("Company") has established a policy that it will consider director candidates recommended by stockholders. The Company's Board of Directors ("Board") or the Governance Committee will evaluate candidates properly proposed by stockholders in the same manner as all other candidates. Any such recommendations should be communicated to the Chairman, Governance Committee of the Board of Directors, P.O. Box 4740, Houston, Texas 77210-4740 or to the Corporate Secretary, c/o Baker Hughes Incorporated, 3900 Essex Lane, Suite 1200, Houston, Texas 77027-5177 and should be accompanied by the types of information as are required under the Company's Bylaws for stockholder nominees.

In summary, the Company's Bylaws provide in substance that:

1. Stockholder nominations shall be made pursuant to timely written notice. To be timely, a stockholder's notice generally must be delivered to or mailed and received at the principal executive offices of the Company not less than 120 days, nor more than 150 days, in advance of the first annual anniversary of the date of the Company's proxy statement released to stockholders in connection with the previous year's annual meeting.
2. The stockholder's notice should set forth all information relating to the nominee as required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934 or any successor regulation thereto (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and (a) the stockholder's name and address, as they appear on the Company's books, (b) the number of shares of the Company that are beneficially owned by such stockholder and (c) at the request of the Board, any person nominated by the Board for election as a director shall furnish to the Corporate Secretary of the Company that information required to be set forth in a stockholder's notice of nomination that pertains to the nominee.

The foregoing is a generalized summary and the specific requirements of the Bylaws shall control.

EXHIBIT E

BAKER HUGHES INCORPORATED STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

In order to provide the stockholders and other interested parties of Baker Hughes Incorporated ("Company") with a direct and open line of communication to the Company's Board of Directors ("Board"), the following procedures have been established for communications to the Board.

Stockholders and other interested persons may communicate with any member of the Board, including the Company's Lead Director, the Chairman of any of the Company's Governance Committee, Audit/Ethics Committee, Compensation Committee, Finance Committee or with the non-management directors of the Company as a group, by sending such written communication to the following address:

Corporate Secretary
c/o Baker Hughes Incorporated
3900 Essex Lane, Suite 1200
Houston, TX 77027-5177

Stockholders desiring to make candidate recommendations for the Board may do so by submitting nominations to the Company's Governance Committee, in accordance with the Company's Bylaws and "Policy and Submission Procedures for Stockholder Recommended Director Candidates" addressed, as above, to the Corporate Secretary, or to:

Chairman, Governance Committee
of the Board of Directors
P.O. Box 4740
Houston, Texas 77210-4740

Any written communications received by the Corporate Secretary will be forwarded to the appropriate directors.

EXHIBIT F

BAKER HUGHES INCORPORATED PROCEDURES FOR THE RECEIPT, RETENTION AND TREATMENT OF COMPLAINTS

Sarbanes-Oxley Act Section 301 Requirements

The Sarbanes-Oxley Act of 2002 ("SOX") Section 301 requires that each audit committee establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and confidential, anonymous submissions by employees of the Company of concerns regarding questionable accounting or auditing matters.

Guidelines for Reporting

Complaints or concerns regarding accounting, internal accounting controls or auditing matters may be submitted by employees and/or third parties to the Business Help Line or the Chief Compliance Officer ("CCO"). Concerns received by the Business Help Line, which accepts anonymous submissions, are forwarded to the CCO. All complaints received by the CCO are reviewed and validated. The CCO has an affirmative duty to report all issues for which the CCO has credible evidence of a material or potential violation of any applicable securities laws, fiduciary duty, or similar violation to the Audit/Ethics Committee ("AEC") in a timely manner. The CCO is not required to bring issues to the AEC until the CCO has credible evidence. However, the CCO may bring any issue to the attention of the AEC if, in the CCO's opinion, it is necessary and appropriate to inform the AEC.

When the CCO brings an issue to the AEC, the AEC and the CCO will collaboratively discuss the issue and agree to a course of action which may include an internal investigation by the CCO, Corporate Security, Human Resources Department, the Legal Department or appropriate Division representative, or the hiring of outside counsel.

The CCO will maintain appropriate records for all issues presented to the AEC and provide updates. The CCO will retain issue related documentation in accordance with the Company's record retention policy.

In the event that a complaint is received concerning the CCO, the complaint will be sent directly to the Chairman of the AEC. The Chairman of the AEC will decide the appropriate course of action.

Third party reporting procedures are posted on the Company's internet website in the Investor Relations-Compliance Section. The reporting protocol for employees is posted on the intranet within the Interchange-Legal Compliance site. In addition to the websites, the Company has a Business Help Line brochure.

No employee shall suffer retaliation in any form for reporting, in good faith, suspected violations of the Business Code of Conduct.

ANNEX B

BAKER HUGHES INCORPORATED CHARTER OF THE AUDIT/ETHICS COMMITTEE OF THE BOARD OF DIRECTORS

(as amended and restated July 23, 2003)

The Board of Directors of Baker Hughes Incorporated (the "Company") has heretofore constituted and established an Audit/Ethics Committee (the "Committee") with authority, responsibility and specific duties as described in this Charter. It is intended that this Charter and the composition of the Committee comply with the rules of the New York Stock Exchange (the "NYSE"). This document replaces and supersedes in its entirety the previous Charter of the Committee adopted by the Board of Directors of the Company.

Purpose

The Committee's purpose is to assist the Board of Directors with oversight of: (i) the integrity of the Company's financial statements and reporting system, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independent auditor's qualifications and independence and (iv) the performance of the Company's internal audit function and independent auditors. The Committee's purpose is also to prepare the report of the Committee to be included in the Company's annual proxy statement, carry out the duties and responsibilities set forth in this Charter and conduct an annual self-evaluation.

Composition

The Committee and Chairman of the Committee shall be elected annually by the Board of Directors and subject to removal pursuant to the terms of the Company's Bylaws. The Committee shall be comprised of not less than three non-employee Directors who are (i) independent (as defined by Section 10A(m)(3) of the Securities Exchange Act of 1934 and the regulations thereunder and the NYSE) and (ii) financially literate (as interpreted by the Board of Directors in its business judgment). Such Committee members may not simultaneously serve on the audit committee of more than three public companies. At least one member of the Committee shall have accounting or related financial management expertise and at least one member of the Committee shall be an "audit committee financial expert," as defined by the Securities and Exchange Commission ("SEC"). The audit committee financial expert must have: an understanding of GAAP and financial statements; experience in the (a) preparation, auditing, analyzing or evaluating of financial statements of generally comparable issuers and (b) application of such principles in connection with the accounting for estimates, accruals and reserves; an understanding of internal accounting controls and procedures for financial reporting; and an understanding of audit committee functions. The Committee may, if appropriate, delegate its authority to subcommittees.

Principal Responsibilities

The principal responsibilities of the Committee are: (i) to provide assistance to the Board of Directors in fulfilling its responsibility in matters relating to the accounting and reporting practices of the Company, the adequacy of the Company's internal controls and the quality and integrity of the financial statements of the Company; and (ii) to oversee the Company's compliance programs. The independent auditor is ultimately accountable to the Board of Directors and the Committee, as representatives of the Company's stockholders, and shall report directly to the Committee; and the Committee has the ultimate authority and direct responsibility to select, appoint, evaluate, compensate and oversee the work, and, if necessary, terminate and replace the independent auditor (subject, if applicable, to stockholder ratification). The Committee shall have authority to conduct or authorize investigations into any matters within its scope of responsibilities.

The Committee shall have the authority to engage independent counsel and other advisors, as the Committee deems necessary to carry out its duties. The Committee shall have the sole authority to approve the fees paid to any independent advisor retained by the Committee, and the Company shall provide funding for such payments. In addition, the Company must provide funding for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The Committee shall review the composition, expertise and availability of the Committee members on an annual basis. The Committee shall also perform a self-evaluation of the Committee and its activities on an annual basis.

The Committee shall meet in executive session at each regularly scheduled meeting, including separate, private meetings with the independent auditors, internal auditors, general counsel and compliance officer.

This Charter is intended to be flexible so that the Committee is able to meet changing conditions. The Committee is authorized to take such further actions as are consistent with the following described responsibilities and to perform such other actions as applicable law, the NYSE, the Company's charter documents and/or the Board of Directors may require. To that end, the Committee shall review and reassess the adequacy of this Charter annually. Any proposed changes shall be put before the Board of Directors for its approval.

With regard to its audit responsibilities, the Committee shall:

- Receive and review reports from the independent auditors pursuant to the Sarbanes-Oxley Act of 2002 and, on an annual basis, formal written reports from the independent auditors regarding the auditors' independence required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), giving consideration to the range of audit and non-audit services performed by them and all their relationships with the Company, as well as a report describing the (i) independent auditors' internal quality-control procedures; and (ii) material issues raised by the most recent internal quality-control review or peer review, of the independent auditors, or by any inquiry or investigation by governmental professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with such issues. Conduct an active discussion with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditors; and, select the independent auditors to be employed or discharged by the Company. Review competence of partners and managers of the independent auditors who lead the audit as well as possible rotation of the independent auditors. The Committee shall establish hiring policies for the Company of employees or former employees of the independent auditors in accordance with the NYSE recommendations as specified by the SEC and review and discuss with management and the independent auditors any proposals for hiring any key member of the independent auditors' team.

- Prior to commencement of the annual audit, review with management, the internal auditors and the independent auditors the proposed scope of the audit plan and fees, including the areas of business to be examined, the personnel to be assigned to the audit, the procedures to be followed, special areas to be investigated, as well as the program for integration of the independent and internal audit efforts.
- Review policies and procedures for the engagement of the independent auditors to provide audit and non-audit services, giving due consideration to whether the independent auditor's performance of non-audit services is compatible with the auditor's independence and review and pre-approve all audit and non-audit fees for such services, subject to the deminimus exception under the Sarbanes-Oxley Act. With the exception of the annual audit, the Committee may delegate to a member of the Committee the authority to pre-approve all audit and non-audit services with any such decision presented to the full Committee at the next scheduled meeting.
- Review with management and independent auditors the accounting and reporting policies and procedures that may be viewed as critical, any improvements, questions of choice and material changes in accounting policies and procedures, including interim accounting, as well as significant accounting, auditing and SEC pronouncements.
- Review with management and independent auditors the financial reporting and disclosure issues, including material correcting adjustments and off-balance sheet financings and relationships, if any, discuss significant judgment matters made in connection with the preparation of the Company's financial statements and ascertain that any significant disagreements among them have been satisfactorily resolved, and ascertain that no restrictions were placed by management on implementation of the independent or internal auditors' examinations. Regularly scheduled executive sessions will be held for this purpose.
- Review with management and the independent auditors the results of the annual audit prior to release of the audited financial statements in the Company's annual report on Form 10-K filed with the SEC, including a review of the MD&A section, quarterly financial statements prior to release in the Company's quarterly report on Form 10-Q filed with the SEC, including a review of the MD&A section, and have management review the Company's financial results with the Board of Directors prior to the release of earnings.
- Establish guidelines with respect to earnings press releases and financial information and earnings guidance provided to analysts and rating agencies. The Committee may request a prior review of any annual or quarterly earnings release or earnings guidance and delegate to the Chairman of the Committee the authority to review any such earnings releases and guidance.
- Review with the Board of Directors any issues that arise with respect to the quality or integrity of the Company's financial statements and reporting system, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's independent auditors or the performance of the internal audit function.
- Review guidelines and policies on risk assessment and risk management related to the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.
- Annually prepare a report to stockholders included in the Company's proxy statement (a) stating that the Committee has (i) reviewed and discussed the audited financial statements with management; (ii) discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61; (iii) received a formal written report from the independent auditors concerning the auditors' independence; and (iv) based upon the review and discussion of the audited financial statements with both management and the independent auditors, the Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the last fiscal year for filing with the SEC and (b) cause the Charter to be included periodically in the proxy statement as required by applicable rules.
- Review actions taken by management on the independent auditors and internal auditors' recommendations relating to organization, internal controls and operations.
- Meet separately and periodically with management, the internal auditors and the independent auditors to review the responsibilities, budget and staffing of the Company's internal audit function, the effectiveness of the Company's internal controls, including computerized information systems controls, and security. Review the Company's annual internal audit plan, staffing and budget, and receive regular reports on their activities, including significant findings and management's actions. Review annually the audit of the expenses of the Company's senior management.

- Review membership of Company's "Disclosure Control and Internal Control Committee" ("DCIC"), the DCIC's scheduled activities and the DCIC's report.
- Receive reports from the CEO and CFO on all significant deficiencies in the design or operation of certain internal controls and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls.
- Review reports, media coverage and similar public information provided to analysts and rating agencies, as the Committee deems appropriate.
- Establish formal procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, (ii) the confidential, anonymous submissions by Company employees of concerns regarding questionable accounting or auditing matters, and (iii) the protection of reporting employees from retaliation.
- The Committee shall annually review with the independent auditors any audit problems or difficulties and management's response. The Committee must regularly review with the independent auditor any difficulties the auditor encountered in the course of the audit work, including any restrictions on the scope of the independent auditors' activities or on access to requested information, and any significant disagreements with management. Among the items the Committee may want to review with the auditors are: any accounting adjustments that were noted or proposed by the auditor but were "passed" (as immaterial or otherwise); any communications between the audit team and the audit firm's national office respecting auditing or accounting issues presented by the engagement; and any "management" or "internal control" letter issued, or proposed to be issued, by the audit firm to the Company.

With regard to its compliance responsibilities, the Committee shall:

- Review the management's recommendation of and monitoring of compliance with the Company's Business Code of Conduct and Foreign Corrupt Practices Act policy.
- Review in conjunction with counsel (i) any legal matters that could have significant impact on the organization's financial statements; (ii) correspondence and material inquiries received from regulators or governmental agencies; and (iii) all matters relating to the ethics of this Company and its subsidiaries.
- Coordinate the Company's compliance with inquiries from any government officials concerning legal compliance in the areas covered by the Business Code of Conduct and the Foreign Corrupt Practices Act policy.
- Review the Company's compliance with its environmental policy on an annual basis.
- Respond to such other duties as may be assigned to the Committee, from time to time, by the Board of Directors.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles; these are the responsibilities of management and the independent auditor. Nor is it the duty of the Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditor or to assure compliance with laws and regulations or with Company policies.

Meetings

The Committee will meet at least five times per year as determined by the Board of Directors. Special meetings may be called, as needed, by the Chairman of the Board of Directors or the Chairman of the Committee. The Committee may create subcommittees who shall report to the Committee. In addition, the Committee will make itself available to the independent auditors and the internal auditors of the Company as requested. All meetings of the Committee will be held pursuant to the Bylaws of the Company with regard to notice and waiver thereof, and written minutes of each meeting will be duly filed in the Company records. Reports of meetings of the Committee shall be made to the Board of Directors at its next regularly scheduled meeting following the Committee meeting accompanied by any recommendations to the Board of Directors approved by the Committee.

ANNEX C

AUDIT/ETHICS COMMITTEE BAKER HUGHES INCORPORATED GUIDELINES FOR PRE-APPROVAL OF AUDIT AND NON-AUDIT FEES OF INDEPENDENT AUDITOR

Audit Fees

The independent auditor will submit to the Audit/Ethics Committee of the Board of Directors ("Committee") for pre-approval a worldwide engagement letter outlining the scope of the audit services proposed to be performed for the fiscal year together with an audit services fee proposal annually.

Non-Audit Fees

Management will submit to the Committee for pre-approval proposed projects annually for the upcoming year requesting specific pre-approval for all projects over $15,000 and general approval for all projects under $15,000 with the Committee informed of the particular services. The Company's independent auditor may be awarded any type of non-audit services not prohibited by law or regulations, including the Sarbanes-Oxley Act, which services may include but not be limited to: tax compliance, planning and tax audit assistance; limited situation projects related to the Company or employee statutory filings, requirements or applications; assignments related to financial statement and internal control risk assessments. The annual request must include a representation from management and the independent auditor as to whether, in their view, the request is consistent with the Securities and Exchange Commission's rules on auditor independence.

The Committee has delegated to the Chairman of the Committee the pre-approval requirement of non-audit fees for new projects that are identified after the annual pre-approval by the Committee. Projects with estimated fees of $15,000 and above arising subsequent to the annual Committee pre-approval will be presented to the Chairman of the Committee for approval prior to starting the project. New projects with estimated fees less than $15,000 not included in the annual pre-approval will also be presented to the Chairman of the Committee "in total," with a comparison to original approvals. The Chairman (and subsequently the Committee) will be informed of the particular services. All such decisions by the Chairman will be reported to the Committee at a scheduled meeting. The Committee does not delegate its responsibilities to pre-approve services performed by the independent auditor to management.

The Committee will be provided an interim update during the year. However, if there are deviations of ten percent or greater from the aggregate pre-approved amount, the Committee will receive an update at a scheduled meeting. Any proposed services exceeding pre-approved cost levels will require specific approval by the Committee.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-9397

Baker Hughes Incorporated

(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**76-0207995** (IRS Employer Identification No.)
3900 Essex Lane, Suite 1200, Houston, Texas (Address of Principal Executive Offices)	**77027-5177** (Zip Code)

Registrant's Telephone Number, Including Area Code: (713) 439-8600

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Stock, $1 Par Value Per Share	New York Stock Exchange Pacific Exchange SWX Swiss Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in the Exchange Act Rule 12b-2).
YES ☒ NO ☐

The aggregate market value of the voting and non-voting Common Stock held by non-affiliates as of the last business day of the registrant's most recently completed second fiscal quarter (based on the closing price on June 27, 2003 reported by the New York Stock Exchange) was approximately $10,762,427,000.

At March 3, 2004, the registrant has outstanding 332,602,611 shares of Common Stock, $1 par value per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Registrant's 2003 Proxy Statement for the Annual Meeting of Stockholders to be held April 28, 2004 are incorporated by reference into Part III of this Form 10–K.

BAKER HUGHES INCORPORATED

INDEX

PART I

ITEM 1. BUSINESS

Baker Hughes Incorporated ("Baker Hughes," "Company," "we," "our" or "us") is a Delaware corporation engaged in the oilfield services industry. Baker Hughes is a major supplier of wellbore-related products and technology services and systems to the oil and natural gas industry on a worldwide basis, including products and services for drilling, formation evaluation, completion and production of oil and natural gas wells. We conduct part or all of our operations through subsidiaries, affiliates, ventures, partnerships or alliances.

Baker Hughes was formed in April 1987 in connection with the combination of Baker International Corporation and Hughes Tool Company. We acquired Western Atlas Inc. in a merger completed on August 10, 1998.

As used herein, "Baker Hughes," "Company," "we," "our" and "us" may refer to Baker Hughes Incorporated or its subsidiaries. The use of these terms is not intended to connote any particular corporate status or relationships.

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are made available free of charge on our Internet website at www.bakerhughes.com as soon as reasonably practicable after these reports have been electronically filed with, or furnished to, the Securities and Exchange Commission (the "SEC").

We have adopted a Business Code of Conduct to provide guidance to our directors, officers and employees on matters of business conduct and ethics, including compliance standards and procedures. We have also required our principal executive officer, principal financial officer and principal accounting officer to sign a Code of Ethical Conduct Certification. Our Business Code of Conduct and Code of Ethical Conduct Certification are available on the Investor Relations section of our website at www.bakerhughes.com. We intend to promptly disclose on our website information about any waiver of these codes with respect to our executive officers and directors. Our Corporate Governance Guidelines and the charters of our Audit/Ethics Committee, Governance Committee, Finance Committee, Executive Committee and Compensation Committee also are available on the Investor Relations section of our website at www.bakerhughes.com. In addition, a copy of our Business Code of Conduct, Code of Ethical Conduct Certification, Corporate Governance Guidelines and the charters of the Committees referenced above are available in print at no cost to any stockholder who requests them by writing or telephoning us at the following address or telephone number:

Baker Hughes Incorporated
3900 Essex Lane, Suite 1200
Houston, TX 77027
Attention: Investor Relations
Telephone: (713) 439-8039

Information contained on or connected to our website is not incorporated by reference into this annual report on Form 10-K and should not be considered part of this report or any other filing that we make with the SEC.

We have six operating divisions – Baker Atlas, Baker Oil Tools, Baker Petrolite, Centrilift, Hughes Christensen and INTEQ – that have been aggregated to comprise the Oilfield segment because they have similar economic characteristics and because the long-term financial performance of these divisions is affected by similar economic conditions. These operating divisions manufacture and sell products and provide services used in the oil and natural gas industry, including drilling, completion, production of oil and natural gas wells and in reservoir measurement and evaluation. The principal markets include all major oil and natural gas producing regions of the world, including North America, South America, Europe, Africa, the Middle East and the Far East. The Oilfield segment also includes our 30% interest in WesternGeco, a seismic venture between the Company and Schlumberger Limited ("Schlumberger"), as well as other similar businesses.

For additional industry segment information for the three years ended December 31, 2003, see Note 13 of the Notes to Consolidated Financial Statements in Item 8 herein.

Baker Atlas

Baker Atlas is a leading provider of formation evaluation and perforating services for oil and natural gas wells.

Formation Evaluation. Formation evaluation involves measuring and analyzing specific physical properties of the rock (petrophysical properties) in the immediate vicinity of a wellbore to determine an oil or natural gas reservoir's boundaries, volume of hydrocarbons and ability to produce fluids to the surface. Electronic sensor instrumentation is run through the wellbore to measure porosity and density (how much open space there is in the rock), permeability (how well connected the spaces in the rock are) and resistivity (is there oil, natural gas or water in the spaces). At the surface, measurements are recorded digitally and can be displayed on a continuous graph, or "well log," which shows how each parameter varies along the length of the wellbore. Formation evaluation tools can also be used to record formation pressures and take samples of formation fluids to be further evaluated on the surface.

Formation evaluation instrumentation can be run in the well in several ways and at different times over the life of the well. The two most common methods of data collection are wireline logging (performed by Baker Atlas) and logging-while-drilling ("LWD") (performed by INTEQ). Wireline logging is conducted by pulling or pushing instruments through the wellbore after it is drilled, while LWD instruments are attached to the drill string and take measurements while the well is drilled. Wireline logging measurements can be made before the well's protective steel casing is set (open hole logging), after casing has been set (cased hole logging) or during production (production logging).

Perforating Services. Baker Atlas (and Baker Oil Tools) also provide perforating services, which involve puncturing a well's steel casing and cement sheath with explosive charges. This creates a fracture in the formation and provides a path for hydrocarbons in the formation to enter the wellbore and be produced.

Baker Atlas' services allow oil and natural gas companies to define, manage and reduce their exploration and production risk. As such, the main driver of customer purchasing decisions is the value added by formation evaluation and perforating services. Specific opportunities for competitive differentiation include:

- data acquisition efficiency,
- the sophistication and accuracy of measurements and
- the ability to interpret the information gathered to quantify the hydrocarbons producible from the formation.

Baker Atlas' primary formation evaluation and perforating competitors are Schlumberger, Halliburton Company ("Halliburton") and Precision Drilling Corporation.

Key business drivers for Baker Atlas include the number of drilling and workover rigs operating as well as the current and expected future price of both oil and natural gas.

Baker Oil Tools

Baker Oil Tools is a leading provider of downhole completion, workover and fishing equipment and services.

Completions. The economic success of a well depends in large part on how the well is completed. Completions are the equipment installed in a well after it is drilled to allow the efficient and safe production of oil and natural gas to the surface. Baker Oil Tools' completion systems are matched to the formation and reservoir for optimum production and can employ a variety of products and services including:

- Liner hangers, which suspend a section of steel casing (also called a liner) inside the bottom of the previous section of casing. Its expandable slips grip the inside of the casing and support the weight of the liner below.
- Packers, which seal the annular space between the steel production tubing and the casing. These tools control the flow of fluids in the well and protect the casing above from reservoir pressures and corrosive formation fluids.
- Flow control equipment, which controls and adjusts the flow of downhole fluids. Typical flow control devices include sliding sleeves, which can be opened or closed to allow or limit production from a particular portion of a reservoir. Flow control can be accomplished from the surface via wireline or downhole via hydraulic or electric motor-based automated systems.
- Subsurface safety valves, which shut off all flow of fluids to the surface in the event of an emergency, thus saving the well and preventing pollution of the environment. These valves are required in substantially all offshore wells.
- Sand control equipment, which includes gravel pack tools, sand screens and fracturing fluids. These tools and related services are used in loosely consolidated formations to prevent the production of formation sand with the hydrocarbons.
- Advanced completion technologies, which include multilateral systems, intelligent well systems and expandable metal technologies. Multilateral completion systems enable production from more than one zone in a conventional vertical well, from multiple lateral zones, or even from multiple reservoirs in a field. Intelligent Completions® use real-time, remotely operated downhole systems to control the flow of hydrocarbons from one or more zones. Expandable metal technology involves the permanent downhole expansion of a variety of tubular products used in drilling, completion and well remediation applications.

Workovers. Workover products and services seek to improve, maintain or restore economical production from an already producing well. In this area, Baker Oil Tools provides service tools and inflatable products to repair and stimulate new and existing wells. Service tools function as surface-activated, downhole sealing and anchoring devices to isolate a portion of the wellbore. Service tool applications range from treating and cleaning to testing components from the wellhead to the perforations. Service tools also refer to tools and systems that are used for temporary or permanent well abandonment. An inflatable packer expands to set in pipe that is much larger than the outside diameter of the packer itself, so it can run through a restriction in the well and then set in the larger diameter below. Inflatable packers can also set in "open hole," versus conventional tools, which can only be set inside casing. Thru-tubing inflatables enable remedial operations in live wells. This results in cost savings as rig requirements are lower and workovers can occur without having to remove the completion, which can be very costly.

Fishing. Baker Oil Tools is a leading provider of specialized fishing services and equipment that are used to locate, dislodge and retrieve damaged or stuck pipe, tools or other objects from inside the wellbore, often thousands of feet below the surface. Other fishing services include cleaning wellbores and milling windows in the casing to drill a "sidetrack" or multilateral well.

The main drivers of customer purchasing decisions in completions, workovers and fishing are superior wellsite service execution and value-adding technologies that improve production rates, protect the reservoir from damage and reduce cost. Specific opportunities for competitive differentiation include:

- the engineering and manufacturing of superior quality products,
- reduced well construction costs,
- enhanced production and ultimate recovery,
- minimized risks and
- reliable performance over the life of the well – particularly in harsh environments and critical wells.

Baker Oil Tools' primary competitors in completions are Halliburton, Schlumberger, Weatherford International Ltd. ("Weatherford") and BJ Services Company and in workovers, its primary competitors are Halliburton, Schlumberger and Weatherford. Its major competitors in fishing are Smith International, Inc. ("Smith") and Weatherford.

Key business drivers for Baker Oil Tools include the number of drilling and workover rigs operating as well as the current and expected future price of both oil and natural gas.

Baker Petrolite

Baker Petrolite is a leading provider of specialty chemicals to a number of industries, primarily oil and natural gas production, but also including refining, pipeline transportation, petrochemical, agricultural and iron and steel manufacturing. Additionally, Baker Petrolite provides polymer-based products to a broad range of industrial and consumer markets.

Baker Petrolite provides oilfield chemical programs for drilling, well stimulation, production, pipeline transportation and maintenance programs. The division's products provide measurable productivity increases, operating and maintenance cost reductions and solutions to environmental problems. Examples of specialty oilfield chemical programs include:

- **Hydrate inhibitors –** Natural gas hydrates are solid ice-like crystals that can form in production flowlines and tubing, causing shutdowns and system maintenance. Especially susceptible to hydrates are subsea wells and flowlines, particularly in deepwater environments.
- **Paraffin inhibitors –** The liquid hydrocarbons produced from many oil and natural gas reservoirs become unstable soon after leaving the formation. Changing conditions, including decreases in temperature and pressure, can cause certain solid hydrocarbons in the produced fluids to crystallize and deposit on the walls of the well's tubing, flow lines and surface equipment. These deposits are commonly referred to as paraffin. Baker Petrolite offers solvents that remove the deposits, as well as inhibitors that prevent new deposits from forming.
- **Scale inhibitors –** Unlike paraffin deposits that originate from organic material in the produced hydrocarbons, scale deposits come from mineral-based contaminants in water that are produced from the formation as the water undergoes changes in temperature or pressure. Similar to paraffin, scale deposits can clog the production system. Treatments prevent and remove deposits in production systems.
- **Corrosion inhibitors –** Another problem caused by water mixed with downhole hydrocarbons is corrosion of the well's tubulars and other production equipment. Corrosion can also be caused by dissolved hydrogen sulfide ("H_2S") gas which reacts with iron in tubulars, valves and other system equipment. The H_2S eats away at the iron source, potentially causing failures and leaks. Additionally, the reaction creates iron sulfide which can impair treating systems and cause blockages. Baker Petrolite offers a variety of corrosion inhibitors and H_2S scavengers.
- **Emulsion breakers –** While water and oil typically do not mix, water present in the reservoir and co-produced with oil can often become emulsified, or mixed, causing many problems for oil and natural gas producers. Baker Petrolite offers emulsion breakers which allow the water component of the emulsion to be separated from the oil.

For the refining industry, Baker Petrolite offers various process and water treatment programs, as well as finished fuel additives. Examples include programs to remove salt from crude oil and environmentally friendly cleaners that decontaminate refinery equipment and petrochemical vessels at a lower cost than other methods.

Through its Pipeline Management Group ("PMG"), Baker Petrolite also offers a variety of products and services for the pipeline transportation industry. To improve efficiency, Baker Petrolite offers custom turnkey cleaning programs that combine chemical treatments with brush and scraper usage. Efficiency can also be improved by adding polymer-based drag reduction agents to reduce the slowing effects of friction between the pipeline walls and the fluids within, thus increasing throughput and pipeline capacity. Additional services allow pipelines to operate more safely. These include inspection and internal corrosion assessment technologies, which physically confirm the structural integrity of the pipeline. In addition, PMG's flow-modeling capabilities can identify high-risk segments of a pipeline to ensure proper mitigation programs are in place.

Baker Petrolite also provides chemical technology solutions to other industrial markets throughout the world including petrochemicals, fuel additives, plastics, imaging, adhesives, steel and crop protection.

The main driver of customer purchasing decisions in specialty chemicals is superior application of technology and service delivery. Opportunities for competitive differentiation based on chemical system performance include:

- improved levels of production or throughput,
- reduced maintenance costs and frequency,
- lower treatment costs,
- lower treatment intervals and
- successful resolution of environmental issues.

Baker Petrolite's primary competitors are GE Water Technologies, Nalco Company and Champion Servo.

Key business drivers for Baker Petrolite include oil and natural gas production levels as well as the current and expected future price of both oil and natural gas.

Centrilift

Centrilift is a leading manufacturer and supplier of electrical submersible pump systems ("ESPs") and progressing cavity pump systems ("PCPs").

Electrical Submersible Pump Systems. ESPs lift high quantities of oil or oil and water from wells that do not flow under their own pressure. These "artificial lift" systems consist of a centrifugal pump and electric motor installed in the wellbore, armored electric cabling to provide power to the downhole motor and a surface controller. Centrilift designs, manufactures, markets and installs all the components of ESP systems and also offers modeling software to size ESPs and simulate operating performance. ESPs may be used in onshore or offshore applications and are primarily used in mature oil producing reservoirs.

Progressing Cavity Pump Systems. PCPs are a form of artificial lift comprised of a downhole progressing cavity pump powered by either a downhole electric motor or a rod turned by a motor on the surface. PCP systems are preferred when the fluid to be lifted is viscous or when the volume is significantly less than could be economically lifted with an ESP system.

Opportunities for competitive differentiation for both ESP and PCP systems include:

- system reliability,
- system run-life,
- operating efficiency and
- service delivery.

Centrilift's primary competitors in the ESP market are Schlumberger and John Wood Group PLC and in the PCP market are Weatherford and Robbins & Myers, Inc.

Key business drivers for Centrilift include oil production levels as well as the current and expected future oil prices.

Hughes Christensen

Hughes Christensen is a leading manufacturer and supplier of drill bit products, primarily Tricone® roller cone bits and fixed polycrystalline diamond compact ("PDC") cutter bits, to the worldwide oil and natural gas, mining and geothermal industries. The primary objective of drill bits is to create a hole as efficiently as possible.

Tricone® Bits. Tricone® drill bits employ either hardened steel teeth or tungsten carbide insert cutting structures mounted on three rotating cones. These bits work by crushing and shearing the formation rock as they are turned. Tricone® drill bits have a wide application range.

PDC Bits. PDC (also known as "Diamond") bits use fixed position cutters that shear the formation rock with a milling action as they are turned. In many softer and less variable applications, PDC bits offer higher penetration rates and longer life than Tricone® bits. A rental market is developing for PDC bits as improvements in bit life and bit repairs allow a bit to be used to drill multiple wells.

The main driver of customer purchasing decisions in drill bits is the value added, usually measured in terms of savings in total operating costs per distance drilled. Specific opportunities for competitive differentiation include:

- improving the rate of penetration,
- extending bit life and
- selecting the optimal bit for each section to be drilled.

Hughes Christensen's primary competitors in the oil and natural gas drill bit market are Smith, Halliburton and Grant Prideco, Inc. and in the mining and geothermal bit markets are Sandvik Smith AB and Varel International, Inc.

Key business drivers for Hughes Christensen include the number of drilling rigs operating as well as the current and expected future price of both oil and natural gas.

INTEQ

INTEQ is a leading supplier of drilling and evaluation services, which include directional drilling, measurement-while-drilling ("MWD") and LWD services. In addition, INTEQ is a major supplier of drilling fluids.

Directional Drilling. Directional drilling services are used to guide a well along a predetermined path to optimally recover hydrocarbons from the reservoir. These services are used to accurately drill vertical wells, deviated or directional wells (which deviate from vertical by a planned angle and direction), horizontal wells (which are sections of wells drilled perpendicular or nearly perpendicular to vertical) and extended reach wells.

INTEQ is a leading supplier of both conventional and rotary based directional drilling systems. Conventional directional drilling systems employ a downhole motor which turns the drill bit independently of drill string rotation from the surface. Placed just above the bit, a steerable motor assembly has a bend in its housing that is oriented to steer the well's course. During the "rotary" mode, the entire drill string is rotated from the surface, negating the effect of this bend and causing the bit to drill on a straight course. During the "sliding" mode, drill string rotation is stopped and a "mud" motor (which converts hydraulic energy from the drilling fluids being pumped through the drill string into rotational energy at the bit) allows the bit to drill in the direction that it is oriented due to its angled housing, gradually guiding the wellbore through an arc.

INTEQ was a pioneer and is a leader in the development and use of rotary steerable technology. In rotary steerable environments, the entire drill string is turned from the surface to supply energy to the bit. Unlike conventional systems, INTEQ's AutoTrak® rotary steerable system changes the trajectory of the well using three pads that push against the wellbore from a non-rotating sleeve.

Measurement-While-Drilling. Directional drilling systems need real-time measurements of the location and orientation of the bottom hole assembly to operate effectively. INTEQ's MWD systems are downhole tools that provide this directional information, which is necessary to adjust the drilling process and guide the wellbore to a specific target. The AutoTrak® rotary steerable system has these MWD systems built in, allowing the tool to automatically alter its course based on a planned trajectory.

Logging-While-Drilling. LWD is a variation of MWD in which the LWD tool gathers information on the petrophysical properties of the rocks through which the wellbore is being drilled. Many LWD measurements are the same as those taken via wireline; however, taking them in real-time often allows for greater accuracy as measurements occur before any damage has been sustained by the reservoir as a result of the drilling process. Real-time measurements also allow "geo-steering" where geological markers identified by LWD tools are used to guide the bit and assure placement of the wellbore in the optimal location.

In both MWD and LWD systems, communication with the tool is achieved through mud-pulse telemetry, which uses pulse signals (pressure changes in the drilling fluid traveling through the drill string) to communicate the operating conditions and location of the bottom hole assembly to the surface. The information transmitted is used to maximize the efficiency of the drilling process, update and refine the reservoir model and steer the well into the optimal location in the reservoir.

The main drivers of customer purchasing decisions in these areas are the value added by technology and the reliability and durability of the tools used in these operations. Specific opportunities for competitive differentiation include:

- the sophistication and accuracy of measurements,
- the efficiency of the drilling process,
- equipment reliability,
- the optimal placement of the wellbore in the reservoir and
- the quality of the wellbore.

Drilling and Completion Fluids. INTEQ is also a major provider of drilling fluids (also called "mud") and completion fluids (also called "brines"). Drilling fluid is an important component of the drilling process. It is pumped from the surface through the drill string, exiting nozzles in the drill bit and traveling back up the wellbore where it is recycled. This process cleans the bottom of the well by transporting the cuttings to the surface while also cooling and lubricating the bit and drill string. Drilling fluids typically contain barite or bentonite to give them weight which allows the fluid to hold the wellbore open and stabilize it. Additionally, the fluid controls downhole pressures and seals porous sections of the wellbore. To insure maximum efficiency and wellbore stability, drilling fluid is often customized by the wellsite engineer. For drilling through the reservoir itself, INTEQ's drill-in or completion fluids possess properties that minimize formation damage.

As part of INTEQ's mud logging services, engineers monitor the interaction between the drilling fluid and the formation, perform laboratory analysis of drilling fluids and examinations of the drill cuttings to detect the presence of hydrocarbons and identify the different geological layers penetrated by the drill bit.

INTEQ also provides equipment and services to separate the drill cuttings from the drilling fluids and re-inject the processed cuttings into a specially prepared well, or transport and dispose of the cuttings by other means.

In fluids, the main driver of customer purchasing decisions is cost efficiency. Performance-based opportunities for competitive differentiation include:

- improvements in drilling efficiency,
- minimizing formation damage and
- the environmentally safe handling and disposal of drilling fluids and cuttings.

INTEQ's primary competitors in drilling and evaluation services are Halliburton and Schlumberger and in drilling and completion fluids are Halliburton and M-I, LLC.

Key business drivers for INTEQ include the number of drilling rigs operating as well as the current and expected future price of both oil and natural gas.

WesternGeco

WesternGeco is a provider of seismic data acquisition and processing services to assist oil and natural gas companies in evaluating the producing potential of sedimentary basins and in locating productive hydrocarbon zones. Seismic data is acquired by producing sound waves which move down through the earth and are recorded by audio instruments. The recordings are then analyzed to determine the characteristics of the geologic formations through which the sound waves moved and the extent that oil and natural gas may be trapped in or moving through those formations. This analysis is known as a seismic survey. WesternGeco maintains a library of such seismic surveys.

WesternGeco conducts seismic surveys on land and, with its marine seismic fleet, in deep water and across shallow-water transition zones worldwide. These seismic surveys encompass high-resolution, two-dimensional and three-dimensional surveys for delineating exploration targets. WesternGeco also conducts time-lapse, four-dimensional seismic surveys for monitoring reservoir fluid movement over time. Seismic information can reduce field development and production costs by reducing turnaround time, lowering drilling risks and minimizing the number of wells necessary to explore and develop reservoirs. WesternGeco's major competitors in providing these services are Compagnie Generale de Geophysique, Veritas DGC, Inc. and Petroleum Geo-Services ASA.

Marketing, Competition and Economic Conditions

We market our products and services on a product line basis primarily through our own sales organizations, although certain of our products and services are marketed through supply stores, independent distributors or sales representatives. We ordinarily provide technical and advisory services to assist in our customers' use of our products and services. Stock points and service centers for our products and services are located in areas of drilling and production activity throughout the world. In certain areas outside the United States, we utilize licensees, sales representatives, agents and distributors.

Our products and services are sold in highly competitive markets, and revenues and earnings can be affected by changes in competitive prices, fluctuations in the level of drilling, workover and completion activity in major markets, general economic conditions, foreign exchange fluctuations and governmental regulation. We compete with the oil and natural gas industry's largest diversified oilfield services providers, as well as many small companies. We believe that the principal competitive factors in our industries are product and service quality; availability and reliability; health, safety and environmental standards; technical proficiency and price.

Further information is contained in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

International Operations

We operate in over 80 countries worldwide, and our operations are subject to the risks inherent in doing business in multiple countries with various laws and differing political environments. These risks include, but are not limited to, war, boycotts, political and economic changes, corruption, terrorism, expropriation, foreign currency controls, taxes and changes in currency exchange rates. Although it is impossible to predict the likelihood of such occurrences or their effect on the Company, division and corporate management evaluate these risks periodically and take appropriate actions to mitigate the risks where possible. However, there can be no assurance that an occurrence of any one or more of these events would not have a material adverse effect on our operations.

Further information is contained in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Research and Development; Patents

We are engaged in research and development activities directed primarily toward the improvement of existing products and services, the design of specialized products to meet specific customer needs and the development of new products, processes and services. For information regarding the amounts of research and development expense in each of the three years in the period ended December 31, 2003, see Note 17 of the Notes to Consolidated Financial Statements in Item 8 herein.

We have followed a policy of seeking patent and trademark protection both inside and outside the United States for products and methods that appear to have commercial significance. We believe our patents and trademarks to be adequate for the conduct of our business, and aggressively pursue protection of our patents against patent infringement worldwide. While we regard patent and trademark protection as important to our business and future prospects, we consider our established reputation, the reliability and quality of our products and the technical skills of our personnel to be more important. No single patent or trademark is considered to be of a critical nature to our business.

Raw Materials

We purchase various raw materials for use in manufacturing our products. The principal raw materials we purchase are steel alloys (including chromium and nickel), titanium, beryllium, copper, tungsten carbide, synthetic and natural diamonds, printed circuit boards and other electronic components and hydrocarbon based chemical feed stocks. All of these materials are available from numerous sources. We have not experienced any significant shortages of raw materials and normally do not carry inventories of such raw materials in excess of those reasonably required to meet our production schedules. We do not expect any interruptions in supply, but there can be no assurance that there will be no price or supply issues over the long term.

Other Developments

In December 2002, we entered into exclusive negotiations for the sale of our interest in our oil producing operations in West Africa for $32.0 million in proceeds. The transaction was effective as of January 1, 2003, and resulted in a gain on sale of $4.1 million, net of a tax benefit of $0.2 million, recorded in the first quarter of 2003. We received $10.0 million as a deposit in 2002 and the remaining $22.0 million in April 2003.

In the third quarter of 2003, our Board of Directors approved and management initiated a plan to sell BIRD, the remaining operating division of our former Process segment. In October 2003, we entered into a definitive agreement for the sale of BIRD. Accordingly, we classified BIRD as a discontinued operation and recorded charges totaling $37.4 million, net of tax of $10.9 million, which consisted of a loss of $13.5 million on the write-down of BIRD to fair value, $6.2 million of severance and warranty accruals and a loss of $17.7 million related to the recognition of cumulative foreign currency translation adjustments into earnings. The sale closed in January 2004, and we received proceeds of $5.6 million, which is subject to adjustment pending final completion of the purchase price. We retained certain accounts receivable, inventories and other assets.

In February 2004, we completed the sale of our minority interest in Petreco International and received proceeds of $35.8 million, of which $7.4 million is held in escrow pending the outcome of potential indemnification obligations pursuant to the sales agreement. We do not believe the transaction is material to our financial condition or results of operations.

Employees

At December 31, 2003, we had approximately 26,650 employees, as compared with approximately 26,500 employees at December 31, 2002. Approximately 2,400 of these employees are represented under collective bargaining agreements or similar-type labor arrangements, of which the majority are outside the U.S. Based upon the geographic diversification of these employees, we believe any risk of loss from employee strikes or other collective actions would not be material to the conduct of our operations taken as a whole. We believe that our relations with our employees are good.

Executive Officers

The following table shows as of March 3, 2004, the name of each of our executive officers, together with his age and all offices presently held.

Name **Age**

Michael E. Wiley 53

Chairman of the Board and Chief Executive Officer of the Company since August 2000. Also served as President of the Company from August 2000 to February 2004. Employed by Atlantic Richfield Company as President and Chief Operating Officer from 1998 to 2000 and as Executive Vice President from 1997 to 1998. Employed by Vastar Resources, Inc. as President and Chief Executive Officer from 1994 to 1997 and served as Chairman of the Board from 1997 to 2000. Employed by the Company in 2000.

James R. Clark 53

President and Chief Operating Officer of the Company since February 2004. Vice President, Marketing and Technology of the Company from August 2003 to February 2004. Vice President of the Company and President of Baker Petrolite Corporation from 2001 to 2003. President and Chief Executive Officer of Consolidated Equipment Companies, Inc. from 2000 to 2001 and President of Sperry-Sun from 1996 to 1999. Employed by the Company in 2001.

G. Stephen Finley 53

Senior Vice President – Finance and Administration and Chief Financial Officer of the Company since 1999. Employed as Senior Vice President and Chief Administrative Officer of the Company from 1995 to 1999, Controller from 1987 to 1993 and Vice President from 1990 to 1995. Served as Chief Financial Officer of Baker Hughes Oilfield Operations from 1993 to 1995. Employed by the Company in 1982.

Alan R. Crain, Jr. 52

Vice President and General Counsel of the Company since October 2000. Executive Vice President, General Counsel and Secretary of Crown, Cork & Seal Company, Inc. from 1999 to 2000. Vice President and General Counsel, 1996 to 1999, and Assistant General Counsel, 1988 to 1996, of Union Texas Petroleum Holding, Inc. Employed by the Company in 2000.

Greg Nakanishi 52

Vice President, Human Resources of the Company since November 2000. Employed as President of GN Resources from 1989 to 2000. Employed by the Company in 2000.

Alan J. Keifer 49

Vice President and Controller of the Company since July 1999. Employed as Western Hemisphere Controller of Baker Oil Tools from 1997 to 1999 and Director of Corporate Audit for the Company from 1990 to 1996. Employed by the Company in 1990.

Ray A. Ballantyne 54

Vice President of the Company since 1998 and President, INTEQ since 1999. Employed as Vice President, Marketing, Technology and Business Development, of the Company from 1998 to 1999; Vice President, Worldwide Marketing, of Baker Oil Tools from 1992 to 1998 and Vice President, International Operations, of Baker Service Tools, from 1989 to 1992. Employed by the Company in 1975.

David H. Barr 54

Vice President of the Company and President of Baker Atlas since 2000. Employed as Vice President, Supply Chain Management, of Cooper Cameron from 1999 to 2000. Mr. Barr also held the following positions with the Company: Vice President, Business Process Development, from 1997 to 1998 and the following positions with Hughes Tool Company/Hughes Christensen: Vice President, Production and Technology, from 1994 to 1997; Vice President, Diamond Products, from 1993 to 1994; Vice President, Eastern Hemisphere Operations, from 1990 to 1993 and Vice President, North American Operations, from 1988 to 1990. Employed by the Company in 1972.

Trevor M. Burgess 49

Vice President of the Company since 1999, and President Hughes Christensen since 2003. Employed as Vice President, Marketing and Technology from 2000 to 2003 and Vice President, Sales for the Company from 1999 to 2000. Served as Vice President Marketing, Camco International in 1999; Vice President Marketing, Schlumberger Oilfield Services from 1998 to 1999; Vice President Business Development, Wireline and Testing, Schlumberger from 1997 to 1998. Mr. Burgess served as Marketing Manager, Wireline and Testing, Schlumberger from 1996 to 1997 and Vice President, Marketing, Anadrill from 1990 to 1996. He also served in various other positions at Schlumberger from 1979 to 1990. Employed by the Company in 1999.

William P. Faubel *48*

Vice President of the Company and President of Centrilift since 2001. Vice President, Marketing, of Hughes Christensen from 1994 to 2001 and served as Region Manager for various Hughes Christensen areas (both domestic and international) from 1986 to 1994. Employed by the Company in 1977.

Edwin C. Howell *56*

Vice President of the Company since 1995 and President of Baker Petrolite Corporation since 2003. President of Baker Oil Tools from 1992 to 2003. Employed as President of Baker Service Tools from 1989 to 1992 and Vice President – General Manager of Baker Performance Chemicals (the predecessor of Baker Petrolite) from 1984 to 1989. Employed by the Company in 1975.

Douglas J. Wall *51*

Vice President of the Company and President of Baker Oil Tools since 2003. President of Hughes Christensen from 1997 to 2003. Served as President and Chief Executive Officer of Western Rock Bit Company Limited, Hughes Christensen's former distributor in Canada, from 1991 to 1997. Previously employed as General Manager of Century Valve Company from 1989 to 1991 and Vice President, Contracts and Marketing, of Adeco Drilling & Engineering from 1980 to 1989. Employed by the Company in 1997.

There are no family relationships among our executive officers.

Environmental Matters

Our past and present operations include activities which are subject to domestic (including U. S. federal, state and local) and international regulations with regard to air and water quality and other environmental matters. We believe we are in substantial compliance with these regulations. Regulation in this area continues to evolve and changes in standards of enforcement of existing regulations, as well as the enactment and enforcement of new legislation, may require us and our customers to modify, supplement or replace equipment or facilities or to change or discontinue present methods of operation. We are committed to the health and safety of people, protection of the environment and compliance with laws, regulations and our policies.

We are involved in voluntary remediation projects at some of our present and former manufacturing facilities, the majority of which relate to properties obtained in acquisitions or to sites we no longer actively use in operations. Remediation costs are accrued based on estimates of known environmental remediation exposure using currently available facts, existing environmental permits and technology and presently enacted laws and regulations. For sites where we are primarily responsible for the remediation, our estimates of costs are developed based on internal evaluations and are not discounted. Such accruals are recorded when it is probable that we will be obligated to pay amounts for environmental site evaluation, remediation or related costs, and such amounts can be reasonably estimated. If the obligation can only be estimated within a range, we accrue the minimum amount in the range. Such accruals are recorded even if significant uncertainties exist over the ultimate cost of the remediation. Ongoing environmental compliance costs, such as obtaining environmental permits, installation of pollution control equipment and waste disposal, are expensed as incurred.

The Comprehensive Environmental Response, Compensation and Liability Act (known as "Superfund" or "CERCLA") imposes liability for the release of a "hazardous substance" into the environment. Superfund liability is imposed without regard to fault and even if the waste disposal was in compliance with the then current laws and regulations. We have been identified as a potentially responsible party ("PRP") in remedial activities related to various Superfund sites, and we accrue our share of the estimated remediation costs of the site based on the ratio of the estimated volume of waste contributed to the site by us to the total volume of waste at the site. With the joint and several liability imposed under Superfund, a PRP may be required to pay more than its proportional share of such costs.

During the year ended December 31, 2003, we spent approximately $21.8 million to comply with domestic and international standards regulating the discharge of materials into the environment or otherwise relating to the protection of the environment (collectively, "Environmental Regulations"). In 2004, we expect to spend approximately $24.0 million to comply with Environmental Regulations. Based upon current information, we believe that our compliance with Environmental Regulations will not have a material adverse effect upon our capital expenditures, earnings or competitive position because we have either made adequate reserves for those compliance expenditures or the cost to us for that compliance is not expected to be material to our financial condition or results of operations.

During the year ended December 31, 2003, we incurred approximately $3.6 million in capital expenditures for environmental control equipment and we estimate that we will incur approximately $4.0 million during 2004. We believe that these capital expenditures for environmental control equipment will not have a material adverse effect upon our financial condition or results of operations because the aggregate amount of these expenditures is not expected to be material.

We and several of our subsidiaries and divisions have been identified as PRPs at various sites discussed below. The United States Environmental Protection Agency (the "EPA") and appropriate state agencies are supervising investigative and cleanup activities at these sites. For the sites detailed below, we estimate remediation costs of approximately $6.1 million, of which we had spent $1.8 million as of December 31, 2003. When used in the descriptions of the sites below, the word *de minimis* means less than a 1% contribution rate.

(a) Baker Petrolite, Hughes Christensen, an INTEQ predecessor entity, Baker Oil Tools and a former subsidiary were named in April 1984 as PRPs at the Sheridan Superfund Site located in Hempstead, Texas. The Texas Commission on Environmental Quality ("TCEQ") is overseeing the remedial work at this site. The Sheridan Site Trust was formed to manage the site remediation, and we participate as a member. Sheridan Site Trust officials estimate the total remedial and administrative costs to be approximately $30 million, of which our estimated contribution is approximately 1.8%.

(b) In December 1987, one of our former subsidiaries was named a respondent in an EPA Administrative Order for Remedial Design and Remedial Action associated with the Middlefield-Ellis-Whisman (known as "MEW") Study Area, an eight square mile soil and groundwater contamination site located in Mountain View, California. Several PRPs for the site have estimated the total cost of remediation to be approximately $80 million. As a result of our environmental investigations and a resulting report delivered to the EPA in September 1991, the EPA has informed us that no further work needs to be performed on the site, and further, the EPA has indicated that it does not believe there is a contaminant source on the property. We are in settlement negotiations with the other PRPs. It is expected to settle in 2004. The settlement is not expected to be material.

(c) In 1997, Baker Hughes and Prudential Insurance Company ("Prudential") entered into a settlement agreement regarding cost recovery for the San Fernando Valley – Glendale Superfund. A Baker Hughes predecessor operated on the Prudential property in Glendale. Prudential was identified as a PRP for the Glendale Superfund. Prudential instituted legal proceedings against us for cost recovery under CERCLA. Without any admission of liability, we agreed to pay 40% of the cost, which is limited to $260,000 under our agreement with Prudential, attributed to the cleanup of the site. The first phase of groundwater investigation and the interim remedy have been presented to the EPA.

(d) In June 1999, the EPA named a Hughes Christensen predecessor as a PRP at the Li Tungsten Site in Glen Cove, New York. We believe we have contributed a *de minimis* amount of hazardous substance to the site and have responded to the EPA's inquiry. The Department of Defense, a major PRP, is attempting to settle with the City of Glen Cove separately from the rest of the PRP group. The PRP group led by the former site operator, Teledyne, is commenting on this settlement. The cleanup for the site is estimated at $40 million.

(e) In January 1999, Baker Oil Tools, Baker Petrolite and predecessor entities of Baker Petrolite were named as PRPs by the State of California's Department of Toxic Substances Control for the Gibson site in Bakersfield, California. The cost estimate for remediation of the site is approximately $14 million. The combined volume that our companies contributed to the site is estimated to be less than 0.5%.

(f) In 2001, a Hughes Christensen predecessor, Baker Oil Tools, INTEQ and one of our former subsidiaries were named as PRPs in the Force Road State Superfund Site located in Brazoria County, Texas. The TCEQ is overseeing the investigation and remediation at the Force Road State Site. Although the investigation of the site is incomplete, preliminary cost estimates for the closure of the site are approximately $3 million. We estimate our total contribution to be in the range of 55% to 60% of that cost.

(g) In 2002, Baker Petrolite predecessors, Hughes Christensen predecessors and two of our former subsidiaries, Lynes, Inc. and Baker Tubular Services, were identified as PRPs for the Malone site located on Campbell Bayou Road in Texas City, Texas. The EPA is overseeing the investigation and remediation of the Malone site. The EPA has engaged in some emergency removal actions at the site. A PRP group has been formed and is evaluating the next steps for the site. Although the investigation has not been completed, the initial estimate for cleanup at the Malone site is $82 million. Our total contribution is estimated at approximately 1.7%.

(h) In January 2003, Western Atlas International, Inc., its predecessor companies and Baker Hughes Oilfield Operations, Inc. were identified as PRPs in the Gulf Nuclear Superfund site in Odessa, Texas. The EPA conducted an emergency removal from the site in 2000. The EPA has estimated total investigation and cleanup costs to be $24 million. At this time, there is insufficient information to estimate our potential contribution to the investigation and cleanup costs at this site.

(i) In September 2003, the Company was identified as a *de minimis* PRP by the EPA for the Operating Industries, Inc. (OII) Superfund site in Monterrey Park, California. The EPA will propose a settlement to all *de minimis* parties in March 2004. The EPA and Steering Committee estimate cleanup costs in excess of $650 million. At this time, there is insufficient information to estimate our potential contribution to cleanup costs.

(j) In October 2003, Baker Petrolite was notified by the EPA of their potential involvement at the Cooper Drum Superfund site located in South Gate, California. At this time there is no estimate available for cleanup costs and, accordingly, there is insufficient information to estimate our potential contribution to cleanup costs.

In addition to the sites mentioned above, there are four sites for which the remedial work has been completed and which are in the groundwater recovery and monitoring phase. This phase of the remediation is expected to continue for a period of 3 to 28 years, and our aggregate cost for these sites is estimated to be approximately $0.1 million over this period of time.

While PRPs in Superfund actions have joint and several liability for all costs of remediation, it is not possible at this time to quantify our ultimate exposure because some of the projects are either in the investigative or early remediation stage. Based upon current information, we do not believe that probable or reasonably possible expenditures in connection with the sites described above are likely to have a material adverse effect on our financial condition because we have established adequate reserves to cover the estimate we presently believe will be our ultimate liability with respect to the matter, other PRPs involved in the sites have substantial assets and may reasonably be expected to pay their share of the cost of remediation, and, in some circumstances, we have insurance coverage or contractual indemnities from third parties to cover the ultimate liability.

We are subject to various other governmental proceedings and regulations, including foreign regulations, relating to environmental matters, but we do not believe that any of these matters is likely to have a material adverse effect on our financial condition or results of operations. See Note 16 of the Notes to Consolidated Financial Statements in Item 8 herein for further discussion of environmental matters.

"Environmental Matters" contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act (each a "Forward-Looking Statement"). The words "will," "believe," "to be," "expect," "estimate" and similar expressions are intended to identify forward-looking statements. Our expectations regarding our compliance with Environmental Regulations and our expenditures to comply with Environmental Regulations, including (without limitation) our capital expenditures on environmental control equipment, are only our forecasts regarding these matters. These forecasts may be substantially different from actual results, which may be affected by the following factors: changes in Environmental Regulations; unexpected, adverse outcomes with respect to sites where we have been named as a PRP, including (without limitation) the sites described above; the discovery of new sites of which we are not aware and where additional expenditures may be required to comply with Environmental Regulations; an unexpected discharge of hazardous materials in the course of our business or operations; an acquisition of one or more new businesses; a catastrophic event causing discharges into the environment of hydrocarbons; and a material change in the allocation to us of the volume of discharge and a resulting change in our liability as a PRP with respect to a site.

ITEM 2. PROPERTIES

We are headquartered in Houston, Texas and operate 40 principal manufacturing plants, ranging in size from approximately 4,600 to 349,000 square feet of manufacturing space. The total area of the plants is more than 3.2 million square feet, of which approximately 2.2 million square feet (68%) are located in the United States, 0.3 million square feet (10%) are located in Canada and South America, 0.7 million square feet (22%) are located in Europe and a minimal amount of space is located in the Far East. These manufacturing plants by geographic area appear in the table below. Our principal manufacturing plants are located as follows: United States – Houston, Texas; Tulsa, Oklahoma; Lafayette, Louisiana; South America – various cities in Venezuela and Buenos Aires, Argentina; and Europe – Aberdeen and East Kilbride, Scotland; Kirkby, England; Celle, Germany; Belfast, Ireland. We also own or lease and operate numerous service centers, shops and sales and administrative offices throughout the geographic areas in which we operate.

Geographic Area	Number of Principal Plants
United States	27
Canada and South America	5
Europe	7
Far East	1
Total	40

We believe that our manufacturing facilities are well maintained and suitable for their intended purposes. We also have a significant investment in service vehicles, rental tools and manufacturing and other equipment.

ITEM 3. LEGAL PROCEEDINGS

We are involved in litigation or proceedings that have arisen in our ordinary business activities. We insure against these risks to the extent deemed prudent by our management, but no assurance can be given that the nature and amount of that insurance will be sufficient to fully indemnify us against liabilities arising out of pending and future legal proceedings. Many of these insurance policies contain deductibles or self-insured retentions in amounts we deem prudent and for which we are responsible for payment. In determining the amount of self-insurance, it is our policy to self-insure those losses that are predictable, measurable and recurring in nature, such as claims for automobile liability, general liability and workers compensation. We record accruals for the uninsured portion of losses related to these types of claims. The accruals for losses are calculated by estimating losses for claims using historical claim data, specific loss development factors and other information as necessary.

On September 12, 2001, the Company, without admitting or denying the factual allegations contained in the Order, consented with the Securities and Exchange Commission ("SEC") to the entry of an Order making Findings and Imposing a Cease-and-Desist Order (the "Order") for violations of Section 13(b)(2)(A) and Section 13(b)(2)(B) of the Exchange Act. Among the findings included in the Order were the following: In 1999, we discovered that certain of our officers had authorized an improper $75,000 payment to an Indonesian tax official, after which we embarked on a corrective course of conduct, including voluntarily and promptly disclosing the misconduct to the SEC and the Department of Justice (the "DOJ"). In the course of our investigation of the Indonesia matter, we learned that we had made payments in the amount of $15,000 and $10,000 in India and Brazil, respectively, to our agents, without taking adequate steps to ensure that none of the payments would be passed on to foreign government officials. The Order found that the foregoing payments violated Section 13(b)(2)(A). The Order also found the Company in violation of Section 13(b)(2)(B) because it did not have a system of internal controls to determine if payments violated the Foreign Corrupt Practices Act ("FCPA"). The FCPA makes it unlawful for U.S. issuers, including the Company, or anyone acting on their behalf, to make improper payments to any foreign official in order to obtain or retain business. In addition, the FCPA establishes accounting control requirements for U.S. issuers. We cooperated with the SEC's investigation.

By the Order, dated September 12, 2001 (previously disclosed by us and incorporated by reference in this annual report as Exhibit 99.1), we agreed to cease and desist from committing or causing any violation and any future violation of Section 13(b)(2)(A) and Section 13(b)(2)(B) of the Exchange Act. Such Sections of the Exchange Act require issuers to (x) make and keep books, records and accounts, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the issuer and (y) devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management's general or specific authorization; and (ii) transactions are recorded as necessary: (I) to permit preparation of financial statements in conformity with generally accepted accounting principles or any other criteria applicable to such statements, and (II) to maintain accountability for assets.

On March 25, 2002, a former employee alleging improper activities relating to Nigeria filed a civil complaint against the Company in the 281st District Court in Harris County, Texas, seeking back pay and damages, including future lost wages. On August 2, 2002, the same former employee filed substantially the same complaint against the Company in the federal district court for the Southern District of Texas. Through our insurer, we finalized a settlement agreement with the former employee. Final settlement documents were fully executed on December 2, 2003, and the case was formally dismissed, with prejudice, by order of the federal court on December 19, 2003. The state court case had been previously dismissed. The settlement was not material to the Company.

On March 29, 2002, we announced that we had been advised that the SEC and the DOJ are conducting investigations into allegations of violations of law relating to Nigeria and other related matters. The SEC has issued a formal order of investigation into possible violations of provisions under the FCPA regarding anti-bribery, books and records and internal controls, and the DOJ has asked to interview current and former employees. On August 6, 2003, the SEC issued a subpoena seeking information about our operations in Angola and Kazakhstan as part of its ongoing investigation. We are providing documents to and cooperating fully with the SEC and the DOJ. In addition, we are conducting internal investigations into these matters. The SEC and the DOJ have a broad range of sanctions they may seek to impose in appropriate circumstances including, but not limited to, injunctive relief, disgorgement, fines and penalties, and modifications to business practices and compliance programs, as well as civil or criminal charges against individuals. It is not possible to accurately predict at this time when such investigations will be completed, what, if any, actions may be taken by the SEC, DOJ or other authorities and the effect thereof on the Company.

Our ongoing internal investigation with respect to certain operations in Nigeria has identified apparent deficiencies in our books and records and internal controls, and potential liabilities to governmental authorities in Nigeria. The investigation was substantially completed during the first quarter of 2003. Based upon current information, we do not expect that any such potential liabilities will have a material adverse effect on our results of operations or financial condition.

The Department of Commerce, Department of the Navy and DOJ (the "U.S. agencies") are investigating compliance with certain export licenses issued to Western Geophysical from 1994 through 2000 for export of seismic equipment leased by the People's Republic of China. We acquired Western Geophysical in August 1998 and subsequently transferred related assets to WesternGeco in December 2000. Under the joint venture formation agreement with WesternGeco, we owe indemnity to WesternGeco for certain matters. We are cooperating fully with the U.S. agencies. Based on current information, we cannot predict the outcome of the investigation or any effect it may have on our financial condition.

For additional information see "Item 1. Business – Environmental Matters."

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our Common Stock, $1.00 par value per share (the "Common Stock"), is principally traded on the New York Stock Exchange. Our Common Stock is also traded on the Pacific Exchange and the SWX Swiss Exchange. At March 3, 2004, there were approximately 71,000 stockholders and approximately 22,627 stockholders of record.

For information regarding quarterly high and low sales prices on the New York Stock Exchange for our Common Stock during the two years ended December 31, 2003 and information regarding dividends declared on our Common Stock during the two years ended December 31, 2003, see Note 18 of the Notes to Consolidated Financial Statements in Item 8 herein.

Information concerning securities authorized for issuance under equity compensation plans is set forth in "Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters – Equity Compensation Plan Information."

ITEM 6. SELECTED FINANCIAL DATA

The Selected Financial Data should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and with "Item 8. Financial Statements and Supplementary Data" herein.

	Year Ended December 31,				
(In millions, except per share amounts)	2003	2002	2001	2000	1999
Revenues	$ 5,292.8	$ 4,901.7	$ 5,037.6	$ 4,833.1	$ 4,854.8
Costs and expenses:					
Cost of revenues	3,854.9	3,525.2	3,564.5	3,726.7	3,957.1
Selling, general and administrative	830.1	811.5	755.1	693.4	752.2
Impairment of investment in affiliate	45.3	–	–	–	–
Merger related costs	–	–	–	–	(1.6)
Restructuring charges (reversals)	(1.1)	–	(4.2)	7.0	44.3
(Gain) loss on disposal of assets	–	–	(2.4)	67.9	(54.8)
Total	4,729.2	4,336.7	4,313.0	4,495.0	4,697.2
Operating income	563.6	565.0	724.6	338.1	157.6
Equity in income (loss) of affiliates	(137.8)	(69.7)	45.8	(4.6)	7.0
Interest expense	(103.1)	(111.1)	(126.3)	(179.9)	(167.0)
Interest income	5.5	5.3	11.9	4.4	5.1
Gain on trading securities	–	–	–	14.1	31.5
Income from continuing operations before income taxes	328.2	389.5	656.0	172.1	34.2
Income taxes	(148.1)	(159.9)	(223.6)	(100.2)	(9.4)
Income from continuing operations	180.1	229.6	432.4	71.9	24.8
Income (loss) from discontinued operations, net of tax	(45.6)	(18.2)	6.3	30.4	8.5
Income before extraordinary loss and cumulative effect of accounting change	134.5	211.4	438.7	102.3	33.3
Extraordinary loss, net of tax	–	–	(1.5)	–	–
Cumulative effect of accounting change, net of tax	(5.6)	(42.5)	0.8	–	–
Net income	$ 128.9	$ 168.9	$ 438.0	$ 102.3	$ 33.3
Per share of common stock:					
Income from continuing operations					
Basic	$ 0.54	$ 0.68	$ 1.29	$ 0.22	$ 0.08
Diluted	0.54	0.68	1.28	0.22	0.08
Dividends	0.46	0.46	0.46	0.46	0.46
Financial Position:					
Working capital	$ 1,222.0	$ 1,487.5	$ 1,650.6	$ 1,693.9	$ 1,280.4
Total assets	6,302.2	6,400.8	6,676.2	6,489.1	7,182.1
Long-term debt	1,133.0	1,424.3	1,682.4	2,049.6	2,706.0
Stockholders' equity	3,350.4	3,397.2	3,327.8	3,046.7	3,071.1

Notes To Selected Financial Data

(1) *Discontinued operations.* The selected financial data has been reclassified to reflect BIRD Machine ("BIRD"), EIMCO Process Equipment ("EIMCO") and the Company's oil producing operations in West Africa as discontinued operations. The results of operations for BIRD and EIMCO are not reflected as discontinued operations for 1999 as data is not available for that year because BIRD and EIMCO were components of a larger operating unit during that year. See Note 2 of the Notes to Consolidated Financial Statements in Item 8 herein for additional information regarding discontinued operations.

(2) *WesternGeco.* In November 2000, the Company and Schlumberger Limited ("Schlumberger") created the WesternGeco venture into which were transferred the seismic fleets, data processing assets, exclusive and nonexclusive multiclient surveys and other assets of the Company's Western Geophysical division and Schlumberger's Geco-Prakla business unit. The Company and Schlumberger own 30% and 70% of the venture, respectively. The Company accounts for this investment using the equity method of accounting.

(3) *Restructuring charges (reversals).* See Note 4 of the Notes to Consolidated Financial Statements in Item 8 herein for a description of the restructuring charge reversals in 2003 and 2001. During 2000, the Company recorded a restructuring charge of $29.5 million related to the Company's plan to substantially exit the oil and natural gas exploration business. The major actions included in this restructuring were a reduction in workforce, costs to settle contractual obligations and a loss on the write-off of the Company's undeveloped exploration properties in certain foreign jurisdictions. In 2000, the Company also recorded a $6.0 million restructuring charge in connection with the formation of WesternGeco and recorded a reversal of $28.5 million of restructuring charges recorded in 1999.

During 1999, the Company developed a plan to downsize its seismic operations as a result of low activity levels combined with significant excess operational capacity experienced in the seismic industry. Accordingly, the Company recorded a restructuring charge of $122.8 million primarily related to its seismic operations, of which $72.1 million was recorded in cost of revenues. The major actions included in this restructuring were a reduction in workforce, terminating leases on certain vessels, the impairment of property and sale or abandonment of certain vessels. The Company also recorded a reversal in 1999 of $11.4 million of restructuring charges recorded in prior years, of which $5.0 million was recorded in selling, general and administrative expense.

(4) *(Gain) loss on disposal of assets.* During 2000, the Company recorded a loss of $75.5 million on the sale of its interests in certain oil and natural gas properties and recorded gains of $7.6 million on the sale of various product lines. In 1999, the Company recorded gains on disposal of assets of $54.8 million related to the sale of two large excess real estate properties and the sale of certain assets related to its previous divestiture of a joint venture.

(5) *Cumulative effect of accounting change.* See Note 1 of the Notes to Consolidated Financial Statements in Item 8 herein for descriptions of the cumulative effect of accounting changes in 2003 and 2001. See Note 10 of the Notes to Consolidated Financial Statements in Item 8 herein for a description of the cumulative effect of accounting change in 2002.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the consolidated financial statements of the Company for the years ended December 31, 2003, 2002 and 2001 and the related Notes to Consolidated Financial Statements contained in Item 8 herein.

Executive Summary

We are engaged in the oilfield services industry and operate through six divisions – Baker Atlas, Baker Oil Tools, Baker Petrolite, Centrilift, Hughes Christensen and INTEQ – that we aggregate and refer to as the Oilfield segment. We manufacture and sell products and provide services used in the oil and natural gas industry, including drilling, formation evaluation, completion and production of oil and natural gas wells. We have operations in over 80 countries around the world, with headquarters in Houston, Texas. Previously we operated a Process segment, which manufactured and sold process equipment for separating solids from liquids and liquids from liquids. During 2003, we signed a definitive agreement for the sale of BIRD Machine ("BIRD"), the remaining division in this segment. We have reclassified the operating results for BIRD as discontinued operations and no longer operate in this segment.

Our products and services are sold in highly competitive markets, and our revenues and earnings can be affected by changes in competitive prices, fluctuations in the level of activity in major markets, general economic conditions, foreign exchange fluctuations and governmental regulation. We compete with the oil and natural gas industry's largest diversified oilfield services providers, as well as many small companies. We believe that the principal competitive factors in our industry are product and service quality; availability and reliability; health, safety and environmental standards; technical proficiency and price. We consider our key business drivers to include the rig count, oil and natural gas production levels and current and expected future energy prices.

In 2003, we reported revenues of $5,292.8 million, an 8.0% increase compared with 2002. Income from continuing operations for 2003 was $180.1 million, compared with $229.6 million in 2002. Included in income from continuing operations for 2003 are charges, net of tax, of $105.9 million related to our share of the WesternGeco restructuring charge and $45.3 million related to the impairment of our investment in WesternGeco. Included in income from continuing operations for 2002 is a charge, net of tax, of $86.8 million related to our share of the WesternGeco restructuring charge.

The increase in revenue was achieved despite cautious investment by our customers, shifting markets and strong competition. Even though oil and natural gas prices were relatively high in 2003, oil and natural gas companies invested cautiously because of the conflict in the Middle East and ongoing concerns about the economy. On a worldwide basis, the average rig count for 2003 increased 16.9% compared with the average rig count for 2002. Most of this increase came from land rigs drilling for natural gas in North America. Drilling activity in the Gulf of Mexico and the North Sea, historically among our strongest markets, declined during 2003 as deepwater operators re-evaluated projects and the large diversified oil and natural gas companies in the North Sea and Gulf of Mexico focused on new opportunities in other resource areas.

We believe that our critical success factors include having sufficient financial liquidity and resources to fund the various requirements of the business; managing our overall global manufacturing capacity to ensure proper production levels; ensuring workforce and asset levels are in place and in line with business needs; maximizing efficiencies in our manufacturing and service delivery processes; identifying, evaluating and implementing profit improvement strategies; introducing new technology; flawless execution at the well site; delivering unmatched value to our customers and overall cost management.

As 2004 begins, we remain focused on cost management and the introduction of new products. We have created a long-term strategy that is aimed at creating value for our stockholders throughout the business cycle and growing our business faster while achieving superior margins compared with our major competitors. We share a common high performance culture, and we are aligning to execute our long-term strategy. Our six divisions will continue to provide Best-in-Class technology, serving our traditional markets and new ones, while delivering unmatched value for our customers and maximizing returns for our stockholders.

Business Environment

Our business environment and its corresponding operating results are significantly affected by the level of energy industry spending for the exploration and production of oil and natural gas reserves. An indicator for this spending is the rig count. When drilling and workover rigs are active, many of the products and services provided by the oilfield services industry are required. Our products and services are used during the drilling and workover phases, as well as when the oil and natural gas wells are completed and during actual production of the hydrocarbons. This spending by oil and natural gas companies is, in turn, influenced strongly by expectations about the supply and demand for oil and natural gas products and by current and expected prices for both oil and natural gas. Rig counts therefore generally reflect the relative strength and stability of energy prices.

Rig Counts

We have been providing rig counts to the public since 1944. We gather all relevant data through our field service personnel, who obtain the necessary data from routine visits to the various rigs, customers, contractors or other outside sources. This data is then compiled and distributed to various wire services and trade associations and is published on our website. Rig counts are compiled weekly for the U.S. and Canada and monthly for all international and U.S. workover rigs. Published international rig counts do not include rigs drilling in certain countries, such as Russia and onshore China, because this information is extremely difficult to obtain.

North American rigs are counted as active if, on the day the count is taken, the well being drilled has been started, drilling has not been completed and the well is anticipated to be of sufficient depth to be a potential customer of our drill bits. In most international areas, rigs are counted as active if drilling operations have taken place for at least 15 days during the month and if the well has not reached the target depth. Rigs that are in transit from one location to another, are rigging up, have been drilling less than 15 days of the month, are being used in non-drilling activities including production testing, completion and workover, or are not significant consumers of oilfield products and services are not included in the rig count. In some active international areas where better data is available, a weekly or daily average of active rigs is taken.

Our rig counts are summarized in the table below as averages for each of the periods indicated.

	2003	2002	2001
U.S. – Land	924	717	1,003
U.S. – Offshore	108	113	153
Canada	332	263	341
North America	1,364	1,093	1,497
Latin America	244	214	262
North Sea	46	52	56
Other Europe	38	36	39
Africa	54	58	53
Middle East	211	201	179
Asia Pacific	177	171	157
Outside North America	770	732	746
Worldwide	2,134	1,825	2,243
U.S. Workover Rigs	1,129	1,010	1,211

U.S. – land and Canadian rig counts increased 28.9% and 26.2%, respectively, in 2003 compared with 2002 due to the increase in drilling for natural gas. The U.S. – offshore rig count decreased 4.4% in 2003 compared with 2002 primarily related to a reduced level of spending by major diversified oil and natural gas companies who redirected a portion of their spending towards larger international projects.

Outside North America, rig counts increased 5.2% in 2003 compared with 2002. The rig count in Latin America increased 14.0% as spending by the Mexican national oil company, PEMEX, drove rig count increases in Mexico, offsetting strike-related decreases attributed to the Venezuelan national oil company, PDVSA. The North Sea rig count in 2003 decreased 11.5% compared with 2002 following a 7.1% decrease in 2002 compared with 2001 primarily driven by a decline in drilling activity in the U.K. sector. Major diversified oil and natural gas companies redirected spending towards other larger international projects, especially in Russia and the Caspian.

Activity in the Middle East continued to rise steadily with a 5.0% increase in the 2003 rig count, following a 12.3% increase in 2002 compared with 2001. Rig counts in Africa declined 6.9% in 2003 compared with 2002 primarily as a result of political disruptions in Nigeria and project delays in other parts of West Africa. Rig activity in the Asia Pacific region was up 3.5% in 2003 compared with 2002 primarily due to activity increases in India.

Oil and Natural Gas Prices

Generally, changes in the current price and expected future prices of oil or natural gas drive both customers' expectations about their prospects from oil and natural gas sales and their expenditures to explore for or produce oil and natural gas. Accordingly, changes in these expenditures will normally result in increased or decreased demand for our products and services. Oil (Bloomberg West Texas Intermediate (WTI) Cushing Crude Oil Spot Price) and natural gas (Bloomberg Henry Hub Natural Gas Spot Price) prices are summarized in the table below as averages of the daily closing prices during each of the periods indicated.

	2003	2002	2001
Oil prices ($/Bbl)	$ 31.06	$ 26.17	$ 25.96
Natural gas prices ($/mmBtu)	5.49	3.37	3.96

Oil prices averaged $31.06/Bbl in 2003, the highest annual average in more than a decade. Oil prices rose to a high of $37.83/Bbl in early March due to low inventories, seasonally colder than normal weather, the disruption of Venezuelan production by a general strike and concerns about the potential for significant supply disruptions as a result of military operations in the Middle East. Oil prices fell to a low of $25.24/Bbl in late April as significant supply disruptions did not occur and the market reacted to the possibility of a more rapid than expected recovery in Iraqi oil production. Oil prices then increased to and remained between $30/Bbl and $32/Bbl through the balance of the year, excluding September. In September, concern rose again about a quicker than anticipated recovery in Iraqi production in the fourth quarter of 2003 and early 2004 and oil prices dropped below $27/Bbl. The Organization of Petroleum Exporting Countries ("OPEC") reacted with a surprise 0.9 million barrels per day quota cut in late September which sustained oil prices of $30/Bbl to $32/Bbl through the end of 2003. In early 2004, oil prices are averaging between $32/Bbl and $38/Bbl due to colder than normal weather, low inventories and improving Chinese and U.S. economic growth expectations. In February 2004, OPEC again surprised the market with a 1.0 million barrels per day quota cut and pledged to further reduce the current level of production in excess of agreed quotas by another 1.5 million barrels per day.

During 2003, natural gas prices averaged $5.49/mmBtu, the highest level in two decades. In early 2003, natural gas traded between $5.00/mmBtu and $6.50/mmBtu, except for a two week period in late February 2003 when prices spiked to

$19.38/mmBtu. Natural gas storage levels at the beginning of the injection season, which runs from April to November, were at record low levels but high summer natural gas prices resulted in reduced industrial demand and allowed storage levels to increase. Natural gas prices remained above $5/mmBtu until early July 2003, when it became apparent that storage injections during the summer of 2003 could approach record levels and that storage would likely be full by the beginning of the winter withdrawal season. Prices weakened through the remainder of the injection season to a low of $3.99/mmBtu in late October. Natural gas prices increased over the remainder of 2003 and are trading between $5/mmBtu and $7/mmBtu in early 2004.

Key Risk Factors

Our business is focused on providing products and services to the worldwide oil and natural gas industry; therefore, our risk factors are centered on those factors that impact the markets for oil and natural gas. Key risk factors currently influencing the worldwide oil and natural gas markets that could impact our outlook are discussed below.

- *Production control* – the degree to which individual OPEC nations and other large oil and natural gas producing countries, including, but not limited to, Mexico, Norway and Russia, are willing and able to control production and exports of oil, to decrease or increase supply and to support their targeted oil price while meeting their market share objectives. Key measures of production control include actual production levels compared with target or quota production levels, oil price compared with targeted oil price and changes in each country's market share.
- *Global economic growth* – particularly the impact of the U.S. and Western European economies and the economic activity in Japan, China, South Korea and the developing areas of Asia where the correlation between economic growth and energy demand is strong. The strength of the U.S. economy and economic growth in developing Asia, particularly China, will be important in 2004. Key measures include U.S. and international economic output, global energy demand and forecasts of future demand by governments and private organizations.
- *Oil and natural gas storage inventory levels* – a measure of the balance between supply and demand. A key measure of U.S. natural gas inventories is the storage level reported weekly by the U.S. Department of Energy compared with historic levels. Key measures for oil inventories include U.S. inventory levels reported by the U.S. Department of Energy and American Petroleum Institute and worldwide estimates reported by the International Energy Agency.
- *Ability to produce natural gas* – the amount of natural gas that can be produced is a function of the number of new wells drilled, completed and connected to pipelines as well as the rate of production and resulting depletion of existing wells. Advanced technologies, such as horizontal drilling, improve total recovery but also result in a more rapid production decline. Key measures include government and private surveys of natural gas production, company reported production, estimates of reservoir depletion rates and drilling and completion activity.
- *Technological progress* – the design and application of new products that allow oil and natural gas companies to drill fewer wells and to drill, complete and produce wells faster, recover more hydrocarbons and/or lower costs. Key measures also include the overall level of research and engineering spending by oilfield services companies and the pace at which new technology is both introduced commercially and accepted by customers.
- *Maturity of the resource base* – the growing necessity for increased levels of investment and activity to support production from an area the longer it is developed. Key measures include changes in undeveloped hydrocarbon reserves in mature areas like the North Sea, the U.S., Canada and Latin America.
- *Pace of new investment* – the amount oil and natural gas companies choose to invest in emerging markets and any impact it has on their spending in areas where they already have an established presence.
- *Access to capital* – the ability of oil and natural gas companies to access the funds necessary to carry out their exploration and production ("E&P") plans. Access to capital is particularly important for smaller independent oil and natural gas companies. Key measures of access to capital include cash flow, interest rates, analysis of oil and natural gas company leverage and equity offering activity.
- *Energy prices and price volatility* – the impact of widely fluctuating commodity prices on the stability of the market and subsequent impact on customer spending. While current energy prices are important contributors to positive cash flow at E&P companies, expectations for future prices and price volatility are generally more important for determining future E&P spending. While higher commodity prices generally lead to higher levels of E&P spending, sustained high energy prices can be an impediment to economic growth.
- *Impact of energy prices and price volatility on demand for hydrocarbons* – short-term price changes can result in companies switching to the most economic sources of fuel, prompting a temporary curtailment of demand, while long-term price changes can lead to permanent changes in demand. This results in the oilfield services industry being cyclical in nature. Key indicators include hydrocarbon prices on a Btu equivalent basis and indicators of hydrocarbon demand, such as electricity generation or industrial production.
- *Access to prospects* – the ability of oil and natural gas companies to develop economically attractive projects based on their expectations of future energy prices, required investments and resulting returns. Access to prospects may be limited because host governments do not allow access to the reserves or because another oil and natural gas company owns the rights to develop the prospect.
- *Supply disruptions* – the loss of production and/or delay of activity from key oil exporting countries, including but not

limited to, Iraq, Saudi Arabia and other Middle Eastern countries, Nigeria and Venezuela, due to political instability, civil unrest, labor issues or military activity. In addition, adverse weather such as hurricanes could impact production facilities, causing supply disruptions.

- *Weather* – the impact of variations in temperatures as compared with normal weather patterns and the related effect on demand for oil and natural gas. A key measure of the impact of weather on energy demand is population-weighted heating and cooling degree days as reported by the U.S. Department of Energy and forecasts of warmer than normal or cooler than normal temperatures.
- *Government regulations* – the costs incurred by oil and natural gas companies to conform to and comply with government regulations, including environmental regulations, may limit the quantity of oil and natural gas that may be economically produced.

Industry Outlook

Caution is advised that the factors described in "Forward Looking Statements" and "Business Environment" could negatively impact our expectation for oil and natural gas demand, oil and natural gas prices and drilling activity.

Oil – Inventories of crude oil and products were at record low levels as 2004 began, supporting oil prices of $32/Bbl to $38/Bbl. Oil prices are expected to decline throughout 2004 and average between $26/Bbl and $34/Bbl. Factors which could support prices at the upper end of this range include stronger than expected worldwide economic growth, especially in China and the U.S., the potential for supply disruptions in the Middle East, Africa or Venezuela, the slower growth of Russian exports due to export capacity bottlenecks and OPEC's desire and ability to maintain a higher price target to stabilize their purchasing power. Factors which could result in oil prices at the lower end of the range include slower than expected economic growth in the U.S. and China, sooner than expected increases in Iraqi production growth and increased production from OPEC members Algeria, Libya and Nigeria, challenging the Persian Gulf members of OPEC to act as the swing producers.

Natural Gas – In 2004, prices are expected to trade between $4/mmBtu and $7/mmBtu. Natural gas could trade at the top of this range if weather is colder than normal, the U.S. economy, particularly the industrial sector, exhibits greater than expected growth and continued levels of customer spending are not sufficient to support the growth of natural gas production. Prices could move to the bottom of this range if the U.S. economic recovery is weaker than expected or weather is milder than expected. During the summer, natural gas prices are expected to trade at a level necessary to curtail price sensitive demand and allow storage to refill.

Customer Spending – Based upon our discussions with major customers, review of published industry reports and our outlook for oil and natural gas prices described above, anticipated customer spending trends are as follows:

- North America – Spending in North America, primarily towards developing natural gas supplies, is expected to increase approximately 7% to 9% in 2004 compared with 2003.
- Outside North America – Customer spending, primarily directed at developing oil supplies, is expected to increase 4% to 6% in 2004 compared with 2003.
- Total spending is expected to increase 5% to 7% in 2004 compared with 2003.

Drilling Activity – Based upon our outlook for oil and natural gas prices and customer spending described above, our outlook for drilling activity, as measured by the Baker Hughes rig count, is as follows:

- The North American rig count is expected to increase approximately 6% to 9% in 2004 compared with 2003.
- Drilling activity outside of North America is expected to increase approximately 4% to 6% compared with 2003.

Company Outlook

We expect that 2004 will be a stronger year than 2003, with revenues increasing 5% to 7%. In our outlook for 2004, we took into account the factors described herein. In 2003, 2002 and 2001, revenues outside North America were 57.6%, 59.9% and 55.1% of total revenues, respectively. In 2004, we expect revenues outside North America to continue this trend and to be between 55% and 60% of total revenues.

Growth in our revenues should mirror the growth in customer spending. Our assumptions regarding overall growth in customer spending assume strong economic growth in the U.S. and China and OPEC discipline, resulting in an oil price exceeding $26/Bbl. Our assumptions regarding customer spending in North America assume strong economic growth in the U.S. and natural gas prices exceeding $4/mmBtu.

In North America, we expect revenues to increase 7% to 9% in 2004 compared with 2003, with the majority of the increase occurring in the second half of 2004. We expect spending on land based projects to continue to increase in 2004 following the trend evident in 2003. We also expect offshore spending in the Gulf of Mexico to be flat in 2004 compared with 2003. The normal weather-driven seasonal decline in U.S. and Canadian spending in the first half of the year should result in sequentially softer revenues in the first and second quarters of 2004.

Outside North America, we expect revenues to increase 5% to 7% in 2004 compared with 2003, continuing the multi-year trend of modest growth in customer spending. Spending on large projects from national oil companies will reflect established seasonality trends, resulting in softer revenues in the first half of the year and stronger revenues in the second half. In addition, customer spending should be affected by weather-related reductions in the North Sea in the first and second quarters of 2004. The Middle East, Latin America, Caspian regions and Russia are expected to demonstrate above average spending increases, resulting in increased revenue, while growth in revenues from the North Sea may be below average. Our expectations for spending and revenue growth could decrease if prices fall below $26/Bbl for oil and $4/mmBtu for natural gas or if there are disruptions in key oil and natural gas production markets, such as Venezuela or Nigeria.

In prior years, our profitability has been negatively affected by our share of WesternGeco's operating results, which have been adversely affected by the continued weakness in the seismic industry. We expect the operating results of WesternGeco to improve in 2004 as compared with prior years; however, based on the trend of operating losses and weakness in the seismic industry in prior years, there is uncertainty regarding the future operating results of WesternGeco. Information regarding WesternGeco's profitability in 2004 is based on information that WesternGeco has provided to us. Should this information not be accurate, our forecasts for profitability could be impacted, either positively or negatively.

Based on the above forecasts, we believe that earnings per share in 2004 from continuing operations will be in the range of $1.20 to $1.35. This does not anticipate material changes in the prices that we charge for our products. Significant price increases or significantly better than expected results from WesternGeco could cause earnings per share to reach the upper end of this range. Conversely, significant price decreases or significantly worse than expected results at WesternGeco could result in earnings per share being at or below the bottom of this range. Our ability to improve pricing is dependent on demand for our products and services and our competitors strategies of managing capacity. While the commercial introduction of new technology is an important factor in realizing price improvement, without pricing discipline throughout the industry as a whole, meaningful improvements in our prices are not likely to be realized. Additionally, significant changes in drilling activity outside our expectations could impact operating results positively or negatively.

We do business in approximately 80 countries including about one-half of the 34 countries having the worst scores in Transparency International's Corruption Perception Index ("CPI") survey for 2003. We devote significant resources to the development, maintenance and enforcement of our Business Code of Conduct policy, our Foreign Corrupt Practices Act (the "FCPA") policy, our internal control processes and procedures and other compliance related policies. Notwithstanding the devotion of such resources, and in part as a consequence thereof, from time to time we discover or receive information alleging potential violations of the FCPA and our policies, processes and procedures. We conduct internal investigations of these potential violations and take appropriate action depending upon the outcome of the investigation. We anticipate that the devotion of significant resources to compliance related issues, including the necessity for such internal investigations, will continue to be an aspect of doing business in a number of the countries in which oil and natural gas exploration, development and production take place and in which we are requested to conduct operations. In order to provide products and services in some of these countries, we may in the future utilize joint ventures, sell products to distributors or otherwise modify our business approach in order to improve our ability to conduct our business in accordance with our Business Code of Conduct.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Our significant accounting policies are described in the Notes to Consolidated Financial Statements. In certain respects, the application of our significant accounting policies in the preparation of the consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. We base these estimates and judgments on historical experience and other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions about future events and their effects cannot be perceived with certainty and accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as the business environment in which we operate changes.

We have defined a critical accounting policy or estimate as one that is both important to the portrayal of our financial condition and results of operations and requires us to make difficult, subjective or complex judgments or estimates about matters that are uncertain. We believe the following are the critical accounting policies used in the preparation of our consolidated financial statements as well as the significant estimates and judgments and uncertainties affecting the application of these policies. We have discussed the development and selection of these critical accounting policies and estimates with the Audit/Ethics Committee of our Board of Directors and the Audit/Ethics Committee has reviewed the disclosure presented below.

Allowance for Doubtful Accounts

The determination of the collectibility of amounts due from our customers requires us to use estimates and make judgments regarding future events and trends, including monitoring our customers' payment history and current credit worthiness to determine that collectibility is reasonably assured, as well as consideration of the overall business climate in which our customers operate. Inherently, these uncertainties require us to make frequent judgments and estimates regarding our customers' ability to pay amounts due us in order to determine the appropriate amount of valuation allowances required for doubtful accounts. Provisions for doubtful accounts are recorded when it becomes evident that the customer will not be able to make the required payments at either contractual due dates or in the future. Over the last five years, reserves for doubtful accounts, as a percentage of total accounts receivable before reserves, have ranged from 5.2% to 7.1%. At December 31, 2003 and 2002, reserves for doubtful accounts totaled $62.8 million, or 5.2%, and $67.2 million, or 5.7%, of total accounts receivable before reserves, respectively. We believe that our reserve for doubtful accounts is adequate to cover anticipated losses under current conditions; however, uncertainties regarding changes in the financial condition of our customers, either adverse or positive, could impact the amount and timing of any additional provisions for doubtful accounts that may be required. A one percentage point change in this reserve would have had a pre-tax impact of approximately $12.1 million in 2003.

Inventory Reserves

Inventory is a significant component of current assets and is stated at the lower of cost or market. This requires us to record provisions and maintain reserves for excess or obsolete inventory. To determine these reserve amounts, we regularly review inventory quantities on hand and compare them to estimates of future product demand, market conditions, production requirements and technological developments. These estimates and forecasts inherently include uncertainties and require us to make judgments regarding potential outcomes. Over the last five years, inventory reserves, as a percentage of total inventories before reserves, have ranged from 18.2% to 19.6%. At December 31, 2003 and 2002, inventory reserves totaled $232.5 million, or 18.5%, and $235.9 million, or 19.1%, of gross inventory, respectively. We believe that our reserves are adequate to cover anticipated losses under current conditions; however, significant or unanticipated changes to our estimates and forecasts, either adverse or positive, could impact the amount and timing of any additional provisions for excess or obsolete inventory that may be required. A one percentage point change in this reserve would have had a pre-tax impact of approximately $12.6 million in 2003.

Impairment of Long-Lived Assets

Long-lived assets, which include property, goodwill, intangible assets, investments in affiliates and certain other assets, comprise a significant amount of our total assets. We make judgments and estimates in conjunction with accounting for these assets, including depreciation and amortization methods and useful lives. Additionally, the carrying values of these assets are reviewed for impairment periodically, and at least annually for goodwill, or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. This requires us to make judgments regarding long-term forecasts of future revenues and costs related to the assets subject to review. In turn, these forecasts are uncertain in that they require assumptions about demand for our products and services, future market conditions and technological developments. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period. Given the nature of these evaluations and their application to specific assets and specific times, it is not possible to reasonably quantify the impact of changes in these assumptions; however, based upon our evaluation of the current business climate in which we operate, we do not currently anticipate that any significant asset impairment losses will be necessary.

Income Taxes

The liability method is used for determining our income taxes, under which current and deferred tax liabilities and assets are recorded in accordance with enacted tax laws and rates. Under this method, the amounts of deferred tax liabilities and assets at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered. Valuation allowances are established to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. In determining the need for valuation allowances, we have considered and made judgments and estimates regarding estimated future taxable income and ongoing prudent and feasible tax planning strategies. These estimates and judgments include some degree of uncertainty and changes in these estimates and assumptions could require us to adjust the valuation allowances for our deferred tax assets. Historically, changes to valuation allowances have been caused by major changes in the business cycle in certain countries and changes in local country law. The ultimate realization of the deferred tax assets depends on the generation of sufficient taxable income in the applicable taxing jurisdictions.

We operate in more than 80 countries under many legal forms. As a result, we are subject to the jurisdiction of numerous domestic and foreign tax authorities, as well as to tax agreements and treaties among these governments. Our operations in these different jurisdictions are taxed on various bases: actual income before taxes, deemed profits (which are generally determined using a percentage of revenues rather than profits) and withholding taxes based on revenue. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding significant future events such as the amount, timing and character of deductions, permissible revenue recognition methods under the tax law and the sources and character of income and tax credits. Changes in tax laws, regulations, agreements and treaties, foreign currency exchange restrictions or our level of operations or profitability in each taxing jurisdiction could have an impact on the amount of income taxes that we provide during any given year.

Our tax filings are subjected to audit by the tax authorities in most jurisdictions where we conduct business. These audits may result in assessments of additional taxes that are resolved with the authorities or potentially through the courts. We believe that these assessments may occasionally be based on erroneous and even arbitrary interpretations of local tax law. Resolution of these situations inevitably includes some degree of uncertainty; accordingly we provide taxes only for the amounts we believe will ultimately result from these proceedings. We do not believe it is possible to reasonably estimate the potential impact of changes to the assumptions and estimates identified because the resulting change to our tax liability, if any, is dependent on numerous factors which cannot be reasonably estimated. These include, among others, the amount and nature of additional taxes potentially asserted by local tax authorities; the willingness of local tax authorities to negotiate a fair settlement through an administrative process; the impartiality of the local courts; the sheer number of countries in which we do business; and the potential for changes in the tax paid to one country to either produce, or fail to produce, an offsetting tax change in other countries. Our experience has been that the estimates and assumptions we have used to provide for future tax assessments have proven to be appropriate. However, past experience is only a guide, and the potential exists, however limited, that the tax resulting from the resolution of current and potential future tax controversies may differ materially from the amount accrued.

Discontinued Operations

In the third quarter of 2003, our Board of Directors approved and management initiated a plan to sell BIRD, the last remaining division of our former Process segment. In October 2003, we signed a definitive agreement for the sale of BIRD and recorded charges totaling $37.4 million, net of tax of $10.9 million, which consisted of a loss of $13.5 million on the write-down of BIRD to fair value, $6.2 million of severance and warranty accruals and a loss of $17.7 million related to the recognition of cumulative foreign currency translation adjustments into earnings. The sale closed in January 2004 and we received $5.6 million in proceeds, which is subject to adjustment pending final completion of the purchase price. We retained certain accounts receivable, inventories and other assets.

In December 2002, we entered into exclusive negotiations for the sale of our interest in oil producing operations in West Africa for $32.0 million in proceeds. The transaction was effective as of January 1, 2003, and resulted in a gain on sale of $4.1 million, net of a tax benefit of $0.2 million, recorded in the first quarter of 2003. We received $10.0 million as a deposit in 2002 and the remaining $22.0 million in April 2003.

In November 2002, we sold EIMCO Process Equipment ("EIMCO"), a division of our former Process segment, and recorded a loss on disposal of $22.3 million, net of tax of $1.2 million, which consisted of a loss of $2.3 million on the write-down to fair value and a loss of $20.0 million related to the recognition of cumulative foreign currency translation adjustments into earnings. We received total proceeds of $48.9 million, of which $4.9 million was held in escrow pending completion of final adjustments of the purchase price. In 2003, all purchase price adjustments were completed, resulting in the release of the escrow balance, of which $2.9 million was returned to the buyer and $2.0 million was received by us. In 2003, we also recorded an additional loss on sale due to purchase price adjustments of $2.5 million, net of tax of $1.3 million.

We have reclassified the consolidated financial statements for all prior periods presented to reflect these operations as discontinued. See Note 2 of the Notes to Consolidated Financial Statements in Item 8 herein for additional information regarding discontinued operations.

Results of Operations

The discussions below relating to significant line items are based on available information and represent our analysis of significant changes or events that impact the comparability of reported amounts. Where appropriate, we have identified specific events and changes that affect comparability or trends and, where possible and practical, have quantified the impact of such items.

The table below details certain consolidated statement of operations data and their percentage of revenues for 2003, 2002 and 2001, respectively.

	2003		2002		2001	
	$	%	$	%	$	%
Revenues	$ 5,292.8	100.0%	$ 4,901.7	100.0%	$ 5,037.6	100.0%
Cost of revenues	3,854.9	72.8	3,525.2	71.9	3,564.5	70.8
Selling, general and administrative	830.1	15.7	811.5	16.6	755.1	15.0

Revenues

Revenues for 2003 were $5,292.8 million, an increase of 8.0% compared with 2002 reflecting a 16.9% increase in rig counts. Rig counts act as a leading indicator for our revenues because when rigs are active, many of our products and services are required. Our products and services are used during drilling operations and then subsequently during completion of the wells and also during production of the hydrocarbons. Revenues in North America, which accounted for 42.4% of total revenues, increased 14.0% compared with 2002. This increase reflects increased drilling activity in the U.S. and Canada, as evidenced by a 24.8% increase in the North American rig count. Revenues outside North America, which accounted for 57.6% of total revenues, increased 3.9% compared with 2002. This increase reflects the improvement in international drilling activity, as evidenced by the 5.2% increase in rig counts outside North America, primarily in Latin America and the Middle East, partially offset by decreased drilling activity in the North Sea and Africa. During 2003, pricing was not a significant contributor to our revenue growth, as deterioration in prices for certain product lines at our INTEQ division were partially offset by pricing improvement realized from our other product lines.

Revenues for 2002 were $4,901.7 million, a decrease of 2.7% compared with 2001. Revenues in North America, which accounted for 40.1% of total revenues, decreased 12.9%.

compared with 2001. This decrease reflects lower activity in the U.S. land and offshore operations and Canada, as evidenced by a 27.0% decrease in the North American rig count. Inclement weather in the Gulf of Mexico, including Tropical Storm Isidore and Hurricane Lili, also contributed to the decline. Revenues outside North America, which accounted for 59.9% of total revenues, increased 5.6% compared with 2001. This increase reflects the improvement in drilling activity, particularly in the Middle East and Asia Pacific, partially offset by weaker revenues in Latin America due to the political and economic environments in Argentina and Venezuela and the impact of a labor strike in Norway.

Cost of Revenues

Cost of revenues for 2003 was $3,854.9 million, an increase of 9.4% compared with 2002. Cost of revenues as a percentage of revenues was 72.8% and 71.9% for 2003 and 2002, respectively. The increase in cost of revenues as a percentage of revenues is primarily related to our INTEQ division. In 2003, INTEQ experienced the highest revenue growth of our divisions; however, margins deteriorated as they were impacted by increased downward pricing trends, increased repairs and maintenance ("R&M") costs for newly developed downhole rental tools and other nonrecurring costs. We anticipate margins at INTEQ will improve in 2004 as a result of a stabilized pricing environment and improved cost control measures. In addition, corrective action was taken related to the increased R&M costs, which we anticipate will result in lower R&M costs in 2004. A change in the geographic and product mix from the sale of our products and services also contributed to the increase in the cost of revenues as a percentage of revenues. During 2003, our revenue increases came predominantly from North America and our margins on revenues generated in North America are typically lower than margins generated outside of North America.

Cost of revenues for 2002 was $3,525.2 million, a decrease of 1.1% compared with 2001. Cost of revenues as a percentage of revenues was 71.9% and 70.8% for 2002 and 2001, respectively. The increase in cost of revenues as a percentage of revenues was the result of our strategy not to significantly reduce our work force to match the reduced activity levels and a change in the geographic and product mix from the sale of our products and services.

Selling, General and Administrative

Selling, general and administrative ("SG&A") expenses for 2003 were $830.1 million, an increase of $18.6 million, or 2.3% compared with 2002. This increase was primarily due to an $8.9 million increase in net costs related to corporate activities and an increase of approximately $17.0 million in costs related to our self insurance programs that are not expected to recur in the future, offset by improvement in the impact of foreign exchange activity of $18.7 million. In 2004, we anticipate corporate costs will continue to trend upward primarily due to compliance related expenditures.

SG&A expenses for 2002 were $811.5 million, an increase of $56.4 million, or 7.5%, compared with 2001. This increase was primarily due to the impact of the weakening U.S. dollar resulting in increased foreign exchange losses of $14.8 million, increased depreciation of the cost associated with the now substantially completed implementation of SAP R/3, an enterprise-wide accounting and business application software system, of $15.2 million, and our strategy not to significantly reduce our work force to match current market activity levels.

Reversals of Restructuring Charge

In October 2000, our Board of Directors approved a plan to substantially exit the oil and natural gas exploration business and we recorded restructuring charges of $29.5 million, consisting of $5.5 million of severance, $7.8 million for costs to settle contractual obligations and a $16.2 million loss for the write-off of our undeveloped exploration properties in certain foreign jurisdictions. The severance charges were for approximately 50 employees, all of which have been terminated as of December 31, 2003. All of the accrued severance has been paid as of December 31, 2003.

Included in the costs to settle contractual obligations was $1.1 million related to an oil and natural gas property in Angola. The property was sold in 2003 and we reversed the liability related to this contractual obligation. Also included in the costs to settle contractual obligations was $4.5 million for the minimum amount of our share of project costs relating to our interest in an oil and natural gas property in Colombia. After unsuccessful attempts to negotiate a settlement with our joint venture partner, we decided to abandon further involvement in this project. Subsequently, in 2001, a third party agreed to assume the remaining obligations in exchange for our interest in the project. Accordingly, we reversed $4.2 million related to this obligation. All contractual obligations associated with this plan have been paid as of December 31, 2003.

Impairment of Investment in Affiliate

As a result of the continuing weakness in the seismic industry, we evaluated the carrying value of our investment in WesternGeco and recorded an impairment loss of $45.3 million in 2003 to write-down the investment to its fair value. The fair value was determined using a combination of a market value and discounted cash flows approach. We were assisted in the determination of the fair value by an independent third party. Although not anticipated, further declines in the fair value of the investment in WesternGeco would result in additional impairments. We cannot predict if additional impairments of our investment in WesternGeco will be necessary in the future because the environment in the seismic industry continues to be uncertain.

Equity in Income (Loss) of Affiliates

Equity in income (loss) of affiliates relates to our share of the income (loss) of affiliates accounted for using the equity method of accounting. Our most significant equity method investment is our 30% interest in WesternGeco. During 2003, the operating results of WesternGeco continued to be adversely affected by the continuing weakness in the seismic industry. As a result of this weakness, WesternGeco recorded certain impairment and restructuring charges of $452.0 million for impairment of its multiclient seismic library and rationalization of its marine seismic fleet. Our portion of these charges was $135.7 million and is recorded in equity in income (loss) of affiliates.

Equity in income (loss) of affiliates decreased $115.5 million for 2002 compared with 2001. The decrease is primarily related to a $300.7 million restructuring charge recorded by WesternGeco for impairment of its multiclient library, reductions in workforce, closing land-based seismic operations in the U.S. lower 48 states and Canada and reducing its marine seismic fleet. Our portion of this charge was $90.2 million and was recorded in equity in income (loss) of affiliates.

Operating results for WesternGeco are expected to improve in 2004; however, based on the trend of operating losses and weakness in the seismic industry in prior years, there is uncertainty regarding the future operating performance of WesternGeco.

Included in equity in income (loss) of affiliates for 2001 was $7.9 million related to the amortization of goodwill associated with equity method investments. In conjunction with the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, we discontinued the amortization of goodwill associated with equity method investments effective January 1, 2002.

Interest Expense

Interest expense for 2003 decreased $8.0 million compared with 2002 due to lower total debt levels, lower weighted average interest rates on our commercial paper and money market borrowings and increased amortization of deferred gains related to terminated interest rate swap agreements. Total debt levels decreased $63.4 million primarily due to the repayment of $100.0 million of long-term debt in February 2003. The approximate weighted average interest rate on our commercial paper and money market borrowings was 1.2% in 2003 compared with 1.8% for 2002. The amortization of deferred gains related to terminated interest rate swap agreements reduced interest expense by $9.9 million in 2003 compared with $6.0 million in 2002.

Interest expense for 2002 decreased $15.2 million compared with 2001 due to lower total debt levels resulting from cash flows from operations coupled with lower weighted average interest rates on our short-term debt, commercial paper and interest rate swaps. The approximate weighted average interest rate on short-term debt and commercial paper was 1.8% for 2002 compared with 4.0% for 2001.

Income Taxes

Our effective tax rates differ from the statutory income tax rate of 35% due to state income taxes, differing rates of tax on international operations and higher taxes within the WesternGeco venture.

During 2003, we recognized an incremental effect of $36.3 million of additional taxes attributable to our portion of the operations of WesternGeco. Of this amount, $15.9 million related to the reduction in the carrying value of our equity investment in WesternGeco for which there was no tax benefit. The remaining $20.4 million arose from operations of the venture due to: (i) the venture being taxed in certain foreign jurisdictions based on a deemed profit basis, which is a percentage of revenues rather than profits and (ii) unbenefitted foreign losses of the venture, which are operating losses and impairment and restructuring charges in certain foreign jurisdictions where there was no current tax benefit and where a deferred tax asset was not recorded due to the uncertainty of realization. In 2002 and 2001, the amount of additional taxes resulting from operations of the venture was $40.2 million and $14.8 million, respectively.

During 2003, a current year benefit of $3.3 million was recognized as the result of various refund claims filed in the U.S. During 2002, a $14.4 million benefit was recognized as the result of the settlement of an IRS examination related to our September 30, 1996 through September 30, 1998 tax years. In 2001, a benefit of $23.5 million was recognized as a result of the settlement of the IRS examination of certain 1994 through 1997 pre-acquisition tax returns and related refund claims of Western Atlas Inc.

Our tax filings for various periods are subjected to audit by tax authorities in most jurisdictions where we conduct business. These audits may result in assessments of additional taxes that are resolved with the authorities or potentially through the courts. We believe that these assessments may occasionally be based on erroneous and even arbitrary interpretations of local tax law. We have received tax assessments from various taxing authorities and are currently at varying stages of appeals and /or litigation regarding these matters. We have provided for the amounts we believe will ultimately result from these proceedings. We believe we have substantial defenses to the questions being raised and will pursue all legal remedies should an unfavorable outcome result. However, resolution of these matters involves uncertainties and there are no assurances that the outcomes will be favorable.

Cumulative Effect of Accounting Change

On January 1, 2003, we adopted SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets. SFAS No. 143 requires that the fair value of a liability associated with an asset retirement obligation ("ARO") be recognized in the period in which it is incurred if a reasonable estimate can be made. The liability for the ARO is revised each subsequent period due to the passage of time and changes in estimates. The associated retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently depreciated over the estimated useful life of the asset.

The adoption of SFAS No. 143 in 2003 resulted in a charge of $5.6 million, net of tax of $2.8 million, recorded as the cumulative effect of accounting change in the consolidated statement of operations. In conjunction with the adoption, we recorded ARO liabilities of $11.4 million primarily for anticipated costs of obligations associated with the future disposal of power source units at certain of our divisions and refurbishment costs associated with certain leased facilities in Europe and with a fleet of leased railcars and tanks.

On January 1, 2002, we adopted SFAS No. 142, *Goodwill and Other Intangible Assets*. The adoption of SFAS No. 142 required us to cease amortizing goodwill and to perform a transitional test of goodwill in each of our reporting units as of January 1, 2002. The reporting units were based on our organizational and reporting structure. Corporate and other assets and liabilities were allocated to the reporting units to the extent that they related to the operations of these reporting units. Valuations of the reporting units were performed by an independent third party. The goodwill in both the EIMCO and BIRD operating divisions of the former Process segment was determined to be impaired using a combination of a market value and discounted cash flows approach to estimate fair value. Accordingly, we recognized transitional impairment losses of $42.5 million, net of tax of $20.4 million in 2002 as the cumulative effect of accounting change in the consolidated statement of operations.

Liquidity and Capital Resources

Our objective in appropriately financing our business is to maintain adequate financial resources and access to additional liquidity. During the last three years, cash flows from operations have been our principal source of funding. We anticipate that this trend will continue in 2004. We also have a $500.0 million three-year committed revolving credit facility that would provide an ample source of back-up liquidity that would be available in the event of an unanticipated significant demand on cash flow that could not be funded by operations or short-term borrowings.

Our capital planning process is focused on utilizing cash flows generated from operations in ways that enhance the value of the Company. In 2003, we used cash for a mix of activities including working capital needs, payment of dividends, repayment of debt, repurchase of common stock and capital expenditures. In 2004, we expect that this trend will continue, as we do not anticipate any additional material demands, commitments or other events that would require significant outlays of cash.

Cash Flows

Cash flows provided (used) by continuing operations by type of activity were as follows for the years ended December 31:

	2003	2002	2001
Operating activities	$ 660.9	$ 628.7	$ 653.0
Investing activities	(362.0)	(280.9)	(239.4)
Financing activities	(342.5)	(313.6)	(474.0)

Cash flow statements for companies with international operations that are local currency functional exclude the effects of the changes in foreign currency exchange rates that occur during any given year, as these are considered to be noncash changes and, as such, changes reflected in certain accounts on the cash flow statements may not reflect the changes in corresponding accounts on the consolidated balance sheets. During 2003, 2002 and 2001, these changes in foreign currency exchange rates were significant and resulted in corresponding changes in the foreign currency translation adjustment account.

During 2003, we revised our capital expenditure reporting procedures for certain rental tools and engineering prototype tools. Previously, amounts for these items were reported as transfers from inventory to property, plant and equipment; however, they will now be reported as capital expenditures. In addition, depreciation related to certain of these tools that had not previously been included in total depreciation and amortization expense is now included in this caption. The consolidated statements of cash flows for the years ended December 31, 2002 and 2001 have been reclassified to give effect to this change. There was no impact to the consolidated statements of operations or the consolidated balance sheets for any of the periods presented.

Operating Activities

Cash flows from operating activities have been relatively consistent during the last three years and we expect this trend to continue in 2004. We attribute the stability in our cash flow to successful management of working capital and consistent levels of income from continuing operations adjusted for non-cash items.

Cash flows from operating activities from continuing operations increased $32.2 million in 2003 compared with 2002. The primary reason for this increase was improved operating performance, attributable to our increased revenues. In addition, working capital decreased with the effect of increasing cash flows from operating activities.

The underlying drivers of the changes in working capital are as follows:

- An increase in accounts receivable in 2003 used $15.4 million in cash. This was due to increases in revenue offset by a reduction in days sales outstanding (defined as the average number of days our accounts receivable are outstanding) of approximately two days.

- A decrease in inventory in 2003 provided $21.5 million in cash as we increased our focus on improving the utilization of inventory on hand.
- An increase in accounts payable and accrued compensation and other accrued liabilities provided $31.8 million in cash. This was due to increased activity, increased employee compensation accruals, better management of our accounts payable and increased accruals for our self insurance programs. These changes were partially offset by $59.8 million more in income tax payments in 2003 compared with 2002.

Our pension contributions in 2003 were approximately $28.0 million, an increase of approximately $19.0 million compared with the prior year, due to the formation of a new U.S. pension plan in 2002. In 2004, we expect pension contributions to increase and to be between $35.0 million and $40.0 million.

Cash flows from operating activities from continuing operations decreased $24.3 million in 2002 compared with 2001 primarily due to decreased operating performance attributable to our decreased revenues. In addition, working capital increased with the effect of decreasing cash flows from operating activities.

The underlying drivers of the changes in working capital are as follows:

- A decrease in accounts receivable in 2002 provided $87.2 million in cash primarily due to decreases in revenues as days sales outstanding remained unchanged in 2002 compared with 2001.
- A decrease in inventory in 2002 provided $17.5 million in cash as we increased our focus on improving the utilization of inventory on hand.
- A decrease in accounts payable and accrued compensation and other accrued liabilities in 2002 used $219.5 million in cash. This was due to decreased activity, decreased employee compensation accruals and the payment of $31.0 million more in income taxes in 2002 compared with 2001.

Investing Activities

Our principal recurring investing activity is the funding of capital expenditures to improve the productivity of operations. Expenditures for capital assets totaled $405.2 million, $356.4 million and $326.0 million for 2003, 2002 and 2001, respectively. The increase in capital expenditures in 2003 compared with 2002 is due to expenditures necessary to support our growth and operations. The majority of these expenditures were for machinery and equipment and rental tools.

We made two acquisitions in 2003 having an aggregate purchase price of $16.9 million, of which $9.5 million was paid in cash. As a result of these acquisitions, we recorded approximately $3.9 million of goodwill and $9.6 million of intangible assets through December 31, 2003. The purchase prices are allocated based on fair values of the acquisitions and may be subject to change based on the final determination of the purchase price allocation. In addition, during 2003, we invested $38.1 million in affiliates, of which $30.1 million related to the Company's 50% interest in the QuantX Wellbore Instrumentation venture, which is engaged in the permanent in-well monitoring market.

During 2002, we made three acquisitions having an aggregate cash purchase price of $39.7 million, net of cash acquired. As a result of these acquisitions, we recorded approximately $28.4 million of goodwill. In addition, during 2002, we invested $16.5 million in Luna Energy, L.L.C. ("Luna Energy"), a venture formed to develop, manufacture, commercialize, sell, market and distribute downhole fiber optic and other sensors for oil and natural gas exploration, production, transportation and refining applications. We have a 40% ownership interest in Luna Energy and account for this investment using the equity method of accounting.

In 2003, we completed the sale of our interest in an oil producing property in West Africa for $32.0 million in proceeds. We received a deposit of $10.0 million in 2002 and the remaining $22.0 million in 2003. During 2002, we also disposed of our EIMCO division for $48.9 million in proceeds. We received $44.0 million in proceeds in 2002, with the remainder of the sales price held in escrow pending completion of final adjustments of the purchase price. In 2003, all purchase price adjustments were completed, resulting in the release of the escrow balance. We received $2.0 million and $2.9 million was returned to the buyer.

Proceeds from disposal of assets were $66.8 million, $77.7 million and $77.6 million for 2003, 2002 and 2001, respectively. These disposals relate to machinery, rental tools and equipment no longer used in operations that were sold throughout the year.

In January 2004, we completed the sale of BIRD and received $5.6 million in proceeds, which is subject to adjustment pending final completion of the purchase price. In addition, in February 2004, we completed the sale of our minority interest in Petreco International and received proceeds of $35.8 million, of which $7.4 million is held in escrow pending the outcome of potential indemnification obligations pursuant to the sales agreement. We do not believe the transaction is material to our financial condition or results of operations.

Financing Activities

We had net borrowings of commercial paper and other short-term debt of $4.5 million during 2003 compared with net repayments of $163.7 million and $67.9 million in 2002 and 2001, respectively. We also repaid the $100.0 million 5.8% Notes due February 2003. The repayment was funded with cash on hand, cash flow from operations and the issuance of commercial paper.

Total debt outstanding at December 31, 2003 was $1,484.4 million, a decrease of $63.4 million compared with December 31, 2002. The total debt to total capitalization (defined as total debt plus stockholders' equity) ratio was 0.31 at December 31, 2003 and 2002.

At different times during 2003, we entered into three separate interest rate swap agreements, each for a notional amount of $325.0 million, associated with our 6.25% Notes due January 2009. These agreements had been designated and had qualified as fair value hedging instruments. Due to our outlook for interest rates, we terminated the three agreements and received payments totaling $26.9 million. Each of the three agreements was terminated prior to entering into a new agreement. The deferred gains are being amortized as a reduction of interest expense over the remaining life of the underlying debt security, which matures in January 2009.

During 2002, we terminated two interest rate swap agreements that had been entered into in prior years. These agreements had been designated and had qualified as fair value hedging instruments. Upon termination, we received proceeds totaling $15.8 million. The deferred gains of $4.8 million and $11.0 million are being amortized as a reduction of interest expense over the remaining lives of the underlying debt securities, which mature in June 2004 and January 2009, respectively.

We received proceeds of $61.8 million, $38.3 million and $50.1 million from the issuance of common stock in 2003, 2002 and 2001, respectively, from the exercise of stock options and the issuance of stock through our employee stock purchase plan.

During 2002, we were authorized by our Board of Directors to repurchase up to $275.0 million of our common stock. During 2003, we repurchased 6.3 million shares at an average price of $28.78 per share, for a total of $181.4 million. During 2002, we repurchased 1.8 million shares at an average price of $27.52 per share, for a total of $49.1 million. Upon repurchase, the shares were retired.

We paid dividends of $154.3 million, $154.9 million and $154.4 million in 2003, 2002 and 2001, respectively.

Available Credit Facilities

At December 31, 2003, we had $930.2 million of credit facilities with commercial banks, of which $500.0 million is a three-year committed revolving credit facility (the "facility") that expires in July 2006. The facility contains certain covenants which, among other things, require the maintenance of a funded indebtedness to total capitalization ratio (a defined formula per the facility) of less than or equal to 0.50, limit the amount of subsidiary indebtedness and restrict the sale of significant assets, defined as 10% or more of total consolidated assets. At December 31, 2003, we were in compliance with all the facility covenants, including the funded indebtedness to total capitalization ratio, which was 0.30. There were no direct borrowings under the facility during the year ended December 31, 2003; however, to the extent we have outstanding commercial paper, our ability to borrow under the facility is reduced. At December 31, 2003, we had no outstanding commercial paper.

If market conditions were to change and revenues were to be significantly reduced or operating costs could not be controlled, our cash flows and liquidity could be reduced. Additionally, it could cause the rating agencies to lower our credit rating. We do not have any ratings triggers in the facility that would accelerate the maturity of any borrowings under the facility. However, a downgrade in our credit ratings could increase the cost of borrowings under the facility. Also, a downgrade in our credit ratings could limit or preclude our ability to issue commercial paper. Should this occur, we would seek alternative sources of funding, including borrowing under the facility.

Cash Requirements

We believe operating cash flows combined with short-term borrowings, as needed, will provide us with sufficient capital resources and liquidity to manage our operations, meet contractual obligations, fund capital expenditures, repurchase common stock and support the development of our short-term and long-term operating strategies.

We currently expect that 2004 capital expenditures will be between $320.0 million and $340.0 million, excluding acquisitions. The expenditures are expected to be used primarily for normal, recurring items necessary to support the growth of our business and operations.

In 2004, we will repay the $100.0 million 8% Notes due May 2004 and the $250.0 million 7.875% Notes due June 2004. These repayments are expected to be funded with one or more of the following: cash flows from operations, available cash on hand and commercial paper borrowings. In 2004, we also expect to make interest payments of approximately $85.0 million to $95.0 million. This is based on our current expectations of debt levels during 2004.

We have authorization remaining to repurchase up to $44.5 million in common stock. We may continue to repurchase our common stock in 2004 depending on the price of our common stock, our liquidity and other considerations. We anticipate paying dividends of $0.46 per share of common stock in 2004. However, our Board of Directors is free to change the dividend policy at any time.

During 2004, we estimate that we will contribute approximately $35.0 million to $40.0 million to our pension plans and make benefit payments related to post retirement welfare plans of approximately $14.0 million.

We anticipate making income tax payments of approximately $150.0 million to $180.0 million in 2004.

We do not believe that there are any other material trends, demands, commitments, events or uncertainties that would have, or are reasonably likely to have, a material impact on our financial condition and liquidity. Other than previously discussed, we currently have no information that would create a reasonable likelihood that the reported levels of revenues and cash flows from operations in 2003 are not indicative of what we can expect in the future.

The following table summarizes our aggregate contractual cash obligations as of December 31, 2003 (in millions):

		Payments Due by Period			
(In millions)	Total	Less Than 1 year	1 – 3 Years	4 – 5 Years	After 5 Years
Total debt[1]	$ 1,464.0	$ 350.4	$ 38.6	$ –	$ 1,075.0
Operating leases	300.3	67.3	92.7	34.0	106.3
Purchase obligations[2]	102.0	80.2	17.3	4.3	0.2
Other long–term liabilities reflected on balance sheet under GAAP[3]	28.2	4.8	12.8	8.8	1.8
Total	$ 1,894.5	$ 502.7	$ 161.4	$ 47.1	$ 1,183.3

(1) Amounts represent the expected cash payments for our long-term debt and do not include any unamortized discounts, deferred issuance costs or deferred gains on terminated interest rate swap agreements.

(2) Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable at anytime without penalty.

(3) Amounts represent other long-term liabilities reflected in our consolidated balance sheet where both the timing and amount of payment streams are known. Amounts include: payments for certain environmental remediation liabilities, payments for deferred compensation, payouts under acquisition agreements and payments for certain asset retirement obligations. Amounts do not include: payments for pension contributions and payments for various of postretirement welfare benefit plans and postemployment benefit plans, as such amounts have not been determined beyond 2004.

Off-Balance Sheet Arrangements

In the normal course of business with customers, vendors and others, we are contingently liable for performance under letters of credit and other bank issued guarantees which totaled approximately $284.9 million at December 31, 2003. In addition, at December 31, 2003, we have guaranteed debt and other obligations of third parties totaling up to $34.1 million, including $15.0 million relating to Petreco. This guarantee was terminated in conjunction with the sale of Petreco in February 2004.

Other than normal operating leases, we do not have any off-balance sheet financing arrangements such as securitization agreements, liquidity trust vehicles, synthetic leases or special purpose entities. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such financing arrangements.

New Accounting Standards

Effective January 1, 2003, we adopted SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets. SFAS No. 143 requires that the fair value of a liability associated with an asset retirement obligation ("ARO") be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The liability for the ARO is revised each subsequent period due to the passage of time and changes in estimates. The associated retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently depreciated over the life of the asset.

The adoption of SFAS No. 143 in 2003 resulted in a charge of $5.6 million, net of tax of $2.8 million, recorded as the cumulative effect of accounting change in the consolidated statement of operations. In conjunction with the adoption, we recorded ARO liabilities of $11.4 million primarily for anticipated costs of obligations associated with the future disposal of power source units at certain of our divisions and refurbishment costs associated with certain leased facilities in Europe and with a fleet of leased railcars and tanks.

In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. FIN 45 requires disclosures by a guarantor in its financial statements about obligations under certain guarantees that it has issued and requires a guarantor to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The adoption of the provisions of FIN 45 relating to the initial recognition and measurement of guarantor liabilities, which were effective for qualifying guarantees entered into or modified after December 31, 2002, did not have an impact on our consolidated financial statements. We adopted the new disclosure requirements in 2002.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), *Consolidation of Variable Interest Entities*. An entity is subject to the consolidation rules of FIN 46 and is referred to as a variable interest entity ("VIE") if the entity's equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its operations without additional financial support. In December 2003, the FASB issued modifications to FIN 46 ("FIN 46R"), resulting in multiple effective dates based on the nature as well as the creation date of a VIE. We are completing our evaluation of the provisions of the original FIN 46 and FIN 46R and do not expect the adoption to have an impact on our consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, with some exceptions for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 on July 1, 2003 had no impact on our consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*, which modifies the accounting for certain financial instruments. SFAS No. 150 requires that these financial instruments be classified as liabilities and applies immediately for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 on July 1, 2003 had no impact on our consolidated financial statements.

In December 2003, the FASB revised SFAS No. 132, *Employers' Disclosures about Pensions and Other Postretirement Benefits*. The new SFAS No. 132 requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans, of which certain disclosures are not required until 2004. We have adopted the disclosure requirements that were effective for 2003.

In January 2004, the FASB issued FASB Staff Position No. FAS 106-1 ("FSP 106-1"), *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003*, which provides temporary guidance concerning the recently enacted Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"). SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*, requires presently enacted changes in laws that will take effect in future periods to be taken into account in measuring current period postretirement benefit cost and the accumulated projected benefit obligation ("APBO"). FSP 106-1 allows companies that sponsor affected postretirement benefit plans to elect to defer recognizing the effects of the Act on postretirement benefit expense and on the APBO pursuant to SFAS No. 106. We have elected to defer accounting for the effects of the Act until 2004.

Related Party Transactions

In conjunction with the formation of WesternGeco in November 2000, we entered into an agreement with Schlumberger whereby a cash true-up payment will be made by either of the parties based on a formula comparing the ratio of the net present value of sales revenue from each party's contributed multiclient seismic libraries during the four-year period ending November 30, 2004 and the ratio of the net book value of those libraries as of November 30, 2000. The maximum payment that either party will be required to make as a result of this adjustment is $100.0 million. In the event that future sales from the contributed libraries continue in the same relative percentages incurred through December 31, 2003, we currently estimate that Schlumberger will make a payment to us in the range of $5.0 million to $10.0 million. Any payment to be received by us will be recorded as an adjustment to the carrying value of our investment in WesternGeco. In November 2000, we also entered into an agreement with WesternGeco whereby WesternGeco subleased a facility from us for a period of ten years at then current market rates. In 2003 and 2002, we received payments of $5.0 million and $5.5 million, respectively, from WesternGeco related to this lease. In conjunction with the formation of WesternGeco, we transferred a lease on a seismic vessel to the venture. We were the sole guarantor of this lease obligation. During 2003, the lease and guarantee were terminated as a result of the purchase of the seismic vessel by WesternGeco.

At December 31, 2003 and 2002, net accounts receivable from affiliates totaled $0.7 million and $16.1 million, respectively. There were no other significant related party transactions.

Forward-Looking Statements

MD&A and certain statements in the Notes to Consolidated Financial Statements include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, (each a "Forward-Looking Statement"). The words "anticipate," "believe," "ensure,""expect," "if," "intend," "estimate," "project," "forecasts," "outlook," "aim," "will," "could," "should," "would," "may," "likely" and similar expressions, and the negative thereof, are intended to identify forward-looking statements. Our expectations regarding our business outlook, customer spending, oil and natural gas prices and our business environment and the industry in general are only our forecasts regarding these matters. These forecasts may be substantially different from actual results, which are affected by the following risk factors: the level of petroleum industry exploration and production expenditures; drilling rig and oil and natural gas industry manpower and equipment availability; our ability to implement and effect price increases for our products and services; our ability to control our costs; the availability of sufficient raw materials, manufacturing capacity and subcontracting capacity at forecasted costs to meet our revenue goals; the effect of competition, particularly our ability to introduce new technology on a forecasted schedule and at forecasted costs; the ability of our competitors to capture market share; our ability to retain or increase our market share; potential impairment of long–lived assets; world economic conditions; the price of, and the demand for, crude oil and natural gas; drilling activity; seasonal and other weather conditions that affect the demand for energy and severe weather conditions, such as hurricanes, that affect exploration and production activities; the legislative and regulatory environment in the U.S. and other countries in which we operate; outcome of government and internal investigations and legal proceedings; OPEC policy and the adherence by OPEC nations to their production quotas; war, military action or extended period of international conflict, particularly involving the U.S., Middle East or other major petroleum-producing or consuming regions; any future acts of war, armed conflicts or terrorist activities; civil unrest or in-country security concerns where we operate; expropriation; the development of technology by us or our competitors that lowers overall finding and development costs; new laws and regulations that could have a significant impact on the future operations and conduct of all businesses; labor-related actions, including strikes, slowdowns and facility occupations; the condition of the capital and equity markets in general; adverse foreign exchange fluctuations and adverse changes in the capital markets in international locations where we operate; and the timing of any of the foregoing. See "Key Risk Factors" for a more detailed discussion of certain of these risk factors.

Our expectations regarding our level of capital expenditures described in "Liquidity and Capital Resources" are only our forecasts regarding these matters. In addition to the factors described in the previous paragraph, in "Business Environment," and in "Item 1. Business-Environmental Matters," these forecasts may be substantially different from actual results, which are affected by the following factors: the accuracy of our estimates regarding our spending requirements; regulatory, legal and contractual impediments to spending reduction measures; the occurrence of any unanticipated acquisition or research and development opportunities; changes in our strategic direction; and the need to replace any unanticipated losses in capital assets.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks that are inherent in our financial instruments that arise in the normal course of business. We may enter into derivative financial instrument transactions to manage or reduce market risk but do not enter into derivative financial instrument transactions for speculative purposes. A discussion of our primary market risk exposure in financial instruments is presented below.

Indebtedness

We are subject to interest rate risk on our long-term fixed interest rate debt. Commercial paper borrowings, other short-term borrowings and variable rate long-term debt do not give rise to significant interest rate risk because these borrowings either have maturities of less than three months or have variable interest rates. All other things being equal, the fair market value of debt with a fixed interest rate will increase as interest rates fall and will decrease as interest rates rise. This exposure to interest rate risk is managed by borrowing money that has a variable interest rate or using interest rate swaps to change fixed interest rate borrowings to variable interest rate borrowings.

At December 31, 2003, we had fixed rate debt aggregating $1,425.6 million and variable rate debt aggregating $38.4 million. The following table sets forth, as of December 31, 2003 and 2002, the principal cash flow requirements for our indebtedness, which bear a fixed rate of interest and are denominated in U.S. Dollars, and the related weighted average effective interest rates by expected maturity dates (dollar amounts in millions).

(Dollar amounts in millions)	2003	2004	2005	2006	2007	2008	Thereafter	Total
As of December 31, 2003:								
Long-term debt[1]	$ –	$ 350.4	$ –	$ 0.2	$ –	$ –	$ 1,075.0	$ 1,425.6
Weighted average effective interest rates		7.21%[2]		6.12%			6.16%[2]	6.41%[2]
As of December 31, 2002:								
Long-term debt[1]	$ 100.3	$ 350.3	$ 0.1	$ 0.2	$ –	$ –	$ 1,075.0	$ 1,525.9
Weighted average effective interest rates	6.08%	7.22%[2]	4.15%	6.50%			6.71%[2]	6.79%[2]

[1] Fair market value of fixed rate long-term debt was $1,570.8 million at December 31, 2003 and $1,679.9 million at December 31, 2002.

[2] Includes the effect of the amortization of deferred gains on terminated interest rate swap agreements.

Interest Rate Swap Agreements

At different times during 2003, we entered into three separate interest rate swap agreements, each for a notional amount of $325.0 million, associated with our 6.25% Notes due January 2009. These agreements had been designated and had qualified as fair value hedging instruments. Due to our outlook for interest rates, we terminated the three agreements and received payments totaling $26.9 million. Each of the three agreements was terminated prior to entering into a new agreement. The deferred gains are being amortized as a reduction of interest expense over the remaining life of the underlying debt security, which matures in January 2009.

During 2002, we terminated two interest rate swap agreements that had been entered into in prior years. These agreements had been designated and had qualified as fair value hedging instruments. Upon termination, we received proceeds totaling $15.8 million. The deferred gains of $4.8 million and $11.0 million are being amortized as a reduction of interest expense over the remaining lives of the underlying debt securities, which mature in June 2004 and January 2009, respectively.

Foreign Currency and Foreign Currency Forward Contracts

We conduct operations around the world in a number of different currencies. The majority of our significant foreign subsidiaries have designated the local currency as their functional currency. As such, future earnings are subject to change due to changes in foreign currency exchange rates when transactions are denominated in currencies other than our functional currencies. To minimize the need for foreign currency forward contracts to hedge this exposure, our objective is to manage foreign currency exposure by maintaining a minimal consolidated net asset or net liability position in a currency other than the functional currency.

At December 31, 2003, we had entered into several foreign currency forward contracts with notional amounts aggregating $62.5 million to hedge exposure to currency fluctuations in various foreign currencies, including the British Pound Sterling, the Norwegian Krone, the Euro, the Brazilian Real and the Argentine Peso. The contracts are designated and qualify as fair value hedging instruments. Based on quoted market prices as of December 31, 2003 for contracts with similar terms and maturity dates, we recorded a gain of $1.5 million to adjust these foreign currency forward contracts to their fair market value. This gain offsets designated foreign exchange losses resulting from the underlying exposures and is included in selling, general and administrative expense in the consolidated statement of operations.

At December 31, 2002, we had entered into a foreign currency forward contract with a notional amount of $20.0 million to hedge exposure to fluctuations in the British Pound Sterling. The contract was a cash flow hedge. Based on year-end quoted market prices for contracts with similar terms and maturity dates, no asset or liability was recorded as the forward price was substantially the same as the contract price.

The counterparties to the forward contracts are major financial institutions. The credit ratings and concentration of risk of these financial institutions are monitored on a continuing basis. In the unlikely event that the counterparties fail to meet the terms of a foreign currency contract, our exposure is limited to the foreign currency rate differential.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Management Report of Financial Responsibilities

The management of Baker Hughes Incorporated is responsible for the preparation and integrity of the accompanying consolidated financial statements and all other information contained in this annual report on Form 10-K. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and include amounts that are based on management's informed judgments and estimates.

In fulfilling its responsibilities for the integrity of financial information, management maintains and relies on the Company's system of internal control. This system includes written policies, an organizational structure providing division of responsibilities, the selection and training of qualified personnel and a program of financial and operational reviews by a professional staff of corporate auditors. The system is designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and accounting records are reliable as a basis for the preparation of the consolidated financial statements. The concept of reasonable assurance is based on the recognition that there are inherent limitations in all systems of internal control, and that the cost of such systems should not exceed the benefits to be derived there from. Management believes that, as of December 31, 2003, the Company's internal control system provides reasonable assurance that material errors or irregularities will be prevented or detected within a timely period and is cost effective.

Management has also established and maintains a system of disclosure controls designed to provide reasonable assurance that information required to be disclosed is accumulated and reported in an accurate and timely manner. A Disclosure Control and Internal Control Committee is in place to oversee this process and management believes that these controls are effective.

Management recognizes its responsibility for fostering a strong ethical climate so that the Company's affairs are conducted according to the highest standards of personal and corporate conduct. This responsibility is characterized and reflected in the Company's Business Code of Conduct which is distributed throughout the Company. Management maintains a systematic program to assess compliance with the policies included in the Business Code of Conduct.

The Board of Directors, through its Audit/Ethics Committee composed solely of nonemployee directors, reviews the Company's financial reporting, accounting and ethical practices. In 2003, the Audit/Ethics Committee engaged the Company's independent public accountants, Deloitte & Touche LLP, and approved their fee arrangements. It meets periodically with the independent public accountants, management and the corporate auditors to review the work of each and the propriety of the discharge of their responsibilities. The independent public accountants and the corporate auditors have full and free access to the Audit/Ethics Committee, without management present, to discuss auditing and financial reporting matters.

Michael E. Wiley
Chairman and
Chief Executive Officer

G. Stephen Finley
Senior Vice President –
Finance and Administration,
and Chief Financial Officer

Alan J. Keifer
Vice President and
Controller

INDEPENDENT AUDITORS' REPORT

Stockholders of Baker Hughes Incorporated:

We have audited the accompanying consolidated balance sheets of Baker Hughes Incorporated and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule II, valuation and qualifying accounts. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Baker Hughes Incorporated and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As described in Note 1 to the consolidated financial statements: effective as of January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, which established new accounting and reporting standards for asset retirement obligations; effective as of January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, which established new accounting and reporting standards for the recording, amortization and impairment of goodwill and other intangibles; and effective as of January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, as amended, which established new accounting and reporting standards for derivative instruments and hedging activities.

Deloitte & Touche LLP

Houston, Texas
February 11, 2004

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share amounts)	Year Ended December 31, 2003	2002	2001
Revenues	$ 5,292.8	$ 4,901.7	$ 5,037.6
Costs and expenses:			
Cost of revenues	3,854.9	3,525.2	3,564.5
Selling, general and administrative	830.1	811.5	755.1
Impairment of investment in affiliate	45.3	–	–
Reversals of restructuring charge	(1.1)	–	(4.2)
Gain on disposal of assets	–	–	(2.4)
Total	4,729.2	4,336.7	4,313.0
Operating income	563.6	565.0	724.6
Equity in income (loss) of affiliates	(137.8)	(69.7)	45.8
Interest expense	(103.1)	(111.1)	(126.3)
Interest income	5.5	5.3	11.9
Income from continuing operations before income taxes	328.2	389.5	656.0
Income taxes	(148.1)	(159.9)	(223.6)
Income from continuing operations	180.1	229.6	432.4
Income (loss) from discontinued operations, net of tax	(45.6)	(18.2)	6.3
Income before extraordinary loss and cumulative effect of accounting change	134.5	211.4	438.7
Extraordinary loss, net of tax	–	–	(1.5)
Cumulative effect of accounting change, net of tax	(5.6)	(42.5)	0.8
Net income	$ 128.9	$ 168.9	$ 438.0
Basic earnings per share:			
Income from continuing operations	$ 0.54	$ 0.68	$ 1.29
Income (loss) from discontinued operations	(0.14)	(0.06)	0.02
Extraordinary loss	–	–	–
Cumulative effect of accounting change	(0.02)	(0.12)	–
Net income	$ 0.38	$ 0.50	$ 1.31
Diluted earnings per share:			
Income from continuing operations	$ 0.54	$ 0.68	$ 1.28
Income (loss) from discontinued operations	(0.14)	(0.06)	0.02
Extraordinary loss	–	–	–
Cumulative effect of accounting change	(0.02)	(0.12)	–
Net income	$ 0.38	$ 0.50	$ 1.30

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

(In millions, except par value)	December 31, 2003	December 31, 2002
Assets		
Current Assets:		
Cash and cash equivalents	$ 98.4	$ 143.9
Accounts receivable – less allowance for doubtful accounts: December 31, 2003, $62.8; December 31, 2002, $67.2	1,149.2	1,101.9
Inventories	1,023.6	996.5
Deferred income taxes	170.8	134.2
Other current assets	58.3	69.7
Assets of discontinued operations	23.6	122.1
Total current assets	2,523.9	2,568.3
Investments in affiliates	691.3	872.0
Property – less accumulated depreciation: December 31, 2003, $2,238.9; December 31, 2002, $1,896.4	1,402.4	1,343.2
Goodwill	1,239.4	1,226.6
Intangible assets – less accumulated amortization: December 31, 2003, $55.8; December 31, 2002, $44.8	163.4	135.5
Other assets	281.8	255.2
Total assets	$ 6,302.2	$ 6,400.8
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 387.6	$ 377.1
Short-term borrowings and current portion of long-term debt	351.4	123.5
Accrued employee compensation	278.9	247.9
Other accrued liabilities	257.3	256.4
Liabilities of discontinued operations	26.7	75.9
Total current liabilities	1,301.9	1,080.8
Long-term debt	1,133.0	1,424.3
Deferred income taxes	127.1	166.7
Pensions and postretirement benefit obligations	311.1	263.0
Other liabilities	78.7	68.8
Commitments and contingencies		
Stockholders' equity:		
Common stock, one dollar par value (shares authorized – 750.0; outstanding – 332.0 at December 31, 2003 and 335.8 at December 31, 2002)	332.0	335.8
Capital in excess of par value	2,998.6	3,111.6
Retained earnings	170.9	196.3
Accumulated other comprehensive loss	(151.1)	(246.5)
Total stockholders' equity	3,350.4	3,397.2
Total liabilities and stockholders' equity	$ 6,302.2	$ 6,400.8

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In millions, except per share amounts)	Common Stock	Capital in Excess of Par Value	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss): Foreign Currency Translation Adjustment	Accumulated Other Comprehensive Income (Loss): Pension Liability Adjustment	Total
Balance, December 31, 2000	$ 333.7	$ 3,065.7	$ (101.3)	$ (245.1)	$ (6.3)	$ 3,046.7
Comprehensive income:						
Net income			438.0			
Other comprehensive loss (net of tax of $(0.2) and $3.2, respectively)				(52.5)	(5.9)	
Total comprehensive income						379.6
Cash dividends ($0.46 per share)			(154.4)			(154.4)
Stock issued pursuant to employee stock plans	2.3	53.6				55.9
Balance, December 31, 2001	336.0	3,119.3	182.3	(297.6)	(12.2)	3,327.8
Comprehensive income:						
Net income			168.9			
Reclassifications included in net income due to sale of business				20.0		
Other comprehensive income (net of tax of $(0.2) and $15.7, respectively)				74.5	(31.2)	
Total comprehensive income						232.2
Cash dividends ($0.46 per share)			(154.9)			(154.9)
Stock issued pursuant to employee stock plans	1.6	39.6				41.2
Repurchase and retirement of common stock	(1.8)	(47.3)				(49.1)
Balance, December 31, 2002	335.8	3,111.6	196.3	(203.1)	(43.4)	3,397.2
Comprehensive income:						
Net income			128.9			
Reclassifications included in net income due to sale of business				17.7		
Other comprehensive income (net of tax of $0.3 and $5.3, respectively)				95.6	(17.9)	
Total comprehensive income						224.3
Cash dividends ($0.46 per share)			(154.3)			(154.3)
Stock issued pursuant to employee stock plans	2.5	62.1				64.6
Repurchase and retirement of common stock	(6.3)	(175.1)				(181.4)
Balance, December 31, 2003	$ 332.0	$ 2,998.6	$ 170.9	$ (89.8)	$ (61.3)	$ 3,350.4

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
(In millions)	2003	2002	2001
Cash flows from operating activities:			
Income from continuing operations	$ 180.1	$ 229.6	$ 432.4
Adjustments to reconcile income from continuing operations to net cash flows from operating activities:			
Depreciation and amortization	349.2	321.6	339.5
Provision (benefit) for deferred income taxes	(35.5)	(3.5)	77.1
Gain on disposal of assets	(30.1)	(45.8)	(34.9)
Impairment of investment in affiliate	45.3	–	–
Equity in (income) loss of affiliates	137.8	69.7	(45.8)
Change in accounts receivable	(15.4)	87.2	(81.8)
Change in inventories	21.5	17.5	(154.0)
Change in accounts payable	16.1	(57.0)	101.2
Change in accrued employee compensation and other accrued liabilites	15.7	(65.3)	101.4
Change in pensions and postretirement benefit obligations and other liabilities	(4.1)	18.0	(7.7)
Change in other assets and liabilities	(19.7)	56.7	(74.4)
Net cash flows from continuing operations	660.9	628.7	653.0
Net cash flows from discontinued operations	1.8	79.0	95.1
Net cash flows from operating activities	662.7	707.7	748.1
Cash flows from investing activities:			
Expenditures for capital assets	(405.2)	(356.4)	(326.0)
Acquisition of businesses, net of cash acquired	(9.5)	(39.7)	–
Investment in affiliate	(38.1)	(16.5)	–
Proceeds from sale of business and interest in affiliate	24.0	54.0	9.0
Proceeds from disposal of assets	66.8	77.7	77.6
Net cash flows from continuing operations	(362.0)	(280.9)	(239.4)
Net cash flows from discontinued operations	(0.1)	(2.2)	(16.7)
Net cash flows from investing activities	(362.1)	(283.1)	(256.1)
Cash flows from financing activities:			
Net borrowings (repayments) of commercial paper and other short-term debt	4.5	(163.7)	(67.9)
Repayment of indebtedness	(100.0)	–	(301.8)
Proceeds from termination of interest rate swap agreements	26.9	15.8	–
Proceeds from issuance of common stock	61.8	38.3	50.1
Repurchase of common stock	(181.4)	(49.1)	–
Dividends	(154.3)	(154.9)	(154.4)
Net cash flows from continuing operations	(342.5)	(313.6)	(474.0)
Net cash flows from discontinued operations	–	–	–
Net cash flows from financing activities	(342.5)	(313.6)	(474.0)
Effect of foreign exchange rate changes on cash	(3.6)	(5.8)	(3.7)
Increase (decrease) in cash and cash equivalent	(45.5)	105.2	14.3
Cash and cash equivalents, beginning of year	143.9	38.7	24.4
Cash and cash equivalents, end of year	$ 98.4	$ 143.9	$ 38.7
Income taxes paid	$ 188.5	$ 128.7	$ 97.7
Interest paid	$ 116.2	$ 111.8	$ 122.2

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Nature of Operations

Baker Hughes Incorporated ("Baker Hughes") is engaged in the oilfield services industry. Baker Hughes is a major supplier of wellbore related products and technology services and systems to the oil and natural gas industry on a worldwide basis and provides products and services for drilling, formation evaluation, completion and production of oil and natural gas wells.

Basis of Presentation

The consolidated financial statements include the accounts of Baker Hughes and all majority owned subsidiaries (the "Company"). Investments in which the Company owns 20% to 50% and exercises significant influence over operating and financial policies are accounted for using the equity method of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation. In the Notes to Consolidated Financial Statements, all dollar and share amounts in tabulations are in millions of dollars and shares, respectively, unless otherwise indicated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions about future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment changes. While management believes that the estimates and assumptions used in the preparation of the consolidated financial statements are appropriate, actual results could differ from those estimates. Estimates are used for, but are not limited to, determining the following: allowance for doubtful accounts and inventory valuation reserves, recoverability of long-lived assets, useful lives used in depreciation and amortization, income taxes and related valuation allowances, and insurance, environmental and legal accruals.

Revenue Recognition

The Company's products and services are generally sold based upon purchase orders or contracts with the customer that include fixed or determinable prices and that do not include right of return or other similar provisions or other significant post delivery obligations. Revenue is recognized for products upon delivery and when title passes or when services and tool rentals are rendered and only when collectibility is reasonably assured. Provisions for estimated warranty returns or similar types of items are made at the time the related revenue is recognized.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method or the average cost method, which approximates FIFO, and includes the cost of materials, labor and manufacturing overhead.

Property and Depreciation

Property is stated at cost less accumulated depreciation, which is generally provided by using the straight-line method over the estimated useful lives of the individual assets. The Company manufactures a substantial portion of its rental tools and equipment and the cost of these items, which includes direct and indirect manufacturing costs, are capitalized and carried in inventory until the tool is completed. Once the tool is complete, the cost of the tool is reflected in capital expenditures and the tool is classified as rental tools and equipment in property. Significant improvements and betterments are capitalized if they extend the useful life of the asset.

The Company had an interest in an oil producing property in West Africa that was sold effective January 2003 and is classified as a discontinued operation. The Company used the full-cost method of accounting for this property. Under this method, the Company capitalized all acquisition, exploration and development costs incurred for the purpose of finding oil reserves. In accordance with full cost accounting rules, the Company performed ceiling tests on the carrying value of its oil properties. During 2001, the Company recorded a charge of $2.2 million related to the ceiling test. During 2002, there was no ceiling test charge recorded. Depreciation, depletion and amortization of oil properties were computed using the unit-of-production method based upon production and estimates of proved reserves and totaled $16.6 million and $16.5 million in 2002 and 2001, respectively. No costs were excluded from the full cost amortization pool. At December 31, 2002, the Company's only cost center related to these properties was in West Africa.

Goodwill, Intangible Assets and Amortization

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. Goodwill, including goodwill associated with equity method investments, and intangible assets with indefinite lives are not amortized. Intangible assets with finite useful lives are amortized either on a straight-line basis over the asset's estimated useful life or on a basis that reflects the pattern in which the economic benefits of the intangible assets are realized. In 2001, goodwill was amortized using the straight-line method over the lesser of its expected useful life or 40 years.

Impairment of Long-Lived Assets

Property, intangible assets and certain other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The determination of recoverability is made based upon the estimated undiscounted future net cash flows, excluding interest expense. The amount of impairment loss, if any, is determined by comparing the fair value, as determined by a discounted cash flow analysis, with the carrying value of the related assets.

The Company performs its annual impairment test of goodwill as of October 1, or more frequently if circumstances indicate that impairment may exist. Investments in affiliates are also reviewed for impairment whenever events or changes in circumstances indicate that impairment may exist. The determination of impairment is made by comparing the carrying amount with its fair value, which is calculated using a combination of a market value and discounted cash flows approach.

Income Taxes

The Company uses the liability method for reporting income taxes, under which current and deferred tax liabilities and assets are recorded in accordance with enacted tax laws and rates. Under this method, the amounts of deferred tax liabilities and assets at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

Deferred income taxes are provided for the estimated income tax effect of temporary differences between financial and tax bases in assets and liabilities. Deferred tax assets are also provided for certain tax credit carryforwards. A valuation allowance to reduce deferred tax assets is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company intends to indefinitely reinvest earnings of certain non-U.S. subsidiaries in operations outside the U.S.; accordingly, the Company does not provide U.S. income taxes for such earnings.

The Company operates in more than 80 countries under many legal forms. As a result, the Company is subject to the jurisdiction of numerous domestic and foreign tax authorities, as well as to tax agreements and treaties among these governments. The Company's operations in these different jurisdictions are taxed on various bases: actual income before taxes, deemed profits (which are generally determined using a percentage of revenues rather than profits) and withholding taxes based on revenue. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding significant future events, such as the amount, timing and character of deductions, permissible revenue recognition methods under the tax law and the sources and character of income and tax credits. Changes in tax laws, regulations, agreements and treaties, foreign currency exchange restrictions or the Company's level of operations or profitability in each taxing jurisdiction could have an impact upon the amount of income taxes that the Company provides during any given year.

The Company's and its subsidiaries' tax filings for various periods are subjected to audit by tax authorities in most jurisdictions where they conduct business. These audits may result in assessments of additional taxes that are resolved with the authorities or potentially through the courts. The Company believes that these assessments may occasionally be based on erroneous and even arbitrary interpretations of local tax law. The Company has received tax assessments from various taxing authorities and is currently at varying stages of appeals and/or litigation regarding these matters. In these situations, the Company provides only for the amount the Company believes will ultimately result from these proceedings. The Company believes it has substantial defenses to the questions being raised and will pursue all legal remedies should an unfavorable outcome result. However, resolution of these matters involves uncertainties and there are no assurances that the outcomes will be favorable.

Product Warranties

The Company sells certain of its products to customers with a product warranty that provides that customers can return a defective product during a specified warranty period following the purchase in exchange for a replacement product, repair at no cost to the customer or the issuance of a credit to the customer. The Company accrues its estimated exposure to warranty claims based upon current and historical product sales data, warranty costs incurred and any other related information known to the Company.

Environmental Matters

Remediation costs are accrued based on estimates of known environmental remediation exposure using currently available facts, existing environmental permits and technology and presently enacted laws and regulations. For sites where the Company is primarily responsible for the remediation, the Company's estimates of costs are developed based on internal evaluations and are not discounted. Such accruals are recorded when it is probable that the Company will be obligated to pay amounts for environmental site evaluation, remediation or related costs, and such amounts can be reasonably estimated. If the obligation can only be estimated within a range, the Company accrues the minimum amount in the range. Such accruals are recorded even if significant uncertainties exist over the ultimate cost of the remediation. Ongoing environmental compliance costs, such as obtaining environmental permits, installation of pollution control equipment and waste disposal, are expensed as incurred. Where the Company has been identified as a potentially responsible party in a United States federal or state "Superfund" site, the Company accrues its share of the estimated remediation costs of the site based on the ratio of the estimated volume of waste contributed to the site by the Company to the total volume of waste at the site.

Foreign Currency Translation

The majority of the Company's significant foreign subsidiaries have designated the local currency as their functional currency and, as such, gains and losses resulting from balance sheet translation of foreign operations are included as a separate component of accumulated other comprehensive loss within stockholders' equity. For those foreign subsidiaries that have designated the U.S. Dollar as the functional currency, gains and losses resulting from balance sheet translation of foreign operations are included in the consolidated statements of operations as incurred.

Derivative Financial Instruments

The Company monitors its exposure to various business risks including commodity price, foreign exchange rate and interest rate risks and occasionally uses derivative financial instruments to manage the impact of certain of these risks. The Company's policies do not permit the use of derivative financial instruments for speculative purposes. The Company uses foreign currency forward contracts to hedge certain firm commitments and transactions denominated in foreign currencies. The Company uses interest rate swaps to manage interest rate risk.

On January 1, 2001, the Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS Nos. 137 and 138 (collectively referred to as SFAS No. 133). SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities that require an entity to recognize all derivatives as an asset or liability measured at fair value. The adoption of SFAS No. 133 on January 1, 2001 resulted in a gain of $0.8 million, net of tax, recorded as the cumulative effect of an accounting change in the consolidated statement of operations and a gain of $1.2 million, net of tax, recorded in accumulated other comprehensive loss. During 2001, all of the $1.2 million gain was reclassified into earnings upon maturity of the contracts.

At the inception of any new derivative, the Company designates the derivative as a cash flow hedge or fair value hedge. The Company documents all relationships between hedging instruments and the hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged item at both the inception of the hedge and on an ongoing basis.

Stock-Based Compensation

As allowed under SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company has elected to account for its stock-based compensation using the intrinsic value method of accounting in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*. Under this method, no compensation expense is recognized when the number of shares granted is known and the exercise price of the stock option at the time of grant is equal to or greater than the market price of the Company's common stock. Reported net income does not include any compensation expense associated with stock options but does include compensation expense associated with restricted stock awards.

If the Company had recognized compensation expense as if the fair value based method had been applied to all awards as provided for under SFAS No. 123, the Company's pro forma net income, earnings per share ("EPS") and stock-based compensation cost would have been as follows for the years ended December 31:

	2003	2002	2001
Net income, as reported	$ 128.9	$ 168.9	$ 438.0
Add: Stock-based compensation for restricted stock awards included in reported net income, net of tax	1.9	2.1	1.5
Deduct: Stock-based compensation determined under the fair value method, net of tax	(23.1)	(23.3)	(21.2)
Pro forma net income	$ 107.7	$ 147.7	$ 418.3
Basic EPS			
As reported	$ 0.38	$ 0.50	$ 1.31
Pro forma	0.32	0.44	1.25
Diluted EPS			
As reported	$ 0.38	$ 0.50	$ 1.30
Pro forma	0.32	0.44	1.24

These pro forma calculations may not be indicative of future amounts since additional awards in future years are anticipated.

Under SFAS No. 123, the fair value of stock-based awards is calculated through the use of option pricing models. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions:

	Assumptions			
	Dividend Yield	Expected Volatility	Risk-Free Interest Rate	Expected Life (In Years)
2003	1.6%	45.0%	2.5%	3.8
2002	1.4%	45.0%	3.5%	3.8
2001	1.1%	53.0%	3.4%	3.1

The weighted average fair values of options granted in 2003, 2002 and 2001 were $10.25, $10.24 and $15.04 per share, respectively.

New Accounting Standards

Effective January 1, 2003, the Company adopted SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets. SFAS No. 143 requires that the fair value of a liability associated with an asset retirement obligation ("ARO") be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The liability for the ARO is revised each subsequent period due to the passage of time and changes in estimates. The associated retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently depreciated over the life of the asset.

The adoption of SFAS No. 143 in 2003 resulted in a charge of $5.6 million, net of tax of $2.8 million, recorded as the cumulative effect of accounting change in the consolidated statement of operations. In conjunction with the adoption, the Company recorded ARO liabilities of $11.4 million primarily for anticipated costs of obligations associated with the future disposal of power source units at certain of its divisions and refurbishment costs associated with certain leased facilities in Europe and with a fleet of leased railcars and tanks. The Company has not presented pro forma ARO disclosures as pro forma net income and earnings per share would not be materially different from the Company's actual results.

In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. FIN 45 requires disclosures by a guarantor in its financial statements about obligations under certain guarantees that it has issued and requires a guarantor to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The adoption of the provisions of FIN 45 relating to the initial recognition and measurement of guarantor liabilities, which were effective for qualifying guarantees entered into or modified after December 31, 2002, did not have an impact on the consolidated financial statements of the Company. The Company adopted the new disclosure requirements in 2002.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), *Consolidation of Variable Interest Entities*. An entity is subject to the consolidation rules of FIN 46 and is referred to as a variable interest entity ("VIE") if the entity's equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its operations without additional financial support. In December 2003, the FASB issued modifications to FIN 46 ("FIN 46R"), resulting in multiple effective dates based on the nature as well as the creation date of a VIE. The Company is currently evaluating the provisions of the original FIN 46 and FIN 46R for any potential VIEs created prior to February 1, 2003, but does not expect the adoption to have a material impact, if any, on the consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, with some exceptions for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 on July 1, 2003 had no impact on the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*, which modifies the accounting for certain financial instruments. SFAS No. 150 requires that these financial instruments be classified as liabilities and applies immediately for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 on July 1, 2003 had no impact on the consolidated financial statements.

In December 2003, the FASB revised SFAS No. 132, *Employers' Disclosures about Pensions and Other Postretirement Benefits*. The new SFAS No. 132 requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans, of which certain disclosures are not required until 2004. The Company has adopted the disclosure requirements that were effective for 2003.

In January 2004, the FASB issued FASB Staff Position No. FAS 106-1 ("FSP 106-1"). *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003*, which provides temporary guidance concerning the recently enacted Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"). SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*, requires presently enacted changes in laws that will take effect in future periods to be taken into account in measuring current period postretirement benefit cost and the accumulated projected benefit obligation ("APBO"). FSP 106-1 allows companies that sponsor affected postretirement benefit plans to elect to defer recognizing the effects of the Act on postretirement benefit expense and on the APBO pursuant to SFAS No. 106. The Company has elected to defer accounting for the effects of the Act until 2004.

Reclassifications

Certain reclassifications have been made to the prior years' consolidated financial statements to conform with the current year presentation.

Note 2. Discontinued Operations

In the third quarter of 2003, the Company's Board of Directors approved and management initiated a plan to sell BIRD Machine ("BIRD"), the remaining division of the former Process segment. In October 2003, the Company signed a definitive agreement for the sale of BIRD and recorded charges totaling $37.4 million, net of tax of $10.9 million, which consisted of a loss of $13.5 million on the write-down of BIRD to fair value, $6.2 million of severance and warranty accruals and a loss of $17.7 million related to the recognition of cumulative foreign currency translation adjustments into earnings. The sale closed in January 2004 and the Company received $5.6 million in proceeds, which is subject to adjustment pending final completion of the purchase price. The Company retained certain accounts receivable, inventories and other assets.

In 2000, the Company decided to substantially exit the oil and natural gas exploration business and proceeded to dispose of its various oil and natural gas properties. In December 2002, the Company entered into exclusive negotiations for the sale of the Company's interest in its oil producing operations in West Africa for $32.0 million in proceeds. The transaction was effective as of January 1, 2003, and resulted in a gain on sale of $4.1 million, net of a tax benefit of $0.2 million, recorded in the first quarter of 2003. The Company received $10.0 million as a deposit in 2002 and the remaining $22.0 million in April 2003.

In November 2002, the Company sold EIMCO Process Equipment ("EIMCO"), a division of the former Process segment, and recorded a loss on disposal of $22.3 million, net of tax of $1.2 million, which consisted of a loss of $2.3 million on the write-down to fair value and a loss of $20.0 million related to the recognition of cumulative foreign currency translation adjustments into earnings. The Company received total proceeds of $48.9 million, of which $4.9 million was held in escrow pending completion of final adjustments of the purchase price. In 2003, all purchase price adjustments were completed, resulting in the release of the escrow balance, of which $2.9 million was returned to the buyer and $2.0 million was received by the Company. In 2003, the Company also recorded an additional loss on sale due to purchase price adjustments of $2.5 million, net of tax of $1.3 million.

The Company has reclassified the consolidated financial statements for all prior periods presented to reflect these operations as discontinued. Summarized financial information from discontinued operations is as follows for the years ended December 31:

	2003	2002	2001
Revenues:			
BIRD	$ 94.2	$ 118.7	$ 102.0
Oil producing operations	4.2	49.1	61.5
EIMCO	–	138.0	181.1
Total	$ 98.4	$ 305.8	$ 344.6
Income (loss) before income taxes:			
BIRD	$ (16.9)	$ (9.1)	$ (22.1)
Oil producing operations	1.8	19.7	27.8
EIMCO	–	(1.5)	–
Total	(15.1)	9.1	5.7
Income taxes:			
BIRD	6.0	3.2	7.8
Oil producing operations	(0.7)	(8.7)	(7.2)
EIMCO	–	0.5	–
Total	5.3	(5.0)	0.6
Income (loss) before gain (loss) on disposal:			
BIRD	(10.9)	(5.9)	(14.3)
Oil producing operations	1.1	11.0	20.6
EIMCO	–	(1.0)	–
Total	(9.8)	4.1	6.3
Gain (loss) on disposal, net of tax:			
BIRD	(37.4)	–	–
Oil producing operations	4.1	–	–
EIMCO	(2.5)	(22.3)	–
Total	(35.8)	(22.3)	–
Income (loss) from discontinued operations	$ (45.6)	$ (18.2)	$ 6.3

Assets and liabilities of discontinued operations are as follows for the years ended December 31:

	2003	2002
Cash and cash equivalents	$ –	$ 3.2
Accounts receivable, net	6.0	17.7
Inventories	11.2	37.6
Other current assets	0.7	2.0
Property, net	5.7	60.3
Intangible assets, net	–	1.3
Assets of discontinued operations	$ 23.6	$ 122.1
Accounts payable	$ 12.0	$ 14.9
Accrued employee compensation	5.4	9.0
Other accrued liabilities	7.6	28.1
Deferred income taxes	–	20.3
Other liabilities	1.7	3.6
Liabilities of discontinued operations	$ 26.7	$ 75.9

Note 3. Acquisitions

In 2003, the Company made two acquisitions having an aggregate purchase price of $16.9 million, of which $9.5 million was paid in cash. As a result of these acquisitions, the Company recorded approximately $3.9 million of goodwill and $9.6 million of intangible assets through December 31, 2003. The purchase prices are allocated based on fair values of the acquisitions. Pro forma results of operations have not been presented because the effects of these acquisitions were not material to the Company's consolidated financial statements on either an individual or aggregate basis.

In 2002, the Company made three acquisitions having an aggregate cash purchase price of $39.7 million, net of cash acquired. As a result of these acquisitions, the Company recorded approximately $28.4 million of goodwill. The purchase prices were allocated based on fair values of the acquisitions. Pro forma results of operations have not been presented because the effects of these acquisitions were not material to the Company's consolidated financial statements on either an individual or aggregate basis.

Note 4. Reversals of Restructuring Charge

In 2000, the Company's Board of Directors approved the Company's plan to substantially exit the oil and natural gas exploration business and recorded a restructuring charge of $29.5 million. Included in the restructuring charge was $1.1 million for a contractual obligation related to an oil and natural gas property in Angola. The property was sold in 2003 and the Company reversed the liability related to this contractual obligation. Also included in the restructuring charge was $4.5 million for the minimum amount of the Company's share of project costs relating to the Company's interest in an oil and natural gas property in Colombia. After unsuccessful attempts to negotiate a settlement with its joint venture partner, the Company decided to abandon further involvement in this project. Subsequently, in 2001, a third party approached the Company and agreed to assume the remaining obligations in exchange for the Company's interest in the project. Accordingly, the Company reversed $4.2 million related to this obligation.

Note 5. Income Taxes

The provision for income taxes is comprised of the following for the years ended December 31:

	2003	2002	2001
Current:			
United States	$ 11.1	$ 21.2	$ 7.7
Foreign	172.5	142.2	138.8
Total current	183.6	163.4	146.5
Deferred:			
United States	(45.6)	6.1	76.8
Foreign	10.1	(9.6)	0.3
Total deferred	(35.5)	(3.5)	77.1
Provision for income taxes	$ 148.1	$ 159.9	$ 223.6

The geographic sources of income from continuing operations before income taxes are as follows for the years ended December 31:

	2003	2002	2001
United States	$ (132.0)	$ 54.8	$ 229.7
Foreign	460.2	334.7	426.3
Income from continuing operations before income taxes	$ 328.2	$ 389.5	$ 656.0

Tax benefits of $1.5 million, $1.4 million and $5.5 million associated with the exercise of employee stock options were allocated to equity and recorded in capital in excess of par value in the years ended December 31, 2003, 2002 and 2001, respectively.

The provision for income taxes differs from the amount computed by applying the U.S. statutory income tax rate to income from continuing operations before income taxes for the reasons set forth below for the years ended December 31:

	2003	2002	2001
Statutory income tax at 35%	$ 114.9	$ 136.3	$ 229.6
Effect of WesternGeco operations	36.3	40.2	14.8
Effect of foreign operations	(5.8)	(14.4)	–
Net tax (benefit) charge related to foreign losses	4.9	10.0	(7.4)
Nondeductible goodwill amortization	–	–	8.5
State income taxes – net of U.S. tax benefit	4.0	2.7	2.7
IRS audit agreement and refund claims	(3.3)	(14.4)	(23.5)
Other – net	(2.9)	(0.5)	(1.1)
Provision for income taxes	$ 148.1	$ 159.9	$ 223.6

During 2003, the Company recognized an incremental effect of $36.3 million of additional taxes attributable to its portion of the operations of WesternGeco. Of this amount, $15.9 million related to the reduction in the carrying value of the Company's equity investment in WesternGeco, for which there was no tax benefit. The remaining $20.4 million arose from operations of the venture due to: (i) the venture being taxed in certain foreign jurisdictions based on a deemed profit basis, which is a percentage of revenues rather than profits, and (ii) unbenefitted foreign losses of the venture, which are operating losses and impairment and restructuring charges in certain foreign jurisdictions where there was no current tax benefit and where a deferred tax asset was not recorded due to the uncertainty of realization. In 2002 and 2001, the amount of additional taxes resulting from operations of the venture was $40.2 million and $14.8 million, respectively.

In 2003, the Company recognized a current year benefit of $3.3 million as the result of refund claims filed in the U.S. In 2002, a $14.4 million benefit was recognized as the result of the settlement of an Internal Revenue Service ("IRS") examination related to the Company's September 30, 1996 through September 30, 1998 tax years. In 2001, a benefit of $23.5 million was recognized as a result of the settlement of the IRS examination of certain 1994 through 1997 pre-acquisition tax returns and related refund claims of Western Atlas Inc.

The Company has received tax assessments from various taxing authorities and is currently at varying stages of appeals and /or litigation regarding these matters. The Company believes it has substantial defenses to the questions being raised and will pursue all legal remedies should an unfavorable outcome result. The Company has provided for the amounts it believes will ultimately result from these proceedings.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss and tax credit carryforwards. The tax effects of the Company's temporary differences and carryforwards are as follows at December 31:

	2003	2002
Deferred tax assets:		
Receivables	$ 15.4	$ 9.4
Inventory	122.8	106.9
Employee benefits	27.3	27.5
Other accrued expenses	45.1	43.0
Operating loss carryforwards	77.3	69.4
Tax credit carryforwards	79.8	95.8
Capitalized research and development costs	87.8	48.9
Other	15.6	9.2
Subtotal	471.1	410.1
Valuation allowances	(54.1)	(45.9)
Total	417.0	364.2
Deferred tax liabilities:		
Property	138.8	151.6
Other assets	47.0	78.3
Goodwill	99.9	85.7
Undistributed earnings of foreign subsidiaries	19.6	24.0
Other	68.0	57.1
Total	373.3	396.7
Net deferred tax asset (liability)	$ 43.7	$ (32.5)

A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the future and in the appropriate taxing jurisdictions. The Company has provided a valuation allowance for operating loss carryforwards in certain non-U.S. jurisdictions where its operations have decreased, currently ceased or the Company has withdrawn entirely.

Provision has been made for U.S. and additional foreign taxes for the anticipated repatriation of certain earnings of foreign subsidiaries of the Company. The Company considers the undistributed earnings of its foreign subsidiaries above the amount already provided to be indefinitely reinvested. These additional foreign earnings could become subject to additional tax if remitted, or deemed remitted, as a dividend; however, the additional amount of taxes payable is not practicable to estimate.

At December 31, 2003, the Company had approximately $31.0 million of foreign tax credits and $36.1 million of general business credits available to offset future payments of federal income taxes, expiring in varying amounts between 2009 and 2024. The Company's $12.7 million alternative minimum tax credits may be carried forward indefinitely under current U.S. law. The operating loss carryforwards without a valuation allowance will expire in varying amounts over the next twenty years.

Note 6. Earnings Per Share

A reconciliation of the number of shares used for the basic and diluted EPS computations is as follows for the years ended December 31:

	2003	2002	2001
Weighted average common shares outstanding for basic EPS	334.9	336.8	335.6
Effect of dilutive securities – stock plans	1.0	1.1	1.8
Adjusted weighted average common shares outstanding for diluted EPS	335.9	337.9	337.4
Future potentially anti-dilutive shares excluded from diluted EPS:			
Options with an option price greater than average market price for the period	6.8	5.0	4.6

Note 7. Inventories

Inventories are comprised of the following at December 31:

	2003	2002
Finished goods	$ 853.7	$ 816.5
Work in process	98.8	91.9
Raw materials	71.1	88.1
Total	$ 1,023.6	$ 996.5

Note 8. Investments In Affiliates

The Company has investments in affiliates that are accounted for using the equity method of accounting. The most significant of these affiliates is WesternGeco, a seismic venture between the Company and Schlumberger Limited ("Schlumberger"). The Company and Schlumberger own 30% and 70% of the venture, respectively.

In conjunction with the formation of WesternGeco in November 2000, the Company and Schlumberger entered into an agreement whereby the Company or Schlumberger will make a cash true-up payment to the other party based on a formula comparing the ratio of the net present value of sales revenue from each party's contributed multiclient seismic data libraries during the four-year period ending November 30, 2004 and the ratio of the net book value of those libraries as of November 30, 2000. The maximum payment that either party will be required to make as a result of this adjustment is $100.0 million. In the event that future sales from the contributed libraries continue in the same relative percentages incurred through December 31, 2003, the Company currently estimates that Schlumberger will make a payment to the Company in the range of $5.0 million to $10.0 million. Any payment to be received by the Company will be recorded as an adjustment to the carrying value of its investment in WesternGeco. In November 2000, the Company also entered into an agreement with WesternGeco whereby WesternGeco subleased a facility from the Company for a period of ten years at then current market rates. During 2003, 2002 and 2001, the Company received payments of $5.0 million, $5.5 million and $4.6 million, respectively, from WesternGeco related to this lease. In conjunction with the formation of WesternGeco venture, the Company transferred a lease on a seismic vessel to the venture. The Company was the sole guarantor of this lease obligation. During 2003, the lease and guarantee were terminated as a result of the purchase of the seismic vessel by WesternGeco.

Included in the caption "Equity in income (loss) of affiliates" in the Company's consolidated statement of operations for 2003 is $135.7 million for the Company's share of $452.0 million of certain impairment and restructuring charges taken by WesternGeco in 2003. The charges related to the impairment of WesternGeco's multiclient seismic library and rationalization of WesternGeco's marine seismic fleet. In addition, as a result of the continuing weakness in the seismic industry, the Company evaluated the value of its investment in WesternGeco and recorded an impairment loss of $45.3 million in 2003 to write-down the investment to its fair value. The fair value was determined using a combination of a market value and discounted cash flows approach. The Company was assisted in the determination of the fair value by an independent third party. Included in the caption "Equity in income (loss) of affiliates" for 2002 and 2001 are $90.2 million for the Company's share of a $300.7 million restructuring charge related to impairment of assets, reductions in workforce, closing certain operations and reducing its marine seismic fleet and $10.3 million for asset impairment charges, respectively, both associated with WesternGeco.

During 2003, the Company invested $30.1 million for a 50% interest in the QuantX Wellbore Instrumentation venture ("QuantX") with Expro International ("Expro"). The venture is engaged in the permanent in-well monitoring market and was formed by combining Expro's permanent monitoring business with one of the Company's product lines. The Company accounts for its ownership in QuantX using the equity method of accounting.

During 2002, the Company invested $16.5 million for a 40% interest in Luna Energy, L.L.C. ("Luna Energy"), a venture formed to develop, manufacture, commercialize, sell, market and distribute down hole fiber optic and other sensors for oil and natural gas exploration, production, transportation and refining applications. During 2003, the Company invested an additional $8.0 million in Luna Energy.

During 2001, the Company and Sequel Holdings, Inc. ("Sequel") created an entity to operate under the name of Petreco International ("Petreco"). The Company contributed $16.6 million of net assets of the refining and production product line of its Process segment to Petreco consisting primarily of intangible assets, accounts receivable and inventories. In conjunction with the transaction, the Company received $9.0 million in cash and two promissory notes totaling $10.0 million, which were subsequently exchanged for preferred stock of Petreco during 2002. Profits are shared by the Company and Sequel in 49% and 51% interests, respectively. Sequel is entitled to a liquidation preference upon the liquidation or sale of Petreco. The Company accounts for its ownership in Petreco using the equity method of accounting and did not recognize any gain or loss from the initial formation of the entity due to the Company's material continued involvement in the operations of Petreco. In February 2004, the Company completed the sale of its minority interest in Petreco and received proceeds of $35.8 million, of which $7.4 million is held in escrow pending the outcome of potential indemnification obligations pursuant to the sales agreement. The Company does not believe the transaction is material to its financial condition or results of operations.

Summarized unaudited combined financial information for all equity method affiliates is as follows as of December 31:

	2003	2002
Combined operating results:		
Revenues	$ 1,349.3	$ 1,550.6
Operating loss	(457.9)	(228.9)
Net loss	(478.1)	(320.2)
Combined financial position:		
Current assets	$ 550.2	$ 589.2
Noncurrent assets	1,321.3	1,968.3
Total assets	$ 1,871.5	$ 2,557.5
Current liabilities	$ 573.7	$ 765.5
Noncurrent liabilities	112.7	125.8
Stockholders' equity	1,185.1	1,666.2
Total liabilities and stockholders' equity	$ 1,871.5	$ 2,557.5

At December 31, 2003 and 2002, net accounts receivable from unconsolidated affiliates totaled $0.7 million and $16.1 million, respectively. As of December 31, 2003 and 2002, the excess of the Company's investment over the Company's equity in affiliates is $298.2 million and $310.2 million, respectively. In conjunction with the adoption of SFAS No. 142, the Company discontinued the amortization of goodwill associated with equity method investments effective January 1, 2002. Amortization expense for the year ended December 31, 2001 of $7.9 million is included in the Company's equity in income (loss) of affiliates.

Note 9. Property

Property is comprised of the following at December 31:

	Depreciation Period	2003	2002
Land		$ 40.4	$ 39.4
Buildings and improvements	5 – 40 years	608.7	562.4
Machinery and equipment	2 – 15 years	1,936.2	1,701.7
Rental tools and equipment	1 – 10 years	1,056.0	936.1
Total property		3,641.3	3,239.6
Accumulated depreciation		(2,238.9)	(1,896.4)
Property – net		$ 1,402.4	$ 1,343.2

Note 10. Goodwill and Intangible Assets

On January 1, 2002, the Company adopted SFAS No. 142 that required the Company to cease amortizing goodwill and to perform a transitional impairment test of goodwill in each of its reporting units as of January 1, 2002. The Company's reporting units were based on its organizational and reporting structure. Corporate and other assets and liabilities were allocated to the reporting units to the extent that they related to the operations of those reporting units. The Company was assisted in the determination of the fair value by an independent third party. The goodwill in both the EIMCO and BIRD operating divisions of the Company's former Process segment was determined to be impaired using a combination of a market value and discounted cash flows approach to estimate fair value. Accordingly, the Company recognized transitional impairment losses of $42.5 million, net of taxes of $20.4 million. The transitional impairment losses were recorded in the first quarter of 2002 as the cumulative effect of accounting change in the consolidated statement of operations. The Company performs its annual impairment test as of October 1. There were no impairments in 2003 or 2002 related to the annual impairment test.

The changes in the carrying amount of goodwill (net of accumulated amortization) are as follows:

Balance as of December 31, 2001	$ 1,197.5
Goodwill acquired during the period	28.4
Translation adjustments and other	0.7
Balance as of December 31, 2002	1,226.6
Goodwill acquired during the period	3.9
Translation adjustments and other	8.9
Balance as of December 31, 2003	$ 1,239.4

Intangible assets, which are amortized, are comprised of the following for the years ended December 31:

	2003			2002		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Technology based	$ 183.5	$ (46.8)	$ 136.7	$ 167.2	$ (36.5)	$ 130.7
Contract based	21.9	(5.0)	16.9	4.7	(2.2)	2.5
Marketing related	11.2	(2.9)	8.3	5.7	(4.8)	0.9
Customer based	0.6	(0.1)	0.5	0.6	(0.1)	0.5
Other	2.0	(1.0)	1.0	2.1	(1.2)	0.9
Total	$ 219.2	$ (55.8)	$ 163.4	$ 180.3	$ (44.8)	$ 135.5

In 2003, a joint venture that had been accounted for using the equity method of accounting was dissolved by mutual agreement between the Company and the venture partner. The carrying value of the Company's investment in the joint venture included goodwill resulting from prior purchase accounting. In connection with the dissolution of the joint venture, the Company received the rights to market certain products previously held by the joint venture. As a result, the Company reclassified $21.2 million of such equity method goodwill to contract based, technology based and marketing related intangibles.

The adoption of SFAS No. 142 also required the Company to re-evaluate the remaining useful lives of its intangible assets to determine whether the remaining useful lives were appropriate. The Company also re-evaluated the amortization methods of its intangible assets to determine whether the amortization reflects the pattern in which the economic benefits of the intangible assets are consumed. In performing these evaluations, the Company reduced the remaining life of one of its marketing related intangibles and changed the method of amortization of one of its technology based intangibles.

Amortization expense included in net income for the years ended December 31, 2003, 2002 and 2001 was $13.5 million, $10.9 million and $56.1 million, respectively. Estimated amortization expense for each of the subsequent five fiscal years is expected to be within the range of $10.9 million to $13.2 million.

In accordance with SFAS No. 142, the Company discontinued the amortization of goodwill and goodwill associated with equity method investments effective January 1, 2002. The pro forma results of operations of the Company, giving effect to SFAS No. 142 as if it were adopted on January 1, 2001, are as follows for the year ended December 31:

	2001
Net income:	
As reported	$ 438.0
Goodwill amortization	46.8
Intangible asset amortization	0.4
Pro forma	$ 485.2
Basic earnings per share:	
As reported	$ 1.31
Goodwill amortization	0.14
Intangible asset amortization	–
Pro forma	$ 1.45
Diluted earnings per share:	
As reported	$ 1.30
Goodwill amortization	0.14
Intangible asset amortization	–
Pro forma	$ 1.44

Note 11. Indebtedness

Total debt consisted of the following at December 31:

	2003	2002
Short-term debt with a weighted average interest rate of 2.25% at December 31, 2002	$ –	$ 23.2
5.8% Notes due February 2003 with an effective interest rate of 6.04%	–	100.0
8% Notes due May 2004 with an effective interest rate of 8.08%, net of unamortized discount of $0.1 at December 31, 2003 ($0.2 at December 31, 2002)	99.9	99.8
7.875% Notes due June 2004 with an effective interest rate of 6.86%, net of unamortized discount of $0.2 at December 31, 2003 ($0.7 at December 31, 2002)	251.1	253.3
6.25% Notes due January 2009 with an effective interest rate of 4.08%, net of unamortized discount of $1.6 at December 31, 2003 ($1.9 at December 31, 2002)	356.9	333.6
6% Notes due February 2009 with an effective interest rate of 6.11%, net of unamortized discount of $0.9 at December 31, 2003 ($1.0 at December 31, 2002)	199.1	199.0
8.55% Debentures due June 2024 with an effective interest rate of 8.80%, net of unamortized discount of $2.6 at December 31, 2003 ($2.7 at December 31, 2002)	147.4	147.3
6.875% Notes due January 2029 with an effective interest rate of 7.08%, net of unamortized discount of $9.0 at December 31, 2003 ($9.2 at December 31, 2002)	391.0	390.8
Other debt	39.0	0.8
Total debt	1,484.4	1,547.8
Less short-term debt and current maturities	351.4	123.5
Long-term debt	$ 1,133.0	$ 1,424.3

At December 31, 2003, the Company had $930.2 million of credit facilities with commercial banks, of which $500.0 million is a three-year committed revolving credit facility (the "facility") that expires in July 2006. The facility contains certain covenants which, among other things, require the maintenance of a funded indebtedness to total capitalization ratio (a defined formula per the facility) of less than or equal to 0.50, limit the amount of subsidiary indebtedness and restrict the sale of significant assets, defined as 10% or more of total consolidated assets. At December 31, 2003, the Company was in compliance with all the facility covenants, including the funded indebtedness to total capitalization ratio, which was 0.30. There were no direct borrowings under the facility during the year ended December 31, 2003; however, to the extent that the Company has outstanding commercial paper, available borrowings under the facility are reduced. As of December 31, 2003, the Company has classified $38.4 million of debt due within one year as long-term debt because the Company has the ability under the facility and the intent to maintain these obligations for longer than one year.

The Company realized gains as a result of terminating various interest rate swap agreements prior to their scheduled maturities. The deferred gains are being amortized as a reduction of interest expense over the remaining life of the underlying debt securities. The unamortized deferred gains included in certain debt securities above and reported in long-term debt in the consolidated balance sheets are as follows at December 31:

	2003	2002
7.875% Notes due June 2004	$ 1.3	$ 4.0
6.25% Notes due January 2009	33.5	10.4

Maturities of debt at December 31, 2003 are as follows: 2004 – $351.4 million; 2005 – $0.0 million; 2006 – $38.6 million; 2007 – $0.0 million; 2008 – $0.0 million and $1,094.4 million thereafter.

Note 12. Financial Instruments

Fair Value of Financial Instruments

The Company's financial instruments include cash and short-term investments, receivables, payables, debt and foreign currency forward contracts. Except as described below, the estimated fair value of such financial instruments at December 31, 2003 and 2002 approximate their carrying value as reflected in the consolidated balance sheets. The fair value of the Company's debt and foreign currency forward contracts has been estimated based on year-end quoted market prices.

The estimated fair value of the Company's debt at December 31, 2003 and 2002 was $1,609.8 million and $1,703.0 million, respectively, which differs from the carrying amounts of $1,484.4 million and $1,547.8 million, respectively, included in the consolidated balance sheets.

Interest Rate Swaps

At different times during 2003, the Company entered into three separate interest rate swap agreements, each for a notional amount of $325.0 million, associated with the Company's 6.25% Notes due January 2009. These agreements had been designated and had qualified as fair value hedging instruments. Due to the Company's outlook for interest rates, the Company terminated the three agreements and received payments totaling $26.9 million. Each of the three agreements was terminated prior to entering into a new agreement. The deferred gains are being amortized as a reduction of interest expense over the remaining life of the underlying debt security, which matures in January 2009.

During 2002, the Company terminated two interest rate swap agreements that had been entered into in prior years. These agreements had been designated and had qualified as fair value hedging instruments. Upon termination, the Company received proceeds totaling $15.8 million. The deferred gains of $4.8 million and $11.0 million are being amortized as a reduction of interest expense over the remaining lives of the underlying debt securities, which mature in June 2004 and January 2009, respectively.

Foreign Currency Forward Contracts

At December 31, 2003, the Company had entered into several foreign currency forward contracts with notional amounts aggregating $62.5 million to hedge exposure to currency fluctuations in the British Pound Sterling, the Norwegian Krone, the Euro, the Brazilian Real and the Argentine Peso. These contracts are designated and qualify as fair value hedging instruments. Based on quoted market prices as of December 31, 2003 for contracts with similar terms and maturity dates, the Company recorded a gain of $1.5 million to adjust these foreign currency forward contracts to their fair market value. This gain offsets designated foreign exchange losses resulting from the underlying exposures and is included in selling, general and administrative expense in the consolidated statement of operations.

During 2003 and 2002, the Company entered into foreign currency forward contracts to hedge exposure to currency fluctuations for specific transactions or balances. The impact on the consolidated statements of operations was not significant for these contracts either individually or in the aggregate.

The counterparties to the Company's forward contracts are major financial institutions. The credit ratings and concentration of risk of these financial institutions are monitored on a continuing basis. In the unlikely event that the counterparties fail to meet the terms of a foreign currency contract, the Company's exposure is limited to the foreign currency rate differential.

Concentration of Credit Risk

The Company sells its products and services to numerous companies in the oil and natural gas industry. Although this concentration could affect the Company's overall exposure to credit risk, management believes that the Company is exposed to minimal risk since the majority of its business is conducted with major companies within the industry. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable. In some cases, the Company will require payment in advance or security in the form of a letter of credit or bank guarantee.

The Company maintains cash deposits with major banks that from time to time may exceed federally insured limits. The Company periodically assesses the financial condition of the institutions and believes that the risk of any loss is minimal.

Note 13. Segment and Related Information

The Company operates through six divisions – Baker Atlas, Baker Oil Tools, Baker Petrolite, Centrilift, Hughes Christensen and INTEQ – that have been aggregated into the Oilfield segment because they have similar economic characteristics and because the long-term financial performance of these divisions is affected by similar economic conditions. The consolidated results are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. During 2003, the Company had a Process segment that manufactured and sold process equipment for separating solids from liquids and liquids from liquids. The Company reclassified the operating results for this segment as discontinued operations, as the Company sold EIMCO in 2002 and BIRD in 2004. The Company no longer operates in this segment.

These operating divisions manufacture and sell products and provide services used in the oil and natural gas exploration industry, including drilling, completion, production of oil and natural gas wells and in reservoir measurement and evaluation. They also operate in the same markets and have substantially the same customers. The principal markets include all major oil and natural gas producing regions of the world, including North America, South America, Europe, Africa, the Middle East and the Far East. Customers include major multinational, independent and state-owned oil companies. The Oilfield segment also includes the Company's 30% interest in WesternGeco and other similar businesses.

The accounting policies of the Oilfield segment are the same as those described in Note 1 of Notes to Consolidated Financial Statements. The Company evaluates the performance of the Oilfield segment based on segment profit (loss), which is defined as income (loss) from continuing operations before income taxes, accounting changes, restructuring charges or reversals, impairment of assets and interest income and expense.

Summarized financial information is shown in the following table. The "Corporate and Other" column includes corporate-related items, results of insignificant operations and, as it relates to segment profit (loss), income and expense not allocated to the Oilfield segment, including restructuring charges and reversals and impairment of assets. The "Corporate and Other" column also includes results of operations relating to the former Process segment and assets of discontinued operations.

	Oilfield	Corporate and Other	Total
2003			
Revenues	$5,292.7	$ 0.1	$5,292.8
Equity in loss of affiliates	(8.6)	(129.2)	(137.8)
Segment profit (loss)	752.4	(424.2)	328.2
Total assets	5,802.3	499.9	6,302.2
Investment in affiliates	662.9	28.4	691.3
Capital expenditures	401.9	3.3	405.2
Depreciation and amortization	321.9	27.3	349.2
2002			
Revenues	$4,901.5	$ 0.2	$4,901.7
Equity in income (loss) of affiliates	18.5	(88.2)	(69.7)
Segment profit (loss)	730.4	(340.9)	389.5
Total assets	5,756.0	644.8	6,400.8
Investment in affiliates	843.5	28.5	872.0
Capital expenditures	351.6	4.8	356.4
Depreciation and amortization	294.6	27.0	321.6
2001			
Revenues	$5,001.9	$ 35.7	$5,037.6
Equity in income (loss) of affiliates	56.0	(10.2)	45.8
Segment profit (loss)	902.9	(246.9)	656.0
Total assets	5,797.8	878.4	6,676.2
Investment in affiliates	902.8	26.2	929.0
Capital expenditures	303.8	22.2	326.0
Depreciation and amortization	324.6	14.9	339.5

For the years ended December 31, 2003, 2002 and 2001, there were no revenues attributable to one customer that accounted for more than 10% of total revenues.

The following table presents the details of "Corporate and Other" segment loss for the years ended December 31:

	2003	2002	2001
Corporate and other expenses	$ (146.7)	$ (144.9)	$ (128.8)
Interest – net	(97.6)	(105.8)	(114.4)
Impairment of investment in affiliate	(45.3)	–	–
Reversal of restructuring charges	1.1	–	4.2
Gain on disposal of assets	–	–	2.4
Impairment and restructuring charges related to an equity method investment	(135.7)	(90.2)	(10.3)
Total	$ (424.2)	$ (340.9)	$ (246.9)

The following table presents the details of "Corporate and Other" total assets at December 31:

	2003	2002	2001
Current deferred tax asset	$ 35.7	$ 25.6	$ 76.3
Property – net	134.7	157.7	180.5
Accounts receivable	50.0	65.5	74.9
Other tangible assets	107.5	88.8	90.1
Investment in affiliate	28.4	28.5	26.2
Assets of discontinued operations	23.6	122.0	341.7
Cash and other assets	120.0	156.7	88.7
Total	$ 499.9	$ 644.8	$ 878.4

The following table presents consolidated revenues by country based on the location of the use of the products or services for the years ended December 31:

	2003	2002	2001
United States	$ 1,897.0	$ 1,713.4	$ 1,972.4
Canada	345.1	253.5	291.6
Norway	329.1	302.3	310.5
United Kingdom	296.6	352.2	324.1
Venezuela	130.5	143.6	232.6
Other countries (approximately 75 countries)	2,294.5	2,136.7	1,906.4
Total	$ 5,292.8	$ 4,901.7	$ 5,037.6

The following table presents net property by country based on the location of the asset at December 31:

	2003	2002	2001
United States	$ 797.3	$ 781.6	$ 780.9
United Kingdom	143.4	130.1	108.4
Canada	54.8	39.5	35.4
Norway	47.5	52.7	48.1
Germany	43.3	34.0	20.7
Venezuela	23.1	26.6	37.4
Other countries	293.0	278.7	255.5
Total	$ 1,402.4	$ 1,343.2	$ 1,286.4

Note 14. Employee Stock Plans

The Company has stock option plans that provide for the issuance of incentive and non-qualified stock options to directors, officers and other key employees at an exercise price equal to or greater than the fair market value of the stock at the date of grant. These stock options generally vest over three years. Vested options are exercisable in part or in full at any time prior to the expiration date of ten years from the date of grant. As of December 31, 2003, 15.2 million shares were available for future option grants.

The following table summarizes the activity for the Company's stock option plans:

	Number of Shares (In thousands)	Weighted Average Exercise Price Per Share
Outstanding at December 31, 2000	10,652	$ 28.80
Granted	1,850	40.97
Exercised	(2,291)	22.05
Forfeited	(344)	30.01
Outstanding at December 31, 2001	9,867	32.61
Granted	2,064	28.80
Exercised	(876)	21.35
Forfeited	(187)	39.50
Outstanding at December 31, 2002	10,868	32.68
Granted	2,481	30.92
Exercised	(1,005)	21.44
Forfeited	(515)	38.97
Outstanding at December 31, 2003	11,829	$ 32.99
Shares exercisable at December 31, 2003	7,611	$ 33.80
Shares exercisable at December 31, 2002	6,802	$ 33.29
Shares exercisable at December 31, 2001	6,284	$ 32.13

The following table summarizes information for stock options outstanding at December 31, 2003:

	Outstanding			Exercisable	
Range of Exercise Prices	Shares (In thousands)	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Shares (In thousands)	Weighted Average Exercise Price
$ 8.80 – $ 15.99	102	2.0	$ 11.06	83	$ 10.23
16.08 – 21.00	1,896	4.4	20.82	1,894	20.82
21.06 – 26.07	1,740	7.1	24.03	1,107	23.51
28.25 – 40.25	4,413	8.0	32.56	1,399	35.34
41.06 – 47.81	3,678	5.0	44.62	3,128	45.24
Total	11,829	6.3	$ 32.99	7,611	$ 33.80

The Company also has an employee stock purchase plan whereby eligible employees may purchase shares of the Company's common stock at a price equal to 85% of the lower of the closing price of the Company's common stock on the first or last trading day of the calendar year. A total of 4.9 million shares are remaining for issuance under the plan. Employees purchased 0.8 million shares in 2003, 0.8 million shares in 2002 and 0.6 million shares in 2001.

The Company has awarded restricted stock to directors and certain executive officers. The fair value of the restricted stock on the date of the grant is amortized ratably over the vesting period. The following table summarizes the restricted stock awarded during the years ended December 31:

	2003	2002	2001
Number of shares of restricted stock awarded (in thousands)	10	97	25
Fair value of restricted stock on date of grant (in millions)	$ 0.3	$ 2.8	$ 1.0

Note 15. Employee Benefit Plans

Defined Benefit Pension Plans

The Company has noncontributory defined benefit pension plans ("Pension Benefits") covering various domestic and foreign employees. Generally, the Company makes annual contributions to the plans in amounts necessary to meet or exceed minimum governmental funding requirements. The measurements of plan assets and obligations are as of October 1 of each year presented.

The reconciliation of the beginning and ending balances of the projected benefit obligations ("PBO") and fair value of plan assets and the funded status of the plans are as follows for the years ended December 31:

	U.S. Pension Benefits		Non-U.S. Pension Benefits	
	2003	2002	2003	2002
Change in projected benefit obligation:				
Projected benefit obligation at beginning of year	$ 138.9	$ 124.4	$ 205.1	$ 152.0
Service cost	16.6	13.8	5.4	4.0
Interest cost	9.1	8.4	12.1	10.5
Plan amendments	0.2	–	–	–
Actuarial loss	19.6	2.2	22.9	21.1
Benefits paid	(8.8)	(9.9)	(3.2)	(1.6)
Exchange rate adjustment	–	–	26.9	19.1
Projected benefit obligation at end of year	175.6	138.9	269.2	205.1
Change in plan assets:				
Fair value of plan assets at beginning of year	179.7	206.7	107.9	108.1
Actual gain (loss) on plan assets	44.6	(20.5)	10.9	(19.5)
Employer contribution	22.4	3.4	5.9	5.2
Benefits paid	(8.8)	(9.9)	(2.8)	(1.2)
Exchange rate adjustment	–	–	13.3	15.3
Fair value of plan assets at end of year	237.9	179.7	135.2	107.9
Funded status – over (under)	62.3	40.8	(134.0)	(97.2)
Unrecognized actuarial loss	69.4	85.9	98.5	71.9
Unrecognized prior service cost	0.4	0.2	0.8	0.5
Net amount recognized	132.1	126.9	(34.7)	(24.8)
Benefits paid – October to December	0.6	0.7	2.0	1.0
Net amount recognized	$ 132.7	$ 127.6	$ (32.7)	$ (23.8)

The Company reports prepaid benefit cost in other assets and accrued benefit and minimum liabilities in pensions and postretirement benefit obligations in the consolidated balance sheet. The amounts recognized in the consolidated balance sheet are as follows at December 31:

	U.S. Pension Benefits		Non-U.S. Pension Benefits	
	2003	2002	2003	2002
Prepaid benefit cost	$ 154.8	$ 152.8	$ 1.3	$ 0.8
Accrued benefit liability	(22.1)	(25.2)	(34.0)	(24.6)
Minimum liability	(13.9)	(8.7)	(75.7)	(58.6)
Intangible asset	0.2	0.2	0.5	0.3
Accumulated other comprehensive loss	13.7	8.5	75.2	58.3
Net amount recognized	$ 132.7	$ 127.6	$ (32.7)	$ (23.8)

Weighted average assumptions used to determine benefit obligations for these plans are as follows:

	U.S. Pension Benefits		Non-U.S. Pension Benefits	
	2003	2002	2003	2002
Discount rate	6.25%	6.75%	5.48%	5.82%
Rate of compensation increase	3.50%	4.00%	3.36%	3.40%

The accumulated benefit obligation ("ABO") is the actuarial present value of pension benefits attributed to employee service to date and present compensation levels. The ABO differs from the PBO in that the ABO does not include any assumptions about future compensation levels. The ABO for all U.S. plans was $174.6 million and $138.4 million at December 31, 2003 and 2002, respectively. The ABO for all non-U.S. plans was $245.0 million and $188.9 million at December 31, 2003 and 2002, respectively.

Information for the plans with ABOs in excess of plan assets are as follows at December 31:

	U.S. Pension Benefits		Non-U.S. Pension Benefits	
	2003	2002	2003	2002
Projected benefit obligation	$ 56.3	$ 33.4	$ 264.1	$ 202.2
Accumulated benefit obligation	55.2	32.9	240.8	186.2
Fair value of pan assets	19.0	0.4	129.7	104.2

The components of net periodic benefit cost are as follows for the years ended December 31:

	U.S. Pension Benefits			Non-U.S. Pension Benefits		
	2003	2002	2001	2003	2002	2001
Service cost	$ 16.6	$ 13.8	$ –	$ 5.4	$ 4.0	$ 4.9
Interest cost	9.1	8.4	8.6	12.1	10.5	8.8
Expected return on plan assets	(15.0)	(18.3)	(21.7)	(8.1)	(9.4)	(9.1)
Amortization of prior service cost	–	0.5	(0.1)	(0.1)	–	–
Recognized actuarial loss	6.5	2.1	0.5	2.9	1.5	–
Net periodic benefit cost	$ 17.2	$ 6.5	$ (12.7)	$ 12.2	$ 6.6	$ 4.6

Weighted average assumptions used to determine net costs for these plans are as follows for the years ended December 31:

	U.S. Pension Benefits			Non-U.S. Pension Benefits		
	2003	2002	2001	2003	2002	2001
Discount rate	6.75%	7.00%	7.75%	5.82%	5.83%	6.17%
Expected return on plan assets	8.50%	9.00%	9.00%	7.41%	7.38%	7.75%
Rate of compensation increase	4.00%	4.50%	–	3.40%	3.41%	3.75%

In selecting the expected long-term rate of return on assets, the Company considered the average rate of earnings expected on the funds invested or to be invested to provide for the benefits of these plans. This included considering the trusts' asset allocation and the expected returns likely to be earned over the life of the plans. This basis is consistent with the prior year.

The weighted-average asset allocations by asset category for the Company's U.S. plans are as follows:

	Percentage of U.S. Plan Assets at December 31,	
Asset Category	2003	2002
Equity securities	59.0%	53.0%
Debt securities	27.0%	33.0%
Real estate	11.0%	12.0%
Other	3.0%	2.0%
Total	100.0%	100.0%

The Company has an investment committee that meets quarterly to review the portfolio returns and to determine asset-mix targets based on asset/liability studies. A nationally recognized third-party investment consultant assisted the Company in developing an asset allocation strategy to determine the Company's expected rate of return and expected risk for various investment portfolios. The investment committee considered these studies in the formal establishment of the current asset-mix targets based on the projected risk and return levels for each asset class.

In 2004, the Company expects to contribute between $24.0 million and $27.0 million to the U.S. pension plans and between $11.0 million to $13.0 million to the non-U.S. plans.

Postretirement Welfare Benefits

The Company provides certain postretirement health care and life insurance benefits ("postretirement welfare benefits") to substantially all U.S. employees who retire and have met certain age and service requirements. The plan is unfunded. The measurement of plan obligations is as of October 1 of each year presented. The reconciliation of the beginning and ending balances of benefit obligations and the funded status of the plan is as follows for the years ended December 31:

	2003	2002
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 158.7	$ 143.7
Service cost	4.8	4.4
Interest cost	10.3	9.5
Actuarial loss	12.3	14.9
Benefits paid	(11.3)	(13.8)
Benefit obligation at end of year	174.8	158.7
Funded status – under	(174.8)	(158.7)
Unrecognized actuarial loss	42.9	31.7
Unrecognized prior service cost	8.5	9.1
Net amount recognized	(123.4)	(117.9)
Benefits paid – October to December	4.2	3.0
Net amount recognized	(119.2)	(114.9)
Less current portion reported in accrued employee compensation	(18.6)	(16.6)
Long-term portion reported in pensions and postretirement benefit obligations	$ (100.6)	$ (98.3)

Weighted average discount rates of 6.25% and 6.75% were used to determine postretirement welfare benefit obligations for the plan for the years ended December 31, 2003 and 2002, respectively.

The components of net periodic benefit costs are as follows for the years ended December 31:

	2003	2002	2001
Service cost	$ 4.8	$ 4.4	$ 1.6
Interest cost	10.3	9.5	8.9
Amortization of prior service cost	0.6	0.6	(0.5)
Recognized actuarial loss	1.1	0.2	–
Net periodic benefit cost	$ 16.8	$ 14.7	$ 10.0

Weighted average discount rates of 6.75%, 7.00% and 7.75% were used to determine net postretirement welfare benefit costs for the plan for the years ended December 31, 2003, 2002 and 2001, respectively.

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement welfare benefits plan. The assumed health care cost trend rate used in measuring the accumulated benefit obligation for postretirement welfare benefits was adjusted in 2003. As of December 31, 2003, the health care cost trend rate was 10.0% for employees under age 65 and 7.5% for participants over age 65 with each declining gradually each successive year until it reaches 5.0% for both employees under age 65 and over age 65 in 2008. A one percentage point change in assumed health care cost trend rates would have had the following effects on 2003:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on total of service and interest cost components	$ 0.6	$ (0.6)
Effect on postretirement welfare benefit obligation	10.0	(9.4)

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ('the Act") was signed into law. The Act expanded Medicare to include, for the first time, coverage for prescription drugs. The Company expects that this legislation will eventually reduce the Company's postretirement welfare benefit costs. The Company has elected to defer accounting for effects of the Act until 2004 in accordance with FSP No. 106-1.

In 2004, the Company expects to make benefit payments of approximately $14.0 million.

Defined Contribution Plans

During the periods reported, generally all of the Company's U.S. employees were eligible to participate in the Company sponsored Thrift Plan, which is a 401(k) plan under the Internal Revenue Code of 1986, as amended. The Thrift Plan allows eligible employees to elect to contribute from 1% to 50% of their salaries to an investment trust. Employee contributions are matched in cash by the Company at the rate of $1.00 per $1.00 employee contribution for the first 3% and $0.50 per $1.00 employee contribution for the next 2% of the employee's salary. Such contributions vest immediately. In addition, the Company makes a cash contribution for all eligible employees between 2% and 5% of their salary depending on the employee's age. Such contributions become fully vested to the employee after five years of employment. The Thrift Plan provides for nine different investment options, for which the employee has sole discretion in determining how both the employer and employee contributions are invested. The Company's contributions to the Thrift Plan and several other non-U.S. defined contribution plans amounted to $67.7 million, $62.8 million and $63.7 million in 2003, 2002 and 2001, respectively.

For certain non-U.S. employees who are not eligible to participate in the Thrift Plan, the Company provides a non-qualified defined contribution plan that provides basically the same benefits as the Thrift Plan. In addition, the Company provides a non-qualified supplemental retirement plan ("SRP") for certain officers and employees whose benefits under both the Thrift Plan and the Pension Plan are limited by federal tax law. The SRP also allows the eligible employees to defer a portion of their eligible compensation and provides for employer matching and base contributions pursuant to limitations. Both non-qualified plans are fully funded and invested through trusts, and the assets and corresponding liabilities are included in the Company's consolidated balance sheet. The Company's contributions to these non-qualified plans were $5.5 million, $6.0 million and $4.2 million for 2003, 2002 and 2001, respectively.

Postemployment Benefits

The Company provides certain postemployment disability income, medical and other benefits to substantially all qualifying former or inactive U.S. employees. During part of 2002, income benefits for long-term disability ("Disability Benefits") were provided through a qualified self-insured plan which was funded by contributions from the Company and employees. Effective July 1, 2002, the Company converted to a fully-insured plan for all future long-term Disability Benefits. The Disability Benefits for employees who were disabled as of July 1, 2002, were sold to a disability insurance company. The continuation of medical and life insurance benefits while on disability ("Continuation Benefits") are provided through a qualified self-insured plan. The accrued postemployment liability for Continuation Benefits at December 31, 2003 and 2002 was $27.2 million and $30.3 million, respectively, and are included in other liabilities in the consolidated balance sheet.

Note 16. *Commitments and Contingencies*

Leases

At December 31, 2003, the Company had long-term non-cancelable operating leases covering certain facilities and equipment. The minimum annual rental commitments, net of amounts due under subleases, for each of the five years in the period ending December 31, 2008 are $67.3 million, $56.6 million, $36.1 million, $19.4 million and $14.6 million, respectively, and $106.3 million in the aggregate thereafter. The Company has not entered into any significant capital leases.

Litigation

The Company and its subsidiaries are involved in litigation or proceedings that have arisen in the Company's ordinary business activities. The Company insures against these risks to the extent deemed prudent by its management, but no assurance can be given that the nature and amount of such insurance will be sufficient to fully indemnify the Company against liabilities arising out of pending and future legal proceedings. Many of these insurance policies contain deductibles or self-insured retentions in amounts the Company deems prudent, and for which the Company is responsible for payment. In determining the amount of self-insurance, it is the Company's policy to self-insure those losses that are predictable, measurable and recurring in nature, such as claims for automobile liability, general liability and workers compensation. The Company records accruals for the uninsured portion of losses related to these types of claims. The accruals for losses are calculated by estimating losses for claims using historical claim data, specific loss development factors and other information as necessary.

On September 12, 2001, the Company, without admitting or denying the factual allegations contained in the Order, consented with the Securities and Exchange Commission ("SEC") to the entry of an Order making Findings and Imposing a Cease-and-Desist Order (the "Order") for violations of Section 13(b)(2)(A) and Section 13(b)(2)(B) of the Exchange Act. Among the findings included in the Order were the following: In 1999, the Company discovered that certain of its officers had authorized an improper $75,000 payment to an Indonesian tax official, after which the Company embarked on a corrective course of conduct, including voluntarily and promptly disclosing the misconduct to the SEC and the Department of Justice (the "DOJ"). In the course of the investigation of the Indonesia matter, the Company learned that the Company had made payments in the amount of $15,000 and $10,000 in India and Brazil, respectively, to its agents, without taking adequate steps to ensure that none of the payments would be passed on to foreign government officials. The Order found that the foregoing payments violated Section 13(b)(2)(A). The Order also found the Company in violation of Section 13(b)(2)(B) because it did not have a system of internal controls to determine if payments violated the Foreign Corrupt Practices Act ("FCPA"). The FCPA makes it unlawful for U.S. issuers, including the Company, or anyone acting on their behalf, to make improper payments to any foreign official in order to obtain or retain business. In addition, the FCPA establishes accounting control requirements for U.S. issuers. The Company cooperated with the SEC's investigation.

By the Order, dated September 12, 2001, the Company agreed to cease and desist from committing or causing any violation and any future violation of Section 13(b)(2)(A) and Section 13(b)(2)(B) of the Exchange Act. Such Sections of the Exchange Act require issuers to (x) make and keep books, records and accounts, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the issuer and (y) devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management's general or specific authorization; and (ii) transactions are recorded as necessary: (I) to permit preparation of financial statements in conformity with generally accepted accounting principles or any other criteria applicable to such statements, and (II) to maintain accountability for assets.

On March 25, 2002, a former employee alleging improper activities relating to Nigeria filed a civil complaint against the Company in the 281st District Court in Harris County, Texas, seeking back pay and damages, including future lost wages. On August 2, 2002, the same former employee filed substantially the same complaint against the Company in the federal district court for the Southern District of Texas. Through the Company's insurer, the Company finalized a settlement agreement with the former employee. Final settlement documents were fully executed on December 2, 2003, and the case was formally dismissed, with prejudice, by order of the federal court on December 19, 2003. The state court case had been previously dismissed. The settlement was not material to the Company.

On March 29, 2002, the Company announced that it had been advised that the SEC and the DOJ are conducting investigations into allegations of violations of law relating to Nigeria and other related matters. The SEC has issued a formal order of investigation into possible violations of provisions under the Foreign Corrupt Practices Act ("FCPA") regarding anti-bribery, books and records and internal controls, and the DOJ has asked to interview current and former employees. On August 6, 2003, the SEC issued a subpoena seeking information about the Company's operations in Angola and Kazakhstan as part of its ongoing investigation. The Company is providing documents to and cooperating fully with the SEC and DOJ. In addition, the Company is conducting internal investigations into these matters. The SEC and the DOJ have a broad range of sanctions they may seek to impose in appropriate circumstances including, but not limited to, injunctive relief, disgorgement, fines and penalties and modifications to business practices and compliance programs, as well as civil and criminal charges against individuals. It is not possible to accurately predict at this time when such investigations will be completed, what, if any, actions may be taken by the SEC, DOJ or other authorities and the effect thereof on the Company.

The Company's ongoing internal investigation with respect to certain operations in Nigeria has identified apparent deficiencies in its books and records and internal controls, and potential liabilities to governmental authorities in Nigeria. The investigation was substantially completed during the first quarter of 2003. Based upon current information, the Company does not expect that any such potential liabilities will have a material adverse effect on the Company's results of operations or financial condition.

The Department of Commerce, Department of the Navy and DOJ (the "U.S. agencies") are investigating compliance with certain export licenses issued to Western Geophysical from 1994 through 2000 for export of seismic equipment leased by the People's Republic of China. The Company acquired Western Geophysical in August 1998 and subsequently transferred related assets to WesternGeco in December 2000. Under the joint venture formation agreement with WesternGeco, the Company owes indemnity to WesternGeco for certain matters. The Company is cooperating fully with the U.S. agencies. Based on current information, the Company cannot predict the outcome of the investigation or any effect it may have on its financial condition.

Environmental Matters

The Company's past and present operations include activities which are subject to extensive domestic (including U.S. federal, state and local) and international environmental regulations. The Company's environmental policies and practices are designed to ensure compliance with existing laws and regulations and to minimize the possibility of significant environmental damage.

The Company is involved in voluntary remediation projects at some of its present and former manufacturing facilities, the majority of which are due to acquisitions made by the Company or sites the Company no longer actively uses in its operations. The estimate of remediation costs for these voluntary remediation projects is developed using currently available facts, existing permits and technology and presently enacted laws and regulations. Remediation cost estimates include direct costs related to the investigation, external consulting costs, governmental oversight fees, treatment equipment costs and costs associated with long-term maintenance and monitoring of a remediation project.

The Company has also been identified as a potentially responsible party ("PRP") in remedial activities related to various Superfund sites. The Company participates in the process set out in the Joint Participation and Defense Agreement to negotiate with government agencies, identify other PRPs, determine each PRP's allocation and estimate remediation costs. The Company has accrued what it believes to have been its pro-rata share of the total estimated cost of remediation of these Superfund sites based upon the ratio that the estimated volume of waste contributed to the site by the Company bears to the total estimated volume of waste disposed at the site. Applicable United States federal law imposes joint and several liability on each PRP for the cleanup of these sites leaving the Company with the uncertainty that it may be responsible for the remediation cost attributable to other PRPs who are unable to pay their share of the remediation costs. No accrual has been made under the joint and several liability concept for those Superfund sites where the Company's participation is minor since the Company believes that the probability that it will have to pay material costs above its volumetric share is remote. The Company believes there are other PRPs who have greater involvement on a volumetric calculation basis, who have substantial assets and who may be reasonably expected to pay their share of the cost of remediation. For those Superfund sites where the Company is a major PRP, remediation costs are estimated to include recalcitrant parties. In some cases, the Company has insurance coverage or contractual indemnities from third parties to cover the ultimate liability.

At December 31, 2003 and 2002, the Company's total accrual for environmental remediation was $15.6 million and $17.7 million, respectively, including $4.3 million for remediation costs for the various Superfund sites for both years. The measurement of the accruals for remediation costs is subject to uncertainty, including the evolving nature of environmental regulations and the difficulty in estimating the extent and type of remediation activity that will be utilized. The Company believes that the likelihood of material losses in excess of those amounts recorded is remote.

Other

In the normal course of business with customers, vendors and others, the Company is contingently liable for performance under letters of credit and other bank issued guarantees which totaled approximately $284.9 million at December 31, 2003. The Company also had commitments outstanding for purchase obligations related to capital expenditures and inventory under purchase orders and contracts of approximately $102.0 million at December 31, 2003. In addition, at December 31, 2003, the Company has guaranteed debt of third parties totaling up to $34.1 million, including $15.0 million relating to Petreco. This guarantee was terminated in conjunction with the sale of Petreco in February 2004. It is not practicable to estimate the fair value of these financial instruments and management does not expect any material losses from these financial instruments.

Note 17. Other Supplemental Information

Supplemental consolidated statement of operations information is as follows for the years ended December 31:

	2003	2002	2001
Rental expense (generally transportation equipment and warehouse facilities)	$ 111.8	$ 98.4	$ 85.5
Research and development	173.3	164.4	127.0

The formation of Petreco included the following cash and noncash amounts for the year ended December 31:

	2001
Assets (liabilities) reclassified:	
Working capital – net	$ 1.8
Property – net	1.3
Goodwill and other intangibles	33.5
Other assets	(1.0)
Other liabilities	(0.5)
Noncash assets and liabilities reclassified to investment in affiliates	35.1
Less proceeds from sale of interest in affiliate	(9.0)
Net investment in venture at formation	$ 26.1

The changes in the aggregate product warranty liability are as follows:

Balance as of December 31, 2001	$ 6.3
Claims paid during 2002	(3.8)
Additional warranties issued during 2002	4.7
Balance as of December 31, 2002	7.2
Claims paid during 2003	(4.3)
Additional warranties issued during 2003	6.6
Other	1.0
Balance as of December 31, 2003	$ 10.5

The changes in the asset retirement obligation liability are as follows:

Pro forma balance as of December 31, 2002	$ 11.4
Liabilities incurred	0.5
Liabilities settled	(0.3)
Accretion expense	0.2
Revisions to existing liabilities	(0.4)
Translation adjustments	0.1
Balance as of December 31, 2003	$ 11.5

Note 18. Quarterly Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
2003*					
Revenues	$ 1,200.1	$ 1,314.8	$ 1,338.4	$ 1,439.5	$ 5,292.8
Gross profit**	300.7	367.4	362.1	407.7	1,437.9
Income (loss) from continuing operations	50.1	82.9	(59.5)	106.6	180.1
Net income (loss)	44.5	81.6	(98.8)	101.6	128.9
Basic earnings per share					
Income (loss) from continuing operations	0.15	0.25	(0.18)	0.32	0.54
Net income (loss)	0.13	0.24	(0.30)	0.31	0.38
Diluted earnings per share					
Income (loss) from continuing operations	0.15	0.25	(0.18)	0.32	0.54
Net income (loss)	0.13	0.24	(0.29)	0.30	0.38
Dividends per share	0.11	0.12	0.11	0.12	0.46
Common stock market prices:					
High	33.38	35.94	34.16	32.56	
Low	28.50	27.21	29.61	27.10	
2002*					
Revenues	$ 1,176.1	$ 1,211.9	$ 1,251.1	$ 1,262.6	$ 4,901.7
Gross profit**	324.4	338.1	366.0	348.0	1,376.5
Income from continuing operations	72.8	68.0	88.8	–	229.6
Net income (loss)	33.3	72.4	64.7	(1.5)	168.9
Basic earnings per share					
Income from continuing operations	0.22	0.20	0.26	–	0.68
Net income (loss)	0.10	0.21	0.19	(0.01)	0.50
Diluted earnings per share					
Income from continuing operations	0.22	0.20	0.26	–	0.68
Net income (loss)	0.10	0.21	0.19	(0.01)	0.50
Dividends per share	0.11	0.12	0.11	0.12	0.46
Common stock market prices:					
High	39.42	38.84	32.51	33.91	
Low	30.98	33.48	22.80	26.51	

* See Note 4 for reversals of restructuring charge.

** Represents revenues less cost of revenues.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

As of the end of the period covered by this annual report, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15 of the Exchange Act. This evaluation was carried out under the supervision and with the participation of our management, including our principal executive officer and principal financial officer. Based on this evaluation, these officers have concluded that, as of December 31, 2003, our disclosure controls and procedures are functioning effectively to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. There has been no change in our internal controls over financial reporting during the quarter ended December 31, 2003 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Disclosure controls and procedures are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, such as this annual report, is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information concerning our directors is set forth in the sections entitled "Proposal No. 1, Election of Directors," "Information Concerning Directors Not Standing for Election" and "Corporate Governance – Committees of the Board – Audit/Ethics Committee" in our Proxy Statement for the Annual Meeting of Stockholders to be held April 28, 2004 ("Proxy Statement"), which sections are incorporated herein by reference. For information regarding our executive officers, see "Item 1. Business – Executive Officers" in this annual report on Form 10-K. Additional information regarding compliance by directors and executive officers with Section 16(a) of the Exchange Act is set forth under the section entitled "Compliance with Section 16(a) of the Securities Exchange Act of 1934" in our Proxy Statement, which section is incorporated herein by reference. For information concerning our code of ethics, see "Item 1. Business" in this annual report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

Information for this item is set forth in the sections entitled "Executive Compensation -- Summary Compensation Table," "Corporate Governance – Board of Directors," "Stock Options Granted During 2003," "Aggregated Option Exercises During 2003 and Option Values at December 31, 2003," "Long-Term Incentive Plan Awards During 2003," "Pension Plan Table," "Employment, Severance and Indemnification Agreements," "Compensation Committee Report," "Compensation Committee Interlocks and Insider Participation," and "Corporate Performance Graph" in our Proxy Statement, which sections are incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information concerning security ownership of certain beneficial owners and our management is set forth in the sections entitled "Voting Securities" and "Security Ownership of Management" in our Proxy Statement, which sections are incorporated herein by reference.

Our Board of Directors has approved procedures for use under our Securities Trading and Disclosure Policy to permit our employees, officers and directors to enter into written trading plans complying with Rule 10b5-1 under the Exchange Act. Rule 10b5-1 provides criteria under which such an individual may establish a prearranged plan to buy or sell a specified number of shares of a company's stock over a set period of time. Any such plan must be entered into in good faith at a time when the individual is not in possession of material, nonpublic information. If an individual establishes a plan satisfying the requirements of Rule 10b5-1, such individual's subsequent receipt of material, nonpublic information will not prevent transactions under the plan from being executed.

Equity Compensation Plan Information

The information in the following table is presented as of December 31, 2003 with respect to shares of our Common Stock that may be issued under our existing equity compensation plans, including the Baker Hughes Incorporated 1993 Stock Option Plan, the Baker Hughes Incorporated Long-Term Incentive Plan and the Baker Hughes Incorporated 2002 Directors & Officers Long-Term Incentive Plan, all of which have been approved by our stockholders.

(In millions of shares)

Equity Compensation Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Stockholder-approved plans (excluding Employee Stock Purchase Plan)	5.4[2]	$ 32.99	5.9
Nonstockholder-approved plans[1]	5.7	31.89	10.0
Subtotal (except for weighted average exercise price)	11.1	32.42	15.9
Employee Stock Purchase Plan	–	[3]	4.9
Total	11.1[4]		20.8

[1] The table includes the nonstockholder-approved plans: the Company's 1998 Employee Stock Option Plan, the 1998 Special Employee Stock Option Plan, the 2002 Employee Long-Term Incentive Plan and the Director Compensation Deferral Plan. A description of each of these plans is set forth below.

[2] The table includes approximately 1.3 million shares of our Common Stock that would be issuable upon the exercise of the outstanding options under our 1993 Stock Option Plan, which expired in 2003. No additional options may be granted under the 1993 Stock Option Plan.

[3] For options in the Baker Hughes Incorporated Employee Stock Purchase Plan, the exercise price is determined in accordance with Section 423 of the Code, as amended, as 85% of the lower of the fair market value on the date of grant or the date of exercise. Based on option exercises of approximately 5.2 million shares occurring from 1998 through 2003, the weighted average exercise price for the Employee Stock Purchase Plan was $23.03.

[4] The table does not include shares subject to outstanding options assumed by the Company in connection with certain mergers and acquisitions of entities which originally granted those options. When we acquired the stock of Western Atlas Inc. in a transaction completed in August 1998, we assumed the options granted under the Western Atlas Director Stock Option Plan and the Western Atlas 1993 Stock Incentive Plan. As of December 31, 2003, 68,171 shares and 3,836 shares of our Common Stock would be issuable upon the exercise of outstanding options previously granted under the Western Atlas Director Stock Option Plan and the Western Atlas 1993 Stock Incentive Plan, with a weighted average exercise price per share of $22.54 and $26.07, respectively.

Our nonstockholder-approved plans are described below:

1998 Employee Stock Option Plan

The Baker Hughes Incorporated 1998 Employee Stock Option Plan (the "1998 ESOP") was adopted effective as of October 1, 1998. The number of shares authorized for issuance under the 1998 ESOP is 3.5 million shares. Options may be granted under the 1998 ESOP to employees of the Company and its subsidiaries, and the options granted are nonqualified stock options. The exercise price of the options will be equal to the fair market value per share of our Common Stock on the date of grant, and option terms may be up to ten years. Under the terms and conditions of the option award agreements for options issued under the 1998 ESOP, options generally vest and become exercisable in installments over the optionee's period of service with the Company, and the options vest on an accelerated basis in the event of a change in control of the Company. As of December 31, 2003, options covering approximately 2.9 million shares of our Common Stock were outstanding under the 1998 ESOP, options covering approximately 0.6 million shares were exercised during fiscal year 2003 and approximately 1.2 million shares remained available for future options.

1998 Special Employee Stock Option Plan

The Baker Hughes Incorporated 1998 Special Employee Stock Option Plan (the "1998 SESOP") was adopted effective as of October 22, 1997. The number of shares authorized for issuance upon the exercise of options granted under the 1998 SESOP is 2.5 million shares. Under the 1998 SESOP, the Compensation Committee of our Board of Directors has the authority to grant nonqualified stock options to purchase shares of our Common Stock to a broad-based group of employees. The exercise price of the options will be equal to the fair market value per share of our Common Stock at the time of the grant, and option terms may be up to ten years. Stock option grants of 100 shares, with an exercise price of $47.813 per share, were issued to all of our U.S. employees in October 1997 and to our international employees in May 1998. As of December 31, 2003, options covering approximately 0.6 million shares of our Common Stock were outstanding under the 1998 SESOP, no options were exercised during fiscal year 2003 and approximately 1.9 million shares remained available for future options.

2002 Employee Long-Term Incentive Plan

The Baker Hughes Incorporated 2002 Employee Long-Term Incentive Plan (the "2002 Employee LTIP") was adopted effective as of March 6, 2002. The 2002 Employee LTIP permits the grant of awards as nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, stock awards and cash-based awards to our corporate officers and key employees. The number of shares authorized for issuance under the 2002 Employee LTIP is 9.5 million, with no more than 3.0 million available for grant as awards other than options (the number of shares is subject to adjustment for changes in our Common Stock).

The 2002 Employee LTIP is the companion plan to the Baker Hughes Incorporated 2002 Director & Officer Long-Term Incentive Plan, which was approved by our stockholders in 2002. The rationale for the two companion plans was to discontinue the use of the remaining older option plans and to have only two plans from which we would issue compensation awards.

Options. The exercise price of the options will not be less than the fair market value of the shares of our Common Stock on the date of grant, and options terms may be up to ten years. The maximum number of shares of our Common Stock that may be subject to options granted under the 2002 Employee LTIP to any one employee during any one fiscal year of the Company will not exceed 3.0 million, subject to adjustment under the antidilution provisions of the 2002 Employee LTIP. Under the terms and conditions of the stock option awards for options issued under the 2002 Employee LTIP, options generally vest and become exercisable in installments over the optionee's period of service with the Company, and the options vest on an accelerated basis in the event of a change in control of the Company or certain terminations of employment. As of December 31, 2003, stock option grants covering approximately 2.2 million shares of our Common Stock were outstanding under the 2002 Employee LTIP, options covering 14,561 shares were exercised during fiscal year 2003 and approximately 7.3 million shares remained available for future options.

Performance Shares and Units; Cash-Based Awards. Performance shares may be granted to employees in the amounts and upon the terms determined by the Compensation Committee of our Board of Directors, but must be limited to no more than 1.0 million shares to any one employee in any one fiscal year of the Company. Performance shares will have an initial value equal to the fair market value of our Common Stock at the date of the award. Performance units and cash-based awards may be granted to employees in amounts and upon the terms determined by the Compensation Committee, but must be limited to no more than $10.0 million for any one employee in any one fiscal year of the Company. The performance measures that may be used to determine the extent of the actual performance payout or vesting include, but are not limited to, net earnings; earnings per share; return measures; cash flow return on investments (net cash flows divided by owner's equity); earnings before or after taxes, interest, depreciation and/or amortization; share price (including growth measures and total shareholder return) and Baker Value Added (a Company metric that measures operating profit after tax less the cost of capital employed).

Restricted Stock and Restricted Stock Units. With respect to awards of restricted stock and restricted stock units, the Compensation Committee will determine the conditions or restrictions on the awards, including whether the holders of the restricted stock or restricted stock units will exercise full voting rights or receive dividends and other distributions during the restriction period. At the time the award is made, the Compensation Committee will determine the right to receive unvested restricted stock or restricted units after termination of service. Awards of restricted stock are limited to 1.0 million shares in any one year to any one individual.

Stock Appreciation Rights. Stock appreciation rights may be granted under the 2002 Employee LTIP on the terms and conditions determined by the Compensation Committee. The grant price of a freestanding stock appreciation right will not be less than the fair market value of our Common Stock on the date of grant. The maximum number of shares of our Common Stock that may be utilized for purposes of determining an employee's compensation under stock appreciation rights granted under the 2002 Employee LTIP during any one fiscal year of the Company will not exceed 3.0 million shares, subject to adjustment under the antidilution provisions of the 2002 Employee LTIP.

Administration; Amendment and Termination. The Compensation Committee shall administer the 2002 Employee LTIP, and in the absence of the Compensation Committee, the Board will administer the Plan. The Compensation Committee will have full and exclusive power to interpret the provisions of the 2002 Employee LTIP as the Committee may deem necessary or proper, with the powers exercised in the best interests of the Company and in keeping with the objectives of the Plan. The Board may alter, amend, modify, suspend or terminate the 2002 Employee LTIP, except that no amendment, modification, suspension or termination that would adversely affect in any material way the rights of a participant under any award previously granted under the Plan may be made without the written consent of the participant or to the extent stockholder approval is otherwise required by applicable legal requirements.

Director Compensation Deferral Plan

The Baker Hughes Incorporated Director Compensation Deferral Plan, as amended and restated effective July 24, 2002 (the "Deferral Plan"), is intended to provide a means for members of our Board of Directors to defer compensation otherwise payable and provide flexibility with respect to our compensation policies. Under the provisions of the Deferral Plan, directors may elect to defer income with respect to each calendar year. The compensation deferrals may be stock option-related deferrals or cash-based deferrals. The stock option-related deferrals may be either market-priced stock options or discounted stock options. The number of shares to be issued for the market-priced stock option deferral is calculated on a quarterly basis by multiplying the deferred compensation by 4.4 and then dividing by the fair market value of our Common Stock on the last day of the quarter. The number of shares to be issued for the discounted stock option deferral is calculated on a quarterly basis by dividing the deferred compensation by the discounted price of our Common Stock on the last day of the quarter. The discounted price is 50% of the fair market value of our Common Stock on the valuation date. Stock options granted under the Deferral Plan vest on the first anniversary of the date of grant and must be exercised within 10 years of the date of grant. If a director's directorship terminates for any reason, any options outstanding will expire 3 years after the termination of the directorship. The maximum aggregate number of shares of our Common Stock that may be issued under the Deferral Plan is 0.5 million. As of December 31, 2003, stock option grants of 3,313 had been made under the Deferral Plan, no options were exercised during fiscal 2003 and approximately 0.5 million shares remained available for future options.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information concerning certain relationships and related transactions with our management is set forth in the section entitled "Certain Relationships and Related Transactions" in our Proxy Statement, which section is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information concerning principal accounting fees and services is set forth in the section entitled "Fees Paid to Deloitte & Touche LLP" in our Proxy Statement, which section is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) List of Documents filed as part of this Report

(1) Financial Statements
All financial statements of the Registrant as set forth under Item 8 of this Annual Report on Form 10-K.

(2) Financial Statement Schedules
- Schedule II Valuation and Qualifying Accounts
- The audited combined financial statements and supplemental combining information of WesternGeco, an unconsolidated significant subsidiary reported on the equity method, as set forth in Exhibit 99.2 of this Annual Report.

(3) Exhibits
Each exhibit identified below is filed as a part of this report. Exhibits designated with an "*" are filed as an exhibit to this Annual Report on Form 10-K. Exhibits designated with a "+" are identified as management contracts or compensatory plans or arrangements. Exhibits previously filed as indicated below are incorporated by reference.

3.1 Restated Certificate of Incorporation (filed as Exhibit 3.1 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2002).

3.2 Bylaws of Baker Hughes Incorporated restated as of October 22, 2003 (filed as Exhibit 3.1 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended September 30, 2003).

4.1 Rights of Holders of the Company's Long-Term Debt. The Company has no long-term debt instrument with regard to which the securities authorized thereunder equal or exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to furnish a copy of its long-term debt instruments to the SEC upon request.

4.2 Restated Certificate of Incorporation (filed as Exhibit 3.1 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2002).

4.3 Bylaws of Baker Hughes Incorporated restated as of October 31, 2003 (filed as Exhibit 3.1 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended September 30, 2003).

4.5 Indenture dated as of May 15, 1994 between Western Atlas Inc. and The Bank of New York, Trustee, providing for the issuance of securities in series (filed as Exhibit 4.6 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 1999).

10.1+ Employment Agreement by and between Baker Hughes Incorporated and Michael E. Wiley dated as of July 17, 2000 (filed as Exhibit 10.1 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2000).

10.2+ Severance Agreement between Baker Hughes Incorporated and Michael E. Wiley dated as of July 17, 2000 (filed as Exhibit 10.2 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2000).

10.3+ Severance Agreement between Baker Hughes Incorporated and G. Stephen Finley dated as of July 23, 1997 (filed as Exhibit 10.3 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2002).

10.4*+ Form of Indemnification Agreement dated as of December 3, 2003 between Baker Hughes Incorporated and each of the directors and certain executive officers.

10.5+ Form of Amendment 1 to Severance Agreement between Baker Hughes Incorporated and G. Stephen Finley effective November 11, 1998 (filed as Exhibit 10.2 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2003).

10.6+ Severance Agreement between Baker Hughes Incorporated and Alan R. Crain, Jr. dated as of October 25, 2000 (filed as Exhibit 10.6 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2000).

10.7+ Severance Agreement between Baker Hughes Incorporated and Greg Nakanishi dated as of November 1, 2000 (filed as Exhibit 10.7 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2000).

10.8*+ Form of Change in Control Severance Plan.

10.9+ Form of Baker Hughes Incorporated 2002 Director & Officer Long-Term Incentive Plan (filed as Exhibit 10.2 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).

10.10*+ Baker Hughes Incorporated Director Retirement Policy for Certain Members of the Board of Directors.

10.11 Baker Hughes Incorporated Supplemental Retirement Plan, as amended and restated effective as of January 1, 2003 (filed as Exhibit 10.12 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2002).

10.12+ Baker Hughes Incorporated Executive Severance Plan (effective November 1, 2002) (filed as Exhibit 10.13 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2002).

10.13 1993 Stock Option Plan, as amended by Amendment No. 1997-1 to the 1993 Stock Option Plan and as amended by Amendment No. 1999-1 to the 1993 Stock Option Plan (filed as Exhibit 10.14 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2002).

10.14 1993 Employee Stock Bonus Plan, as amended by Amendment No. 1997-1 to the 1993 Employee Stock Bonus Plan and as amended by Amendment No. 1999-1 to the 1993 Employee Stock Bonus Plan (filed as Exhibit 10.15 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2002).

10.15+ Baker Hughes Incorporated Director Compensation Deferral Plan, as amended and restated effective as of July 24, 2002 (filed as Exhibit 10.16 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2002).

10.16 1995 Employee Annual Incentive Compensation Plan, as amended by Amendment No. 1997-1 to the 1995 Employee Annual Incentive Compensation Plan and as amended by Amendment No. 1999-1 to the 1995 Employee Annual Incentive Compensation Plan (filed as Exhibit 10.17 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2002).

10.17 Long Term Incentive Plan, as amended by Amendment No. 1999-1 to Long Term Incentive Plan (filed as Exhibit 10.18 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2002).

10.18 Baker Hughes Incorporated 1998 Employee Stock Option Plan, as amended by Amendment No. 1999-1 to 1998 Employee Stock Option Plan (filed as Exhibit 10.3 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2003).

10.19 Form of Credit Agreement, dated as of July 7, 2003, among Baker Hughes Incorporated and thirteen banks for $500,000,000, in the aggregate for all banks (filed as Exhibit 10.5 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended September 30, 2003).

10.20+ Form of Stock Option Agreement for executives effective January 26, 2000 (filed as Exhibit 10.36 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2000).

10.21+ Form of Stock Option Agreement for executive officers effective October 1, 1998 (filed as Exhibit 10.37 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2000).

10.22 Form of Nonqualified Stock Option Agreement for employees effective October 1, 1998 (filed as Exhibit 10.4 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2003).

10.23+ Form of Nonqualified Stock Option Agreement for directors effective October 25, 1998 (filed as Exhibit 10.39 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2000).

10.24+ Form of Nonqualified Stock Option Agreement for directors effective October 25, 1995 (filed as Exhibit 10.26 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2001).

10.25 Form of Nonqualified Stock Option Agreement for employees effective October 25, 1995, (filed as Exhibit 10.27 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2001).

10.26 Form of Incentive Stock Option Agreement for employees effective October 25, 1995, (filed as Exhibit 10.28 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2001).

10.27 Interest Rate Swap Confirmation, dated as of April 8, 2003, and Schedule to the Master Agreement (Multicurrency-Cross Border), dated March 6, 2000 (filed as Exhibit 10.2 to Quarterly Report on Form 10-Q for the quarter ended March 31, 2003).

10.28 Interest Rate Swap Confirmation, dated July 30, 2003, and Schedule to the Master Agreement (Multicurrency-Cross Border), dated July 30, 2003 (filed as Exhibit 10.6 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2003).

10.29 Interest Rate Swap Confirmation, dated October 16, 2003 (filed as Exhibit 10.3 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).

10.30* Agreement and Plan of Merger among Baker Hughes Incorporated, Baker Hughes Delaware I, Inc. and Western Atlas Inc. dated as of May 10, 1998.

10.31* Tax Sharing Agreement dated October 31, 1997, between Western Atlas Inc. and UNOVA, Inc.

10.32* Employee Benefits Agreement dated October 31, 1997, between Western Atlas Inc. and UNOVA, Inc.

10.33 Master Formation Agreement by and among the Company, Schlumberger Limited and certain wholly owned subsidiaries of Schlumberger Limited dated as of September 6, 2000 (filed as Exhibit 2.1 to Form 8-K dated September 7, 2000).

10.34 Shareholders' Agreement by and among Schlumberger Limited, Baker Hughes Incorporated and other parties listed on the signature pages thereto dated November 30, 2000 (filed as Exhibit 10.1 to Form 8-K dated November 30, 2000).

10.35 Baker Hughes Incorporated Employee Stock Purchase Plan, as amended and restated, effective as of March 3, 2003 (filed as Exhibit 10.1 to Quarterly Report on Form 10-Q for the quarter ended March 31, 2003).

10.36+ Amendment 1 to Employment Agreement, effective April 25, 2001, by and between Baker Hughes Incorporated and Michael E. Wiley; Amendment 2 to Employment Agreement, effective December 5, 2001, by and between Baker Hughes Incorporated and Michael E. Wiley and Amendment 3 to Employment Agreement, effective December 5, 2001, by and between Baker Hughes Incorporated and Michael E. Wiley (filed as Exhibit 10.38 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2001).

10.37+ Severance Agreement, dated as of July 23, 1997, by and between Baker Hughes Incorporated and Edwin C. Howell, as amended by Amendment 1 to Severance Agreement, effective November 11, 1998 (filed as Exhibit 10.39 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2001).

10.38+ Severance Agreement, dated as of December 3, 1997, by and between Baker Hughes Incorporated and Douglas J. Wall, as amended by Amendment 1 to Severance Agreement, effective November 11, 1998 (filed as Exhibit 10.40 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2001).

10.39+ Form of Baker Hughes Incorporated Nonqualified Stock Option Agreement for executive officers, dated January 24, 2001 (filed as Exhibit 10.41 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2001).

10.40+ Form of Severance Agreement, dated as of March 1, 2001, by and between Baker Hughes Incorporated and certain executives, executed by James R. Clark (dated March 1, 2001) and William P. Faubel (dated May 29, 2001) (filed as Exhibit 10.42 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2001).

10.41 Form of Baker Hughes Incorporated Nonqualified Stock Option Agreement for employees, dated January 30, 2002 (filed as Exhibit 10.43 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2001).

10.42 Form of Baker Hughes Incorporated Incentive Stock Option Agreement for employees, dated January 30, 2002 (filed as Exhibit 10.44 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2001).

10.43*+ Amended and Restated Stock Matching Agreement dated as of December 3, 2003 between Baker Hughes Incorporated and James R. Clark.

10.44+ Form of Baker Hughes Incorporated Stock Option Award Agreements, dated July 24, 2002, with Terms and Conditions for employees and for directors and officers (filed as Exhibit 10.46 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2002).

10.45+ Form of Baker Hughes Incorporated Stock Option Award Agreements, dated January 29, 2003, with Terms and Conditions for employees and for directors and officers (filed as Exhibit 10.47 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2002).

10.46+ Form of Baker Hughes Incorporated Performance Award Agreements, dated January 29, 2003, for executive officers (filed as Exhibit 10.48 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2002).

10.47 Baker Hughes Incorporated Pension Plan effective as of January 1, 2002, as amended by First Amendment, effective January 1, 2002 (filed as Exhibit 10.51 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2002).

10.48+ First Amendment to Baker Hughes Incorporated Supplemental Retirement Plan, effective July 23, 2003 (filed as Exhibit 10.1 to Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2003).

10.49+ Form of Baker Hughes Incorporated Stock Option Award Agreement, dated July 22, 2003, for employees and for directors and officers (filed as Exhibit 10.1 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2003).

10.50*+Form of Baker Hughes Incorporated Stock Option Award Agreements, dated January 28, 2004, with Terms and Conditions for employees and for directors and officers.

10.51 Baker Hughes Incorporated 2002 Employee Long-Term Incentive Plan (filed as Exhibit 4.4 to Registration Statement No. 333-87372 on Form S-8 filed May 1, 2002).

21.1* Subsidiaries of Registrant.

23.1* Consent of Deloitte & Touche LLP.

23.2* Consent of PricewaterhouseCoopers LLP.

31.1* Certification of Michael E. Wiley, Chief Executive Officer, dated March 3, 2004, pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

31.2* Certification of G. Stephen Finley, Chief Financial Officer, dated March 3, 2004, pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

32* Statement of Michael E. Wiley, Chief Executive Officer, and G. Stephen Finley, Chief Financial Officer, dated March 3, 2004, furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended.

99.1 Administrative Proceeding, File No. 3-10572, dated September 12, 2001, as issued by the Securities and Exchange Commission (filed as Exhibit 99.1 to Current Report on Form 8-K filed on September 19, 2001).

99.2* Combined financial statements and supplemental combining information of WesternGeco for each of the three years in the period ended December 31, 2003.

(b) Reports on Form 8-K

A Current Report on Form 8-K was filed with the SEC on October 20, 2003, (a) to report under "Item 5. Other Events and Regulation FD Disclosure" the issuance of a press release whereby the Company announced that it had reached a proposed settlement agreement with a former employee who had made allegations of improper activities relating to operations in Nigeria and (b) to furnish under "Item 12. Results of Operations and Financial Condition" the Company's issuance of a press release whereby the Company announced that it had signed a definitive agreement for the sale of BIRD Machine.

A Current Report on Form 8-K was filed with the SEC on October 23, 2003, to furnish under "Item 12. Results of Operations and Financial Condition" the Company's announcement of financial results for the third quarter of 2003.

A Current Report on Form 8-K was filed with the SEC on October 30, 2003, to report under "Item 5. Other Events and Regulation FD Disclosure" the issuance of a press release whereby the Company announced the retirement of its Chief Operating Officer.

A Current Report on Form 8-K was filed with the SEC on January 14, 2004, to furnish under "Item 12. Results of Operations and Financial Condition" the Company's issuance of a press release whereby the Company announced that it had completed the sale of BIRD Machine.

A Current Report on Form 8-K was filed with the SEC on January 30, 2004, to furnish under "Item 9. Regulation FD Disclosure" the Company's issuance of a press release whereby the Company announced that a letter of intent had been signed to sell Petreco International, in which the Company has a minority interest.

A Current Report on Form 8-K was filed with the SEC on February 5, 2004, to report under "Item 5. Other Events and Regulation FD Disclosure" the Company's issuance of a press release whereby the Company announced the appointment of a new President and Chief Operating Officer.

A Current Report on Form 8-K was filed with the SEC on February 12, 2004, to furnish under "Item 12. Results of Operations and Financial Condition" the Company's announcement of financial results for the fourth quarter and year end of 2003.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 3rd day of March, 2004.

BAKER HUGHES INCORPORATED

By /s/MICHAEL E. WILEY
(Michael E. Wiley, Chairman of the Board, and Chief Executive Officer)

KNOWN ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael E. Wiley and G. Stephen Finley, each of whom may act without joinder of the other, as their true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/MICHAEL E. WILEY (Michael E. Wiley)	Chairman of the Board and Chief Executive Officer (principal executive officer)	March 3, 2004
/s/G. STEPHEN FINLEY (G. Stephen Finley)	Senior Vice President – Finance and Administration and Chief Financial Officer (principal financial officer)	March 3, 2004
/s/ALAN J. KEIFER (Alan J. Keifer)	Vice President and Controller (principal accounting officer)	March 3, 2004
/s/CLARENCE P. CAZALOT, JR. (Clarence P. Cazalot, Jr.)	Director	March 3, 2004
/s/EDWARD P. DJEREJIAN (Edward P. Djerejian)	Director	March 3, 2004
/s/ANTHONY G. FERNANDES (Anthony G. Fernandes)	Director	March 3, 2004
/s/CLAIRE W. GARGALLI (Claire W. Gargalli)	Director	March 3, 2004
/s/RICHARD D. KINDER (Richard D. Kinder)	Director	March 3, 2004
/s/JAMES A. LASH (James A. Lash)	Director	March 3, 2004
/s/JAMES F. MCCALL (James F. McCall)	Director	March 3, 2004
/s/J. LARRY NICHOLS (J. Larry Nichols)	Director	March 3, 2004
/s/H. JOHN RILEY, JR. (H. John Riley, Jr.)	Director	March 3, 2004
/s/CHARLES L. WATSON (Charles L. Watson)	Director	March 3, 2004

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

(In millions)	Balance at Beginning of Period	Additions Charged to Cost and Expenses	Deductions: Reversal of Prior Deductions	Deductions: Write-offs	Deductions: Charged to Other Accounts	Balance at End of Period
			(a)	(b)	(c)	
Year ended December 31, 2003:						
Reserve for doubtful accounts receivable	$ 67.2	$ 18.8	$ (10.2)	$ (13.5)	$ 0.5	$ 62.8
Reserve for inventories	235.9	23.2	–	(36.2)	9.6	232.5
Year ended December 31, 2002:						
Reserve for doubtful accounts receivable	$ 66.5	$ 23.0	$ (3.4)	$ (19.5)	$ 0.6	$ 67.2
Reserve for inventories	221.8	39.4	–	(27.8)	2.5	235.9
Year ended December 31, 2001:						
Reserve for doubtful accounts receivable	$ 68.3	$ 19.0	$ (0.8)	$ (18.7)	$ (1.3)	$ 66.5
Reserve for inventories	199.3	48.5	–	(22.1)	(3.9)	221.8

(a) Represents the reversals of prior accruals as receivables collected.

(b) Represents the elimination of accounts receivable and inventory deemed uncollectible or worthless.

(c) Represents reclasses, currency translation adjustments and divestitures.

GOVERNANCE AT BAKER HUGHES

Baker Hughes Corporate Governance Guidelines – Our board's *Corporate Governance Guidelines* regulate its relationship with stockholders, the conduct of the company's affairs and its relationship with our senior executive management. The guidelines recognize that the board has a separate and unique role as the link in the chain of authority between the stockholders and senior executive management. The *Corporate Governance Guidelines* are attached as Annex A to the Proxy Statement (contained herein) and can be accessed electronically at www.bakerhughes.com in the "About Baker Hughes" section.

The Baker Hughes board consists of 11 directors, including 10 independent non-employee directors. The company's bylaws allow the board to have between 9 and 12 members. Expansion above 12 members requires an affirmative vote of 75% of the members of the board. The sole inside director is Michael E. Wiley, Chairman and Chief Executive Officer of Baker Hughes. Director H. John Riley serves as the Lead Director.

The board has three classes of directors serving three-year staggered terms. Non-employee directors must resign as a director following certain events including their 72nd birthday, the third anniversary of the director's retirement from their principal occupation, the first anniversary of a job change other than a promotion or a lateral move within the same organization or if attendance at board and committee meetings falls below 66%. The board may waive these requirements if it believes retention of the board member is in the best interest of our company.

Baker Hughes Directors At A Glance

- All 10 independent non-employee directors serve on no more than three other public boards.
- The average age of the directors is 59. The average tenure on the board is approximately four years.
- The diversity of principal occupations represented on our board includes Energy (Cazalot, Kinder, Nichols, Watson and Wiley), Finance (McCall), High Technology (Lash), Executive Search (Gargalli), Diplomacy (Djerejian) and Diversified Industrial and Manufacturing (Fernandes and Riley).
- The board has regularly scheduled meetings six times per year. In 2003, the board held nine meetings and all directors attended at least 75% of all committee and board meetings.
- All five members of the Audit/Ethics Committee meet the SEC requirements of an "audit committee financial expert." The board has named Anthony G. Fernandes as its financial expert.
- The Audit/Ethics, Compensation, Finance and Governance Committees are all comprised solely of independent non-employee directors.

Committees of the Board – The board has five standing committees – Audit/Ethics, Compensation, Finance, Governance and Executive. The Audit/Ethics, Compensation, and Governance Committees are comprised solely of independent directors in accordance with NYSE corporate governance listing standards. The Finance Committee is also comprised of independent directors. Additionally, the board has adopted revised charters for the Audit/ Ethics, Compensation and Governance Committees that comply with the requirements of the NYSE standards, applicable provisions of the Sarbanes-Oxley Act of 2002 ("SOX") and SEC rules. Each of the charters has been posted and is available for public viewing in the "About Baker Hughes" section of our website at www.bakerhughes.com.

The Audit/Ethics Committee meets at least 10 times per year. The Compensation Committee meets at least four times per year. The Finance and Governance Committees meet at least two times per year. The Executive Committee meets as required. Independent non-employee directors meet without the CEO on a regular basis.

The Audit/Ethics Committee is comprised of five independent non-employee directors and is responsible for assisting the board with the oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, the qualification and independence of our independent auditor and the performance of our internal audit function. The Committee:

- selects the independent auditor used by the company and reviews their performance;
- reviews financial reporting and disclosure issues with management and the internal auditors;
- establishes guidelines with respect to earnings news releases and the financial information and earnings guidance provided to analysts;
- meets periodically with management, the internal auditors and the independent auditor, to review the work of each. The independent auditor and internal auditors have full and free access to the Audit/Ethics Committee, without management present, to discuss auditing and financial reporting matters;
- reviews and pre-approves audit and non-audit fees;
- provides assistance to the board in overseeing matters related to risk analysis and risk management;
- annually reviews compliance with our Business Code of Conduct and Foreign Corrupt Practices Act policies. The Baker Hughes Business Code of Conduct and Code of Ethical Conduct Certification is available on our website;
- annually reviews compliance with our environmental policy. The Baker Hughes Environmental Policy is available on our website;
- prepares an annual report to stockholders which is published in our proxy statement (contained herein) and made available on our website.

The Compensation Committee is comprised of five independent non-employee directors and is responsible for seeing that the senior executives of our company are compensated effectively in a manner that is consistent with our compensation strategy, internal equity considerations and competitive practice. The Committee:

- reviews our compensation strategy to ensure that management is rewarded appropriately for its contributions to growth and profitability, and that executive compensation supports both company and stockholder interests;
- reviews our stock option plans (and makes grants thereunder), employee retirement income plans, the employee thrift plan and the employee stock purchase plan;
- annually approves revisions to our annual salary increase guidelines and sets bonus goals;
- approves salary and bonus awards to key executives;
- recommends incentive compensation and stock award plans for approval by stockholders;
- periodically reviews management succession plans;
- annually reviews levels of stock ownership by officers in accordance with our stock ownership guidelines;
- prepares an annual report to stockholders which is published in our proxy statement (contained herein) and is available on our website.

The Finance Committee is comprised of five independent non-employee directors and is responsible for reviewing and monitoring the financial planning and actions taken that are related to the financial structure of our company. The Committee:

- reviews and approves for recommendation to the board any public equity offerings, public debt offerings or other debt arrangements, issuances of warrants, options or convertible or exchangeable securities, loans to third parties, and dividend policy changes;
- periodically reviews our activities with credit rating agencies and monitors key financial ratios;
- annually reviews our policies regarding approval levels for capital expenditures;
- periodically reviews our policy and controls with regard to derivatives and foreign exchange exposure;
- annually reviews our insurance programs.

The Governance Committee is comprised of five independent non-employee directors and is responsible for all governance related matters overseen by the board, including recruiting and recommending candidates for election to the board, reviewing the criteria for board membership against the current needs of the board, recommending directors' fees and monitoring compliance with the *Corporate Governance Guidelines*. The Committee:

- annually reviews the structure of the board and the skills and experiences of its members, to assure that the proper skills and diversity of experience are represented on the board;
- assesses the board contributions of the directors whose terms expire at the next annual meeting and recommends to the board if the director should be re-nominated;
- annually reviews board compensation and compensation methods;
- reviews outside directorships in other companies by Baker Hughes' senior officers.

		Committee*								
Directors	Age	Executive	Audit/Ethics	Governance	Finance	Compensation	Employee	Independent	Director Since	Class
Michael E. Wiley	52	C					X		2000	III
Clarence P. Cazalot, Jr.	52	M	M	M				X	2002	II
Edward P. Djerejian	63			M		M		X	2001	I
Anthony G. Fernandes	57		M		C			X	2001	II
Claire W. Gargalli	60				M	M		X	1998	III
Richard D. Kinder**	58	M			M	C		X	1994	II
James A. Lash	58		M		M			X	2002	III
James F. McCall	68		C	M				X	1996	III
J. Larry Nichols	60		M		M			X	2001	II
H. John Riley, Jr.	62	M		C		M		X	1997	I
Charles L. Watson	53	M		M		M		X	1998	I

* M=Member; C=Chairman

** Will retire at 2004 Annual Meeting

Resources on www.bakerhughes.com

Corporate Governance Guidelines	*www.bakerhughes.com/investor/about/bod/guidelines.htm*
Governance Committee Charter	*www.bakerhughes.com/investor/about/bod/charters/governance.htm*
Audit/Ethics Committee Charter	*www.bakerhughes.com/investor/about/bod/charters/audit.htm*
Audit/Ethics Committee Annual Report	*www.bakerhughes.com/investor/bod/auditethics/2003report.htm*
Finance Committee Charter	*www.bakerhughes.com/investor/about/bod/charters/finance.htm*
Compensation Committee Charter	*www.bakerhughes.com/investor/about/bod/charters/compensation.htm*
Compensation Committee Annual Report	*www.bakerhughes.com/investor/bod/compensation/2003report.htm*
Executive Committee Charter	*www.bakerhughes.com/investor/about/bod/charters/executive.htm*
Business Code of Conduct	*www.bakerhughes.com/investor/about/code_of_conduct.htm*
Code of Ethical Conduct Certification	*www.bakerhughes.com/investor/about/code_certification.htm*
Stockholder Rights Plan Policy Statement	*www.bakerhughes.com/investor/about/rights_statement.htm*
Environmental Policy	*www.bakerhughes.com/HSE/plan_policy.htm*
Biographies of Board Members	*www.bakerhughes.com/investor/about/bod.htm*
Biographies of Executive Officers	*www.bakerhughes.com/investor/about/management.htm*

Ownership Structure

Investors	Source	Shares (millions)	% of Total
Fidelity Management	(12/03, 13F)	31.7	9.6%
Dodge & Cox	(12/03, 13F)	19.6	5.9%
Lord Abbett	(12/03, 13F)	17.7	5.3%
Capital Research	(12/03, 13F)	16.0	4.8%
T. Rowe Price	(12/03, 13F)	13.2	4.0%
Barclays	(12/03, 13F)	12.1	3.6%
State Street	(12/03, 13F)	9.5	2.9%
Alliance Capital	(12/03, 13F)	9.5	2.9%
Capital Guardian	(12/03, 13F)	9.1	2.7%
RCM Capital	(12/03, 13F)	8.6	2.6%
Top 10 investors		147.0	44.3%
Other institutional investors		150.8	45.4%
Other holders		34.1	10.3%

Important Stockholder Dates

Q104 Earnings News Release*	4/27/04
2004 Annual Meeting	4/28/04
Q204 Earnings News Release*	7/29/04
Q304 Earnings News Release*	10/28/04

*Dates subject to change without notice

Independent Auditor

In 2003 we paid our independent auditor, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates, audit fees of $3.6 million; audit-related fees of $0.2 million; and tax fees of $1.1 million primarily for the preparation of income, payroll, value added and other tax returns.

Corporate Officers

Michael E. Wiley
Chairman and
Chief Executive Officer

James R. Clark
President and
Chief Operating Officer

G. Stephen Finley
Senior Vice President –
Finance and Administration
and Chief Financial Officer

Alan R. Crain, Jr.
Vice President and
General Counsel

Greg Nakanishi
Vice President,
Human Resources

Sandra E. Alford
Corporate Secretary

Luis H. Derrota
Vice President, Chief
Compliance Officer
and Deputy General
Counsel – Compliance

Douglas C. Doty
Vice President and Treasurer

David E. Emerson
Vice President, Strategy and
Business Development

Alan J. Keifer
Vice President and Controller

John H. Lohman, Jr.
Vice President, Tax

John A. O'Donnell
Vice President

Ray A. Ballantyne
Vice President and
President, INTEQ

David H. Barr
Vice President and
President, Baker Atlas

Trevor M. Burgess
Vice President and
President,
Hughes Christensen

William P. Faubel
Vice President and
President, Centrilift

Edwin C. Howell
Vice President and
President, Baker Petrolite

Douglas J. Wall
Vice President and
President, Baker Oil Tools

Board of Directors

Larry D. Brady*
Chairman and Chief
Executive Officer,
UNOVA, Inc.

Clarence P. Cazalot, Jr.
President and Chief
Executive Officer,
Marathon Oil Corporation

Edward P. Djerejian
Director, James A. Baker III
Institute for Public Policy,
Rice University

Anthony G. Fernandes
Former Chairman, President
and Chief Executive Officer,
Phillip Services Corporation

Claire W. Gargalli
Former Vice Chairman,
Diversified Search and
Diversified Health Search
Companies

Richard D. Kinder**
Chairman and Chief
Executive Officer, Kinder
Morgan, Inc. and
Kinder Morgan Energy
Partners, L.P.

James A. Lash
First Selectman, Greenwich,
Connecticut and Chairman,
Manchester Principal LLC

James F. McCall
Lt. General, U.S. Army
(Retired), Executive Director
of the American Society of
Military Comptrollers

J. Larry Nichols
Chairman and Chief
Executive Officer, Devon
Energy Corporation

H. John Riley, Jr.
Chairman, President and
Chief Executive Officer,
Cooper Industries, Ltd.

Charles L. Watson
Chairman, Eagle
Energy Partners
and Wincrest Ventures

Michael E. Wiley
Chairman and Chief
Executive Officer,
Baker Hughes Incorporated

**Elected to the Board to fill the vacancy in Class II caused by the retirement of Mr. Kinder.*

***Will retire at the Annual Meeting of Stockholders to be held April 28, 2004.*

Stockholder Information

Transfer Agent and
Registrar
Mellon Investor
Services, L.L.C.
85 Challenger Road
Ridgefield Park, NJ 07660
(888) 216-8057

Stock Exchange Listings
Ticker Symbol "BHI"
New York Stock
Exchange, Inc.
Pacific Exchange, Inc.
SWX Swiss Exchange

Investor Relations Office
Gary R. Flaharty
Director, Investor Relations
Baker Hughes Incorporated
P.O. Box 4740
Houston, Texas 77210-4740
ir@bakerhughes.com

Form 10-K
Additional copies of the company's Annual Report to the Securities and Exchange Commission (Form 10-K) are available by writing to Baker Hughes Investor Relations.

Annual Meeting
The company's Annual Meeting of Stockholders will be held at 9:00 a.m. Central Time on April 28, 2004 at the offices of the company:
3900 Essex Lane, Suite 210
Houston, Texas.

Corporate Office Location and Mailing Address
3900 Essex Lane
Houston, Texas 77027-5177
Telephone: (713) 439-8600
P.O. Box 4740
Houston, Texas 77210-4740

Website
www.bakerhughes.com

Baker Hughes Information Systems
(888) 408-4244

Baker Hughes Incorporated

3900 Essex Lane
Houston, TX 77027

P.O. Box 4740
Houston, TX 77210-4740

713-439-8600

www.bakerhughes.com